
09010249

2008 ANNUAL REPORT



WRIGHT EXPRESS®

1983

- Wright Express begins operations
- Wright Express card accepted at three ATM-style gas pumps in Portland, Maine

1986

- First private label partner signed

1993

- First cobrand partner signed

1994

- First major Wright Express card fleet accounts signed

1997

- Wright Express Financial Services is incorporated

2000

- MasterCard program launched

2005

- Wright Express becomes a publicly held, NYSE traded company

2007

- TelaPoint, a leading provider of browser-based supply chain software solutions, is acquired

2008

- Acquired Pacific Pride Services, Inc., a network of franchisee fueling sites
- Entered international markets through acquisition of FAL, an international provider of fuel card processing software solutions

ABOUT WRIGHT EXPRESS

From the beginning of our history, Wright Express has had a vision; a vision built on relationships. During our formative early years we established our foundation of integrity, and embraced the fundamental value of establishing enduring relationships. These relationships have enabled us to become a leading provider of payment processing and information management services.

Wright Express markets its services directly to fleets and indirectly as an outsourcing partner for its strategic relationships and franchisees. The Company's business portfolio includes a MasterCard-branded corporate card as well as TelaPoint, a provider of supply chain software solutions for petroleum distributors and retailers, and Pacific Pride, a fuel distributor franchisee network, as well as international subsidiaries.

During these 25 years we have built and upgraded the functionality of our closed loop network to have site acceptance at over 90 percent of the nation's retail fuel locations and over 45,000 vehicle maintenance locations. Our proprietary software provides fleets with the security and the ability to control purchases in the field, and delivers comprehensive information and analysis tools that allow fleets to effectively manage their operations and reduce costs. The Company's fleet charge cards are used by commercial and government fleets to purchase fuel and maintenance services for approximately 4.7 million vehicles. We're proud of every enduring fleet and strategic partner relationship we've built during the last 25 years, and we look forward to enhancing and expanding these relationships in the future.

Wright Express stock is publicly traded on the New York Stock Exchange under the ticker symbol "WXS."


25th
Anniversary
WRIGHT EXPRESS

2008 FINANCIAL HIGHLIGHTS



400
350
300
250
200
150
'05 '06 '07 '08

TOTAL REVENUE ($ IN MILLIONS)



300
250
200
150
100
50
'05 '06 '07 '08

TOTAL FUEL TRANSACTIONS PROCESSED (IN MILLIONS)



2,500
2,000
1,500
1,000
950
900
'05 '06 '07 '08

MASTERCARD PURCHASES ($ IN MILLIONS)

KEY FINANCIAL HIGHLIGHTS & RECONCILIATION OF GAAP NET INCOME

(in thousands)		2008		2007		2006
Revenue	$	393,582	$	336,128	$	291,247
GAAP net income	$	127,640	$	51,577	$	74,609
Reconciliation of GAAP Net Income to Adjusted Net Income[1]						
GAAP net income	$	127,640	$	51,577	$	74,609
Non-cash, mark-to-market adjustments on derivative instruments		(90,892)		37,074		(32,186)
Acquisition amortization		4,854		1,089		—
Asset impairment charge		1,538		—		—
Tax impact		31,008		(13,730)		13,365
Adjusted Net Income	$	74,148	$	76,010	$	55,788

1 Adjusted Net Income for 2006, 2007 and 2008

Although adjusted net income is not calculated in accordance with generally accepted accounting principles (GAAP), the Company considers this measure integral because it eliminates the non-cash volatility associated with the derivative instruments, excludes the amortization of purchased intangibles and excludes a non-cash asset impairment charge. In addition to evaluating the Company's performance on a GAAP basis, management evaluates performance on a basis that excludes the below items because:

- Exclusion of the non-cash, mark-to-market adjustments on derivative instruments helps management identify and assess trends in the underlying business that might otherwise be obscured due to quarterly and annual non-cash earnings fluctuations associated with fuel-price derivative contracts;
- The non-cash, mark-to-market adjustments on derivative instruments are difficult to forecast accurately, making comparisons across historical and future quarters and years difficult to evaluate;
- The amortization of purchased intangibles and asset impairment do not affect the operations of the business.

Wright Express believes that adjusted net income may also be useful to investors as one means of evaluating the Company's performance. However, because adjusted net income is a non-GAAP measure, it should not be considered as a substitute for, or superior to, net income, operating income or cash flows from operating activities as determined in accordance with GAAP and it may not be comparable to similarly titled measures employed by other companies.

TO OUR STOCKHOLDERS


PACIFIC PRIDE
MASTERCARD
CORE FLEET
WEXSMART
TELAPOINT

"We're making excellent progress on our long-term revenue diversification strategy. We will continue to invest in our growth strategies and in our people, and I am confident that Wright Express will be positioned for industry-leading growth when the economy begins to recover."

The deteriorating economy tested our business model in 2008, but Wright Express remained solidly profitable, improved its cash flow and liquidity, and concluded the year well-prepared for the challenging environment ahead. We will continue to invest in our growth strategies and in our people, and I am confident that Wright Express is positioned for industry-leading performance regardless of the economic conditions.

Moving Our Business Forward

We exceeded our internal goal for the front end of our business in 2008, as the sales force added more than 600,000 new vehicles to our portfolio. Three Federal agencies began using Wright Express cards during the year, including GSA Fleet, one of the largest fleets in the world. These Federal agencies expanded our portfolio by 278,000 vehicles. At the same time, we continued to be successful in customer retention and customer loyalty. Voluntary attrition was 1.8 percent for the year – substantially below our target of 3 percent.

While 2008 was an outstanding year for new business and customer retention, the deepening recession took its toll on our overall results. In the fourth quarter of 2007 we began to see fleets in our existing installed base adjusting to the weakening economy by cutting back on the number of vehicles they operate and driving fewer miles. This decline in fleet activity steadily worsened in 2008. Once this contraction of existing base bottoms and then begins to reverse, it will have a very positive impact on future results.


CONNECTING
CUSTOMERS
THROUGH
QUALITY
SERVICES

As a result, excluding the effect of customer additions and despite the low attrition, we saw accelerating erosion through 2008 in active vehicles served as well as gallons of fuel purchased per vehicle. Fueling volume in our installed base declined by 4 percent from 2007.

Cost Drivers

Cost control is, and will remain, a key focus for us. Early in 2008, with the business clearly slowing, we decided not to fill 60 new positions that we had budgeted for the year. In the third quarter we restructured our field sales operation and streamlined other functions. This reorganization will generate annual savings going forward. We also scaled back our capital spending and reduced costs in other areas during the year.

Late in 2007 we began seeing difficulties in the collection environment, and charge-offs increased as 2008 unfolded. Fuel prices rose sharply and then peaked in the first half of the year, which elevated our receivables as more customers began facing liquidity challenges in the second half of the year. Our credit losses increased as a result of the challenging economy.

While the vast majority of our customers continue to pay Wright Express on time, we took a number of actions during the year that helped us better manage credit risk. Chief among them were


tightening our credit standards and closely managing customer credit lines in light of market conditions. We also continued to invest in our suite of proprietary credit risk management tools.

Diversification

While managing the challenges in our core fleet business, we made excellent progress on our long-term revenue diversification strategy. The first of these initiatives was MasterCard, and despite weakness in the online travel sector, purchase volume in our MasterCard business extended its record of double-digit growth in 2008. Another diversification initiative is our WEXSmart vehicle telematics business. The number of partners and fleets adopting WEXSmart steadily increased, and we concluded the year with WEXSmart posting its best quarter ever.

Our TelaPoint and Pacific Pride businesses, which Wright Express purchased in mid-2007 and early 2008, respectively, also produced solid results, demonstrating our potential to drive revenue in the fleet and merchant markets adjacent to the fleet card business. In mid-2008 we acquired the assets of Financial Automation Limited (FAL), a New Zealand-based provider of fuel card processing software solutions which we've rebranded, Wright Express New Zealand. Wright Express New Zealand now provides us with an international presence that we can leverage to enter new geographic markets over the next several years. All in, our

FAL, a New Zealand-based provider of fuel card processing solutions, which we have renamed Wright Express New Zealand, represents our initial foray into the international marketplace and will allow us to offer fleet card processing and operations solutions to major oil companies in geographic markets around the world.


WRIGHT
EXPRESS
New Zealand

diversification plays – WEXSmart, international expansion, TelaPoint, Pacific Pride and MasterCard – contributed approximately 14% of our total increase in the fourth quarter, and we expect this contribution to accelerate in 2009. Wright Express generated more than $100 million in free cash flow in 2008. Our ability to make cash acquisitions like Pacific Pride and FAL while also paying down $29 million in financing debt and buying back nearly $40 million in common stock demonstrates both the power of our business model and the advantage of having a healthy level of liquidity. Although the economic outlook is sobering, Wright Express is profitable and financially strong as we begin 2009.

Investing In Our Future

Our goal for the year ahead is to build on these strengths and maximize the results we produce even in difficult market conditions. We expect to continue meeting our ambitious targets for adding new vehicles and controlling attrition. MasterCard, Wright Express New Zealand, Pacific Pride, TelaPoint and WEXSmart should continue to drive new and growing streams of revenue. The Company will see a full year's benefit from the three Federal agency fleets as well as growth from the large new portfolio we expect to be adding with Citi. And we will continue to pursue opportunities to take costs out of the business and improve the credit quality of our portfolio.


A Wright Express Company
TelaPoint
Fuel Management Systems

TelaPoint set the standard for business-to-business applications focused exclusively on information solutions for oil companies and the petroleum distributor market. TelaPoint's customers include more than 20,000 retail and wholesale fueling sites across the country, and they have relationships with approximately 250 petroleum carriers. Forward thinking marketers use TelaPoint's industry leading Internet software to successfully reduce their fuel operation costs and manage operations more efficiently.


PACIFIC
PRIDE

The U.S. fleet fuel distributor channel represents an important strategic growth opportunity for Wright Express. Pacific Pride's distributor value proposition, which includes strong industry relationships, exceptional security and outstanding reporting capabilities, is a great strategic fit for us. In 2008 Pacific Pride was named one of the 25 franchise high performers by the Wall Street Journal.


MasterCard

Our first diversification play was MasterCard. Purchase volume on our MasterCard was up 30% in 2008 and this channel is continuing to grow because our sales reps continue to identify new sources of spend at existing customers.



On behalf of the entire Wright Express team, thank you for the confidence you have placed in the Company's future and in us. We are committed to rewarding your trust in the years ahead.

Sincerely,

Michael E. Dubyak
Chairman and Chief Executive Officer
March 16, 2009

Cautionary Note Regarding Forward-Looking Statements
Except for the historical information and discussions contained herein, statements contained in this annual report may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Achieving the results described in these statements involves a number of risks, uncertainties, and other factors that could cause actual results to differ materially, as discussed in Wright Express' filings with the Securities and Exchange Commission, and in the attached Form 10-K.

Performance Graph

The following graph assumes $100 invested on February 16, 2005, the date of the Company's IPO, and compares (a) the percentage change in the Company's cumulative total stockholder turn on the common stock (as measured bydividing (i) the sum of (A) the cumulative amount of dividends, assuming dividend reinvestment, during the period commencing February 16, 2005, and ending on December 31, 2008, and (B) the difference between the Company's share price at the end and the beginning of the periods presented by (ii) the share price at the beginning of the periods presented) with (b) (i) the Russell 2000 Index and (ii) the S&P 500® Data Processing & Outsourced Services.



Total Return Performance
Wright Express Corporation
Russell 2000
S&P Data Processing and Outsourced Services
Index Value
220
200
180
160
140
120
100
80
60
40
02/16/05
06/30/05
12/31/05
06/30/06
12/31/06
06/30/07
12/31/07
06/30/08
12/31/08

Index	Period Ending 02/16/05	06/30/05	12/31/05	06/30/06	12/31/06	06/30/07	12/31/07	06/30/08	12/31/08
Wright Express Corporation	100.00	108.01	128.65	168.07	182.28	200.41	207.54	145.03	73.68
Russell 2000	100.00	100.60	106.52	115.27	126.08	134.21	124.11	112.47	82.17
S&P Data Processing and Outsourced Service	100.00	101.77	113.67	114.99	125.44	137.54	128.05	123.38	89.43

Copyright © 2008 SNL Financial LC. All rights reserved

SEC
Mail Processing
Section
APR 09 2009
Washington, DC
122

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)
☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____________________ **to** ____________________

Commission file number 001-32426


WRIGHT
EXPRESS

WRIGHT EXPRESS CORPORATION
(Exact name of registrant as specified in its charter)

Delaware *(State or other jurisdiction of incorporation or organization)*	**01-0526993** *(I.R.S. Employer Identification No.)*
97 Darling Avenue **South Portland, Maine** *(Address of principal executive offices)*	**04106** *(Zip Code)*

(207) 773-8171
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.01 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes ☑ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
☐ Yes ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐

Non-accelerated filer ☐ Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
☐ Yes ☑ No

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant (assuming for the purpose of this calculation, but without conceding, that all directors, officers and any 10 percent or greater stockholders are affiliates of the registrant) as of June 30, 2008, the last business day of the registrant's most recently completed second fiscal quarter, was $955,847,993 (based on the closing price of the registrant's common stock on that date as reported on the New York Stock Exchange).

There were 38,256,773 shares of the registrant's common stock outstanding as of February 20, 2009.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Company's Proxy Statement for the 2009 Annual Meeting of Stockholders are incorporated by reference in Part III.

TABLE OF CONTENTS

All references to "we," "us," "our," "Wright Express," or the "Company," in the Annual Report on Form 10-K mean Wright Express Corporation and all entities owned or controlled by Wright Express Corporation, except where it is clear that the term means only Wright Express Corporation.

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for statements that are forward-looking and are not statements of historical facts. The "Outlook for the Future" section of this Annual Report in Item 7, among other sections, contains forward-looking statements. Any other statements that are not statements of historical facts may be deemed to be forward-looking statements. When used in this Annual Report, the words "may," "will," "could," "anticipate," "plan," "continue," "project," "intend," "estimate," "believe," "expect" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. Forward-looking statements relate to our future plans, objectives, expectations and intentions and are not historical facts and accordingly involve known and unknown risks and uncertainties and other factors that may cause the actual results or performance to be materially different from future results or performance expressed or implied by these forward-looking statements. The following factors, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this Annual Report, in press releases and in oral statements made by our authorized officers: fuel price volatility; financial loss if we determine it necessary to unwind our derivative instrument position prior to the expiration of the contract; our failure to maintain or renew key agreements; failure to expand our technological capabilities and service offerings as rapidly as our competitors; the actions of regulatory bodies, including bank regulators; the uncertainties of litigation, as well as other risks and uncertainties identified in Item 1A of this Annual Report. Our forward-looking statements and these factors do not reflect the potential future impact of any merger, acquisition or disposition. The forward-looking statements speak only as of the date of the initial filing of this Annual Report and undue reliance should not be placed on these statements. We disclaim any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

PART I

ITEM 1. BUSINESS

Our Company

Wright Express Corporation, founded in 1983, is a leading provider of payment processing and information management services to the United States commercial and government vehicle fleet industry. We provide our services in the United States, Canada, New Zealand and Australia. We market our services directly, as well as through more than 140 strategic relationships which include major oil companies, fuel retailers and vehicle maintenance providers. We also offer a MasterCard-branded corporate card.

On February 16, 2005, Wright Express LLC converted into Wright Express Corporation, a Delaware corporation, and 100 percent of the ownership interests in Wright Express LLC were converted into 40 million shares of common stock and 100 shares of non-voting convertible, redeemable preferred stock. On the same day, our former corporate parent sold all 40 million shares of common stock in an initial public offering ("IPO") and all 100 shares of non-voting convertible, redeemable preferred stock in a private placement.

Our wholly owned banking subsidiary, Wright Express Financial Services Corporation ("FSC"), a Utah industrial bank, was established in 1998. FSC approves the customer applications and owns the customer relationships for most of our fuel and maintenance programs and offers our MasterCard-branded corporate payment solution. Wright Express Canada Ltd. ("WEXCanada") was incorporated in January 2007 as a wholly owned subsidiary of FSC to assist us in funding transactions with Canadian companies.

In addition to the companies described above, we have expanded our business through the acquisition of the following entities:

- We acquired TelaPoint, Inc. ("TelaPoint") on August 6, 2007. TelaPoint is a provider of browser-based supply chain software solutions for bulk petroleum distributors, retailers and fleets.
- We acquired the net assets of Pacific Pride Services, Inc. and converted it into Pacific Pride Services, LLC ("Pacific Pride") on February 29, 2008. Pacific Pride is an independent fuel distributor franchisee network, encompassing more than 340 independent fuel franchisees.
- We acquired the net assets of Financial Automation Limited, a provider of fuel card processing software solutions located in New Zealand, on August 29, 2008. Concurrent with the acquisition of Financial Automation Limited, we established a structure for international operations ("Wright Express International").

We have created one of the largest proprietary payment processing networks in the United States. We collect a broad array of information at the point of sale including the amount of the expenditure, the identity of the driver and vehicle, the odometer reading, the identity of the fuel or vehicle maintenance provider and the items purchased. We use this information to provide customers with purchase controls and analytical tools to help them effectively manage their vehicle fleets and control costs. We deliver value to our customers by providing customized offerings with accepting merchants, processing payments and providing unique information management services to our fleets.

For more than 20 years we have built our network and now have site acceptance at over 90 percent of the nation's retail fuel locations and over 45,000 vehicle maintenance locations. This network, which is deployed at fuel and maintenance locations that use our proprietary software, is referred to as "closed loop" because we have a direct contractual relationship with the merchant and the fleet; only Wright Express transactions can be processed in this network.

In addition to our closed loop retail fuel and vehicle maintenance network, we also issue corporate MasterCard products. These product offerings allow Wright Express to be a single source for all of a company's payment processing and purchasing information management needs.

Our Company is organized under two segments, Fleet and MasterCard. The Fleet segment is the primary focus of our business, representing 93 percent of total revenue. The Fleet segment of our business provides customers with payment processing services specifically designed for the needs of vehicle fleet industries. Revenue is earned primarily from payment and transaction processing, of which the majority is payment processing revenue. Additionally, we earn revenue in this segment from account servicing fees and financing fees. The MasterCard segment of our business provides customers with a payment processing solution for their corporate purchasing and transaction monitoring needs.

Strategy

Our strategy is to leverage our core competitive strengths – sales and marketing, portfolio management, customer service and product differentiation – to acquire and retain customers and to create products that add value by satisfying new and existing customers' needs.

Our strategic initiatives include:

- *Increase market share.* We intend to leverage our proprietary network and our knowledge of the industry to increase our share in the marketplace. We expect to utilize existing and new marketing channels, along with additional outsourced strategic relationships and added product features including but not limited to web-based account management and distributor-specific product offerings.

- *Leverage our existing customer base and cross-sell our products.* We have approximately 290,000 customers. We will continue to leverage this existing customer base by cross-selling our products to them. These cross-selling opportunities include, but are not limited to, the supply chain software offered by our TelaPoint subsidiary and our vehicle-based telematics offering, which we refer to as *WEXSmart*™.

- *Penetrate international markets.* We have over 20 years of experience as a provider of payment and transaction processing services in the United States fleet industry. We expect to draw on this experience, along with our existing industry relationships and brand recognition, to grow our international presence initially through our investment in Financial Automation Limited.

FLEET SEGMENT

Products and Services

Payment processing

In a payment processing transaction we pay the purchase price for the fleet customer's transaction, less the payment processing fees we retain, to the fuel or vehicle maintenance provider, and we collect the total purchase price from the fleet customer, most often within one month from the billing date. Payment processing fees are typically based on a percentage of the aggregate dollar amount of the customer's purchase; however, the fees may also be based on a fixed amount charged per transaction or on a combination of both measures. In 2008, we had approximately 216 million payment processing transactions.

Transaction processing

In a transaction processing transaction we earn a fixed fee per transaction. We processed nearly 61 million transaction processing transactions in 2008 for fleet customers.

Information management

We provide standard and customized information to customers through monthly vehicle analysis reports, custom reports and our website, *WEXOnline*®. We also alert the customer to any unusual transactions or transactions that fall outside of pre-established parameters. Customers can access their account information, including account history and recent transactions, and download the details. In addition, through *WEXOnline*®, fleet managers can elect to be notified by email when limits are exceeded in specified purchase categories, including limits on transactions within a time range and gallons per day. Utilizing our *WEXSmart*™ product which leverages telematics, automobile systems that combine global positioning satellite tracking and other wireless technology, fleet managers can track the movements of their drivers and the locations of their vehicles.

Account management

We provide the following account management services:

- *Customer service, account activation and account retention.* We offer customer service, account activation and account retention services to fleets, strategic relationships and the fuel and vehicle maintenance providers on our network. Our services include promoting the adoption and use of our products and programs and account retention programs.

- *Authorization and billing inquiries and account maintenance.* We handle authorization and billing questions, account changes and other issues for fleets through our dedicated customer contact center, which is available 24 hours a day, seven days a week. Fleet customers also have self service options available to them through *WEXOnline*®.

- *Premium fleet services.* We assign designated account managers to businesses and government agencies with large fleets. These representatives have in-depth knowledge of both our programs and the operations and objectives of the fleets they service.

- *Credit and collections services.* We have developed proprietary account approval, credit management and fraud detection programs. Our underwriting model produces a proprietary score, which we use to predict the likelihood of an account becoming delinquent within 12 months of activation. We also use a credit line maintenance model to manage ongoing accounts, which allows us to predict the likelihood of account delinquency over an on-going 18 month time horizon. We have developed a collections scoring model that we use to rank and prioritize past due accounts for collection activities. We also employ fraud specialists who monitor, alert and provide case management expertise to minimize losses and reduce program abuse.

- *Merchant services.* Our representatives work with fuel and vehicle maintenance providers to enroll them in our network, certify all network and terminal software and hardware, and train them on our sale, transaction authorization and settlement processes.

Marketing Channels

United States

We market our payment processing and information management services to fleets directly and indirectly. Our experienced inside and outside sales forces and our marketing team, which has expertise in direct marketing, database analysis and marketing strategy and execution, drive our sales and marketing efforts. We also utilize industry tradeshows, advertising and other awareness campaigns to market our services. By collecting and analyzing customer data acquired for more than 20 years, we have created a detailed profile of representative fleet customers and have also developed a proprietary database that allows us to better market to the fleet industry. We provide market opportunity analyses, customer acquisition models and detailed marketing plans to our sales force and the sales forces of companies with which we have co-branded, affinity, distributor or private label relationships.

Direct

We market our services, branded with the Wright Express name, directly to commercial and government vehicle fleets, which allows us to have a direct relationship with our fleet customers. These direct customers include fleets of all sizes and vehicle categories. We use our inside sales force to attract small fleets, such as contracting, landscaping and plumbing businesses. Our mid-size fleet customers are typically regional businesses, such as dairies, beverage companies and grocery chains. We use our outside sales force to market to these customers. Our large fleet customers consist of national and large regional fleets. In marketing our services to these customers, we emphasize our ability to offer national site acceptance, a high level of customer service, and on-line tools to monitor, control and customize their fleet management capabilities. To attract and retain large fleet customers, we use both our outside sales force, which focuses on the acquisition of new customers, and internal account managers, who focus on servicing and growing revenue from existing customers.

Indirect

We market our services indirectly through co-branded, affinity, distributor and private label relationships.

- *Co-branded.* Through our co-branded relationships, we market our services for, and in collaboration with, fleet management companies, automotive manufacturers, fuel providers and convenience store chains using their brand names and our Wright Express logo. These companies seek to offer our payment processing and information management services to their fleet customers.

  We use our co-branded relationships to reach all sizes of fleet customers. We are able to expand the base of customers to whom we provide our services by combining the marketing and sales efforts of our own sales force with the efforts of the sales forces of our co-branded partners.

- *Affinity.* Similar to the co-branded relationships, our affinity relationships are marketed in collaboration with fuel providers and convenience store chains. The services we deliver are designed to foster loyalty to the fuel provider or convenience store chain as the program is marketed as their own. However, these products allow for the same level of payment processing and information management services as are received by the companies using our co-branded programs.

- *Distributor.* Through our distributor relationships, we market our services via a network of independent Pacific Pride fuel franchisees. Franchisees issue their own Pacific Pride commercial fueling cards to fleet customers. Vehicles in this program have access to fuel at Pacific Pride and strategic partner locations in the United States and Canada. We increase penetration to these customers by leveraging Pacific Pride's local market presence and brand recognition, as well as its platform and products for commercial and government fleets. We also service distributors through the Wright Express Distributor program, which provides fuel merchants with payment processing and information management services for their own fleets.

- *Private Label.* We market our services for, and in collaboration with, fuel retailers, using only their brand names. The fuel retailers with which we have formed strategic relationships offer our payment processing and information management services to their fleet customers in order to establish and enhance customer loyalty. These fleets use these services to purchase fuel at locations of the fuel retailer with whom we have the private label relationship. Private label customers are typically small fleets. The fleet drivers often do not travel beyond a defined geographic area and are not unduly burdened by limiting their fuel purchases to the fuel locations of a particular fuel retailer within that area. We primarily rely on the marketing efforts of our private label relationships to attract customers; however, many of these fuel retailers also rely on our sales and marketing expertise to further their efforts.

International

Internationally, we intend to develop fuel card processing software solutions to give us a presence that we can leverage in select geographic markets around the world. Our experience with the major oil companies in the Unites States and Canada has led us to conclude that major oil companies are often managing their fleet specific payment processing and information management service offerings on a more global basis.

We seek to develop long term relationships with oil companies, in order to increase the overall portfolio value through an outsourced payment processing and information management solution. We intend to provide implementation of a best-in-class application and technological offering. The value proposition that Wright Express International offers is based on the benefits and value it delivers in satisfying the oil companies' strategic objectives, including improved market effectiveness, cost efficiency and minimizing solution risks.

MASTERCARD SEGMENT

Products and Services

Corporate charge card

Our corporate MasterCard charge card product provides commercial travel and entertainment and purchase capabilities to businesses in industries that can utilize our information management functionality. The MasterCard product can be sold jointly with the fleet card product to offer a total corporate payment solution to companies.

Single use account

Our single use account MasterCard service allows businesses to centralize purchasing, simplify complex supply chain processes and eliminate the paper check writing associated with traditional purchase order programs. Our single use account service is used for transactions where no card is presented, that is, transactions conducted over the telephone, by mail, facsimile or on the Internet. They also can be used for transactions that require pre-authorization, such as hotel reservations. Under this program, each transaction is assigned a unique MasterCard account number. The unique account number makes limiting purchase amounts, tracking, settling and reconciling purchases easier and eliminates the risks associated with using multiple cards.

Marketing Channels

We market our MasterCard-branded corporate payment solutions directly to our customers in conjunction with our fleet offerings. We leverage the marketing and advertising efforts of MasterCard Inc. Our corporate MasterCard products are marketed to commercial and government organizations.

OTHER ITEMS

Fuel Price Derivatives

A significant portion of our total revenues result from fees paid to us by fuel and vehicle maintenance providers based on a negotiated percentage of the purchase price paid by customers. Because our customers primarily purchase fuel, our revenues are largely dependent on retail fuel prices, which are prone to significant volatility.

We own fuel price sensitive derivative instruments to manage the impact of volatility in fuel prices on our cash flows and enhance the visibility and predictability of future cash flows. We have entered into put and call option contracts ("Options") based on the wholesale price of unleaded gasoline and retail price of diesel fuel. When entering into the Options, our intent is to effectively lock in a range of prices during any given quarter on a portion of our forecasted earnings subject to fuel price variations. The contracts contain monthly settlement provisions. Historically, we have estimated the effect on our forecasted earnings exposure associated with changes in fuel prices and entered into derivative agreements designed to cover 90 percent of this estimated impact. We have reduced this percentage to approximately 80 percent for instruments which will start to settle in 2010. For the portion of 2010 that we have entered into Options, we have achieved approximately 50 percent of the full year's target. We have temporarily suspended new purchases of instruments under the program. Our reentry point will be reviewed on a quarterly basis. Differences between the indices underlying the Options and the actual retail prices may create a disparity between the actual revenues we earn and the gains or losses realized on the Options.

Our derivative instruments do not qualify for hedge accounting under Statement of Financial Accounting Standards ("SFAS") No. 133, *Accounting for Derivative Instruments and Hedging Activities*. Accordingly, gains and losses on our fuel price sensitive derivative instruments, whether they are realized or unrealized, affect our current period earnings.

The following table presents information about the Options as of December 31, 2008:

	Percentage[(a)]	Weighted-Average Price[(b)] Floor	Weighted-Average Price[(b)] Ceiling
For the period January 1, 2009 through March 31, 2009	90%	$ 2.58	$ 2.64
For the period April 1, 2009 through June 30, 2009	90%	$ 2.67	$ 2.73
For the period July 1, 2009 through September 30, 2009	90%	$ 2.86	$ 2.92
For the period October 1, 2009 through December 31, 2009	90%	$ 3.02	$ 3.08
For the period January 1, 2010 through March 31, 2010	80%	$ 3.25	$ 3.31
For the period April 1, 2010 through June 30, 2010	53%	$ 3.34	$ 3.40
For the period July 1, 2010 through September 30, 2010	27%	$ 3.60	$ 3.66

(a) Represents the estimated percentage of the Company's forecasted earnings subject to fuel price variations at the time of purchase.
(b) Weighted-average price is the Company's estimate of the retail price equivalent of the underlying strike price of the fuel price derivatives.

The Options limit the impact fuel price fluctuations have on our cash flows. The Options that we have entered into:

- *Create a floor price.* When the current month put option contract settles, the Company receives cash payments from the counterparties of the Options when the average price for the current month (as defined by the option contract) is below the strike price of the put option contract.

- *Create a ceiling price.* When the current month call option contract settles, the Company makes cash payments to the counterparties of the Options when the average price for the current month (as defined by the option contract) is above the strike price of the call option contract.

- *Have no cash impact.* When the current month put and call option contracts settle and the average price for the current month (as defined by the option contract) is between the strike price of the put option contract and the strike price of the call option contract, no cash is exchanged between the Company and the counterparties of the Options.

Employees

As of December 31, 2008, Wright Express Corporation and its subsidiaries had 703 employees, 684 were located in the United States. None of our employees are subject to a collective bargaining agreement.

Competition

We have a strong competitive position in our Fleet segment. Our product features and extensive account management services are key factors behind our leadership position in the fleet industry. We face considerable competition in both of our operating segments. Our competitors vie with us for prospective direct fleet customers as well as for companies with which we form strategic relationships. We compete with companies that perform payment and transaction processing or similar services. Financial institutions that issue Visa, MasterCard and American Express credit and charge cards currently compete against us primarily in the small fleet category of our Fleet segment and in the corporate charge card category of our MasterCard segment.

The most significant competitive factors are breadth of features, functionality, servicing capability and price. For more information regarding risks related to competition, see the information in Item 1A, under the heading "Our industry has become increasingly competitive, which makes it more difficult for us to maintain profit margins at historical levels."

Technology

Our proprietary software captures comprehensive information from the more than 180,000 fuel and maintenance locations within our network. Operating a proprietary network not only enhances our value proposition; it enables us to avoid dependence on third-party processors and to respond rapidly to changing customer needs with system upgrades and new specifications. Our infrastructure has been designed around industry-standard architectures to reduce downtime in the event of outages or catastrophic occurrences.

We are continually improving our technology to enhance the customer relationship and to increase efficiency and security. We also review technologies and services provided by others in order to maintain the high level of service expected by our customers. For information regarding technology related risks, see the information in Item 1A under the headings "Our failure to effectively implement new technology could jeopardize our position as a leader in our industry," and "We are dependent on technology systems and electronic communications networks managed by third parties, which could result in our inability to prevent service disruptions."

Intellectual Property

We rely on a combination of copyright, trade secret and trademark laws, confidentiality procedures, contractual provisions and other similar measures to protect proprietary information and technology used in our business. We generally enter into confidentiality or license agreements with our consultants and corporate partners, and generally control access to and distribution of our technology, documentation and other proprietary information. Despite the efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain the use of our products or technology that we consider proprietary and third parties may attempt to develop similar technology independently. We pursue registration and protection of our trademarks primarily in the United States.

Regulation

The Company and FSC are subject to certain state and federal laws and regulations governing insured depository institutions and their affiliates. FSC is subject to supervision and examination by both the Utah Department of Financial Institutions and the Federal Deposit Insurance Corporation. The Company and FSC are also subject to certain restrictions on transactions with affiliates set forth in the Federal Reserve Act ("FRA"). The Company is subject to anti-tying provisions in the Bank Holding Company Act. State and Federal laws and regulations limit the loans FSC may make to one borrower and the types of investments FSC may make.

Set forth below is a description of the material elements of the laws, regulations, policies and other regulatory matters affecting Wright Express.

Restrictions on intercompany borrowings and transactions

The FRA restricts the extent to which the Company may borrow or otherwise obtain credit from, sell assets to or engage in certain other transactions with FSC. In general, these restrictions require that any such extensions of credit by FSC to the parent company must be fully secured. There is no limit on such transactions to the extent they are secured by a cash deposit or pledged United States government securities. It is also possible to pledge designated amounts of other specified kinds of collateral if the aggregate of such transactions are limited to 10 percent of FSC's capital stock and surplus with respect to any single affiliate and to 20 percent of FSC's capital stock and surplus with respect to all affiliates.

Restrictions on dividends

The FRA also limits the dividends FSC may pay to the Company. In addition, FSC is subject to various regulatory policies and requirements relating to the payment of dividends, including requirements to maintain capital above regulatory minimums. A state or federal regulatory authority can determine, under certain circumstances relating to the financial condition of a bank, that the payment of dividends would be an unsafe or unsound practice and can prohibit payment. FSC may not pay a dividend to us if it is undercapitalized or would become undercapitalized as a result of paying the dividend. Utah law permits an industrial bank to pay dividends only from undivided earnings.

Company obligations to FSC

Any non-deposit obligation of FSC to the Company is subordinate, in right of payment, to deposits and other indebtedness of FSC. In the event of the Company's bankruptcy, any commitment by the Company to a federal bank regulatory agency to maintain the capital of FSC will be assumed by the bankruptcy trustee and entitled to priority of payment.

Restrictions on ownership of Wright Express common stock

FSC, and therefore the Company, is subject to bank regulations that impose requirements on entities that control 10 percent or more of Wright Express common stock. These requirements are discussed in detail in Item 1A under the heading "If any entity controls 10 percent or more of our common stock and such entity has caused a violation of applicable banking laws by its failure to obtain any required approvals prior to acquiring such common stock, we will have the power to restrict such entity's ability to vote such shares."

Segments and Geographic Information

For an analysis of financial information about our segments as well as our geographic areas, see Item 8 – Note 21 of our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Available Information

The Company's principal executive offices are located at 97 Darling Avenue, South Portland, ME 04106. Our telephone number is (207) 773-8171, and our Internet address is http://www.wrightexpress.com. The Company's annual, quarterly and current reports, proxy statements and certain other information filed with the SEC, as well as amendments thereto, may be obtained free of charge from our web site. These documents are posted to our web site as soon as reasonably practicable after we have filed or furnished these documents with the SEC. These documents are also available at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. The Company's Audit Committee Charter, Compensation Committee Charter, Governance Committee Charter, Corporate Governance Guidelines and codes of conduct are available without charge through the "Corporate Governance" portion of the Investor Relations page of the Company's web site, as well.

Copies will also be provided, free of charge, to any stockholder upon written request to Investor Relations at the address above or by telephone at (866) 230-1633.

The Company's Internet site and the information contained therein are not incorporated into this Form 10-K.

Certifications

Our Chief Executive Officer and Chief Financial Officer have provided the certification required by Rule 13a-14(a) under the Exchange Act of 1934, as amended, copies of which are filed as exhibits to this Form 10-K. In addition, an annual Chief Executive Officer certification was submitted by our Chief Executive Officer to the New York Stock Exchange on June 8, 2008, in accordance with the New York Stock Exchange's listing requirements.

ITEM 1A. RISK FACTORS

The risks and uncertainties described below are not the only ones facing us. Other events that we do not currently anticipate or that we currently deem immaterial also may affect our results of operations and financial condition.

Risks Relating to Our Company

The majority of our revenues are related to the dollar amount of fuel purchased by our customers, and, as a result, volatility in fuel prices could have an adverse effect on our payment processing revenues.

In 2008, approximately 69 percent of our total revenues were attributable to fees paid to us by fuel and vehicle maintenance providers based on a negotiated percentage of the purchase price paid by our customers. Our customers primarily purchase fuel. Accordingly, our revenues are largely dependent on fuel prices, which are prone to significant volatility. For example, we estimate that during 2008, a 10 cent decline in average fuel prices below average actual prices would have resulted in approximately a $9.0 million decline in 2008 revenue. We have benefited from historically high fuel prices during 2006, 2007 and part of 2008. Declines in the price of fuel could have a material adverse effect on our total revenues.

Fuel prices are dependent on several factors, all of which are beyond our control. These factors include, among others:

- supply and demand for oil and gas, and expectations regarding supply and demand;
- actions by major oil exporting nations;
- political conditions in other oil-producing and gas-producing countries, including insurgency, terrorism or war;
- refinery capacity;
- weather;
- the prices of foreign exports and the availability of alternate fuel sources;
- general worldwide economic conditions; and
- governmental regulations and tariffs.

Derivative transactions may not adequately stabilize our cash flows and may cause volatility in our earnings.

Because the majority of our revenues are subject to fuel price volatility, we utilize fuel price sensitive derivative instruments to manage our exposure to this volatility by seeking to limit fluctuations in our cash flows. For a more detailed discussion of these derivative instruments see our "Fuel Price Derivatives" discussion in Item 1. These instruments may expose us to the risk of financial loss if, for example, the counterparties fail to perform under the contracts governing those arrangements, we unwind our position before the expiration of the contract or there is a significant change in fuel prices. The success of our fuel price derivatives program depends upon, among other things, our ability to forecast the amount of fuel purchased by fleets using our services. To the extent our forecasts are inaccurate these derivative contracts may be inadequate to protect us against significant changes in fuel prices or over-expose us to fuel price volatility. Realized and unrealized gains and losses on these contracts will be recorded each quarter to reflect changes in the market value of the underlying contracts. As a result, our quarterly net income may be prone to significant volatility.

In an increasing interest rate environment, interest expense on the variable rate portion of our borrowings on our credit facility would increase and we may not be able to replace our maturing certificates of deposit with new certificates of deposit that carry the same interest rates.

We had $170.6 million of indebtedness outstanding at December 31, 2008, under our credit agreement, of which $65.6 million bears interest at rates that vary with changes in overall market interest rates. Rising interest rates would result in reduced net income.

The certificates of deposit that our industrial bank subsidiary uses to finance payments to major oil companies carry fixed rates from issuance to maturity. Upon maturity, the certificates of deposit will be replaced by issuing new certificates of deposit to the extent that they are needed to finance payments primarily to oil companies. In a rising interest rate environment, FSC would not be able to replace maturing certificates of deposit with new certificates of deposit that carry the same interest rates. Rising interest rates would result in reduced net income to the extent that certificates of deposit mature and need to be replaced. At December 31, 2008, FSC had outstanding $507.4 million in certificates of deposit maturing within one year and $24.6 million in certificates of deposit maturing within one to five years.

Our exposure to counterparty credit risk could create an adverse affect on our financial condition.

We engage in a number of transactions where counterparty credit risk becomes a relevant factor. Specifically, we have fuel price derivatives and interest rate swaps whose values at any point in time are dependent upon not only the market but also the viability of the counterparty. The failure or perceived weakness of any of our counterparties has the potential to expose us to risk of loss in these situations. Financial institutions, primarily banks, have historically been our most significant counterparties. The current instability of the financial markets has resulted in many financial institutions becoming significantly less creditworthy, and we are exposed to these counterparty risks.

Our industry continues to become increasingly competitive, which makes it more difficult for us to maintain profit margins at historical levels.

We face and may continue to face increased levels of competition in each category of the overall industry from several companies that seek to offer competing capabilities and services. Historically, we have been able to provide customers with a unique spectrum of services and capabilities and, therefore, we have not considered price to be the exclusive or even the primary basis on which we compete. As our competitors have continued to develop their service offerings, it has become increasingly more difficult for us to compete solely on the basis of superior capabilities or service. In some areas of our business we have been forced to respond to competitive pressures by reducing our fees. We have seen erosion of our historical profit margins as we use our pricing strategies to encourage existing strategic relationships to sign long-term contracts. If these trends continue and if competition intensifies, our profitability may be adversely impacted.

While we have traditionally offered our services to all categories of the fleet industry, some of our competitors have successfully garnered significant share in particular categories of the overall industry. To the extent that our competitors are regarded as leaders in specific categories, they may have an advantage over us as we attempt to further penetrate these categories.

We also face increased competition in our efforts to enter into new strategic relationships and renew existing strategic relationships on the same terms.

Our business and operating results are dependent on several key strategic relationships, the loss of which could adversely affect our results of operations.

Revenue we received from services we provided to our top five strategic relationships accounted for approximately 19 percent of our total revenues in 2008. Accordingly, we are dependent on maintaining our strategic relationships and our results of operations would be lower in the event that these relationships were terminated.

Likewise, we have agreements with the major oil companies and fuel retailers whose locations accept our payment processing services. The termination of any of these agreements would reduce the number of locations where our payment processing services are accepted; therefore, we could lose our competitive advantage and our operating results could be adversely affected.

A decline in general economic conditions affects our revenue and adversely impacts our business.

As widely reported, financial markets and economic conditions have deteriorated in the latter half of 2008. Unfavorable changes in economic conditions, including declining consumer confidence, inflation, recession or other changes, may lead our customers, which are largely comprised of commercial fleets and corporate charge card and single use account users, to require less of our services as a result of declines in their businesses. These declines could result from, among other things, reduced fleet traffic, corporate purchasing, travel and other economic activities from which we derive revenue. These challenging economic conditions also may impair the ability of our customers or partners to pay for services they have purchased and, as a result, our reserve for credit losses and write-offs of accounts receivable could increase. We are unable to predict the likely duration and severity of the current disruption in financial markets and adverse economic conditions in the United States and other countries.

Decreased demand for fuel and other vehicle products and services could harm our business and results of operations.

Our results of operations are dependent on the number of transactions we process and the dollar value of those transactions. We believe that our transaction volume is correlated with general economic conditions in the United States. A downturn in the United States economy is generally characterized by reduced commercial activity and, consequently, reduced purchasing of fuel and other vehicle products and services.

In addition, demand for fuel and other vehicle products and services may be reduced by other factors that are beyond our control, such as the development by vehicle manufacturers and adoption by our fleet customers of vehicles with greater fuel efficiency or alternative fuel sources.

Our failure to effectively implement new technology could jeopardize our position as a leader in our industry.

As a provider of information management and payment processing services, we must constantly adapt and respond to the technological advances offered by our competitors and the informational requirements of our customers, including those related to the Internet, in order to maintain and improve upon our competitive position. We may not be able to expand our technological capabilities and service offerings as rapidly as our competitors, which could jeopardize our position as a leader in our industry.

We are dependent on technology systems and electronic communications networks managed by third parties, which could result in our inability to prevent service disruptions.

Our ability to process and authorize transactions electronically depends on our ability to electronically communicate with our fuel and vehicle maintenance providers through point-of-sale devices and electronic networks that are owned and operated by third parties. The electronic communications networks upon which we depend are often subject to disruptions of various magnitudes and durations. Any severe disruption of one or all of these networks could impair our ability to authorize transactions or collect information about such transactions, which, in turn, could harm our reputation for dependable service and adversely affect our results of operations. In addition, our ability to collect enhanced data relating to our customers' purchases may be limited by the use of older point-of-sale devices by fuel and vehicle maintenance providers. To the extent that fuel and vehicle maintenance providers within our network are slow to adopt advanced point-of-sale devices, we may not be able to offer the services and capabilities our customers demand.

If we fail to adequately assess and monitor credit risks of our customers, we could experience an increase in credit loss.

We are subject to the credit risk of our customers, many of which are small to mid-sized businesses. We use various formulae and models to screen potential customers and establish appropriate credit limits, but these formulae and models cannot eliminate all potential bad credit risks and may not prevent us from approving applications that are fraudulently completed. Increases in average fuel prices can require us to periodically increase credit limits for a significant number of our customers. Moreover, businesses that are good credit risks at the time of application may become bad credit risks over time and we may fail to detect such change. In times of economic recession, the number of our customers who default on payments owed to us tends to increase. If we fail to adequately manage our credit risks, our bad debt expense could be significantly higher than it has been in the past.

The loss or suspension of the charter for our Utah industrial bank or changes in regulatory requirements could be disruptive to operations and increase costs.

FSC's bank regulatory status enables FSC to issue certificates of deposit, accept money market deposits and borrow on a federal funds rate basis. These funds are used to support our payment processing operations, which require the Company to make payments to fuel and maintenance providers on behalf of fleets. FSC operates under a uniform set of state lending laws, and its operations are subject to extensive state and federal regulation. FSC is regulated and examined by the Utah Department of Financial Institutions on the state level, and the Federal Deposit Insurance Corporation on the federal level. Continued licensing and federal deposit insurance are subject to ongoing satisfaction of compliance and safety and soundness requirements. FSC must be well capitalized and satisfy a range of additional capital requirements. If FSC were to lose its bank charter, Wright Express would either outsource its credit support activities or perform these activities itself, which would subject the Company to the credit laws of each individual state in which Wright Express conducts business. Furthermore, Wright Express could not be a MasterCard issuer. Any such change would be disruptive to Wright Express' operations and could result in significant incremental costs. In addition, changes in the bank regulatory environment, including the implementation of new or varying measures or interpretations by the state of Utah or the federal government, may significantly affect or restrict the manner in which the Company conducts business in the future.

We may not be able to adequately protect the data we collect about our customers, which could subject us to liability and damage our reputation.

We collect and store data about our customers and their fleets, including bank account information and spending data. Our customers expect us to keep this information in our confidence. We may experience attempts by experienced programmers or "hackers" to penetrate our network security. A party who is able to penetrate our network security could misappropriate our proprietary information or cause interruptions in our *WEXOnline®* web site. We may be required to expend significant capital and other resources to protect against the threat of such security breaches or to alleviate problems caused by such breaches. Moreover, any security breach or inadvertent transmission of information about our customers could expose us to liability and/or litigation and cause damage to our reputation.

We may incur substantial losses due to fraudulent use of our charge cards.

Under certain circumstances, when we fund customer transactions, we may bear the risk of substantial losses due to fraudulent use of our charge cards. We do not maintain any insurance to protect us against any such losses.

If we fail to maintain effective systems of internal control over financial reporting and disclosure controls and procedures, we may not be able to accurately report our financial results or prevent fraud, which could cause current and potential shareholders to lose confidence in our financial reporting, adversely affect the trading price of our securities or harm our operating results.

Effective internal control over financial reporting and disclosure controls and procedures are necessary for us to provide reliable financial reports and effectively prevent fraud and operate successfully as a public company. Our financial reporting and disclosure controls and procedures are reliant, in part, on information we receive from third parties that supply information to us regarding transactions that we process. Any failure to develop or maintain effective internal control over financial reporting and disclosure controls and procedures could harm our reputation or operating results, or cause us to fail to meet our reporting obligations. If we are unable to adequately maintain our internal control over financial reporting, our external auditors will not be able to issue an unqualified opinion on the effectiveness of our internal control over financial reporting.

Ineffective internal control over financial reporting and disclosure controls and procedures could cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our securities or affect our ability to access the capital markets and could result in regulatory proceedings against us by, among others, the SEC. In addition, a material weakness in internal control over financial reporting, which may lead to deficiencies in the preparation of financial statements, could lead to litigation claims against us. The defense of any such claims may cause the diversion of management's attention and resources, and we may be required to pay damages if any such claims or proceedings are not resolved in our favor. Any litigation, even if resolved in our favor, could cause us to incur significant legal and other expenses. Such events could harm our business, affect our ability to raise capital and adversely affect the trading price of our securities.

Historical transactions with our former parent company may adversely affect our financial statements.

Historical transactions involving Avis Budget Group, Inc. (formerly Cendant Corporation), our former corporate parent, may be reviewed from time to time by external parties that may include, but are not limited to, former subsidiaries or operating companies of Avis Budget Group, Inc., as well as government regulatory organizations. The decision by one or more of these organizations to undertake a review is beyond our control. While management does not believe, nor has any knowledge of, any transaction that would be in error or otherwise adjusted, corrections to the financial statements of Avis Budget Group, Inc., or its successor or its current or former affiliates, could adversely affect our financial statements.

Our ability to attract and retain qualified employees is critical to the success of our business and the failure to do so may materially adversely affect our performance.

We believe our employees, including our executive management team, are our most important resource and, in our industry and geographic area, competition for qualified personnel is intense. If we were unable to retain and attract qualified employees, our performance could be materially adversely affected.

As we engage in acquisitions, we will incur costs and may never realize the anticipated benefits of the acquisitions.

We have acquired and may attempt to acquire businesses, technologies, services, products or license in technologies that we believe are a strategic fit with our business. We have limited experience in identifying acquisition targets, successfully completing proposed acquisitions and integrating any acquired businesses, technologies, services or products into our current infrastructure. The process of integrating any acquired business, technology, service or product may result in unforeseen operating difficulties and expenditures and may divert significant management attention from our ongoing business operations. As a result, we will incur a variety of costs in connection with acquisitions and may never realize their anticipated benefits.

Risks Relating to Our Common Stock

If any entity controls 10 percent or more of our common stock and such entity has caused a violation of applicable banking laws by its failure to obtain any required approvals prior to acquiring that common stock, we have the power to restrict such entity's ability to vote shares held by it.

As owners of a Utah industrial bank, we are subject to banking regulations that require any entity that controls 10 percent or more of our common stock to obtain the prior approval of Utah banking authorities and the federal banking regulators. A failure to comply with these requirements could result in sanctions, including the loss of our Utah industrial bank charter. Our certificate of incorporation requires that if any stockholder fails to provide us with satisfactory evidence that any required approvals have been obtained, we may, or will if required by state or federal regulators, restrict such stockholder's ability to vote such shares with respect to any matter subject to a vote of our stockholders.

Provisions in our charter documents, Delaware law and applicable banking law may delay or prevent our acquisition by a third party.

Our certificate of incorporation, by-laws and our rights plan contain several provisions that may make it more difficult for a third party to acquire control of us without the approval of our board of directors. These provisions include, among other things, a classified board of directors, the elimination of stockholder action by written consent, advance notice for raising business or making nominations at meetings of stockholders and "blank check" preferred stock. Blank check preferred stock enables our board of directors, without stockholder approval, to designate and issue additional series of preferred stock with such special dividend, liquidation, conversion, voting or other rights, including the right to issue convertible securities with no limitations on conversion, and rights to dividends and proceeds in a liquidation that are senior to the common stock, as our board of directors may determine. These provisions may make it more difficult or expensive for a third party to acquire a majority of our outstanding voting common stock. We also are subject to certain provisions of Delaware law, which could delay, deter or prevent us from entering into an acquisition, including Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in a business combination with an interested stockholder unless specific conditions are met. These provisions also may delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our stockholders receiving a premium over the market price for their common stock.

In addition, because we own a Utah industrial bank, any purchaser of our common stock who would own 10 percent or more of our common stock after such purchase would be required to obtain the prior consent of Utah banking authorities and the federal banking authorities prior to consummating any such acquisition. These regulatory requirements may preclude or delay the purchase of a relatively large ownership stake by certain potential investors.

Our stockholder rights plan could prevent you from receiving a premium over the market price for your shares of common stock from a potential acquirer.

Our board of directors approved a stockholder rights plan, which entitles our stockholders to acquire shares of our common stock at a price equal to 50 percent of the then current market value in limited circumstances when a third party acquires 15 percent or more of our outstanding common stock or announces its intent to commence a tender offer for at least 15 percent of our common stock, in each case, in a transaction that our board of directors does not approve. The existence of these rights would significantly increase the cost of acquiring control of our Company without the support of our board of directors because, under these limited circumstances, all of our stockholders, other than the person or group who caused the rights to become exercisable, would become entitled to purchase shares of our common stock at a discount. The existence of the rights plan could therefore deter potential acquirers and thereby reduce the likelihood that our stockholders will receive a premium for their common stock in an acquisition.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

All of our facilities are leased, including our 67,000 square foot corporate headquarters in South Portland, Maine. We lease five smaller buildings in the South Portland area. Four of these buildings, totaling 86,000 square feet, are used for technical and customer service employees. The fifth building is 7,500 square feet and is our warehouse. We lease 11,500 square feet of office space in Salt Lake City, Utah to support our bank operations and a second call center location. We lease 4,000 square feet in Louisville, Kentucky to support TelaPoint. We lease 10,000 square feet of space in Salem, Oregon to support Pacific Pride, a wholly owned subsidiary of Wright Express. We lease 5,800 square feet of space in Auckland, NZ to support Wright Express New Zealand. These facilities are adequate for our current use. Additional financial information about our leased facilities appears in Item 8 – Note 18 of our consolidated financial statements.

ITEM 3. LEGAL PROCEEDINGS

As of the date of this filing, we are not involved in any material legal proceedings. We also were not involved in any material legal proceedings that were terminated during the fourth quarter of 2008. From time to time, we are subject to other legal proceedings and claims in the ordinary course of business, none of which we believe are likely to have a material adverse effect on our financial position, results of operations or cash flows.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the three months ended December 31, 2008.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

The principal market for the Company's common stock is the New York Stock Exchange ("NYSE") and our ticker symbol is WXS. The following table sets forth, for the indicated calendar periods, the reported intraday high and low sales prices of the common stock on the NYSE Composite Tape:

	High	Low
2007		
First quarter	$ 32.33	$ 25.00
Second quarter	$ 35.79	$ 29.82
Third quarter	$ 39.37	$ 32.43
Fourth quarter	$ 41.12	$ 33.80
2008		
First quarter	$ 35.38	$ 24.98
Second quarter	$ 34.75	$ 24.78
Third quarter	$ 32.46	$ 22.14
Fourth quarter	$ 30.96	$ 8.21

As of February 19, 2009, the closing price of our common stock was $13.70 per share, there were 38,256,773 shares of our common stock outstanding and there were 6 holders of record of our common stock.

Dividends

The Company has not declared any dividends on its common stock since it commenced trading on the NYSE on February 16, 2005. The timing and amount of future dividends will be (i) dependent upon the Company's results of operations, financial condition, cash requirements and other relevant factors, (ii) subject to the discretion of the Board of Directors of the Company and (iii) payable only out of the Company's surplus or current net profits in accordance with the General Corporation Law of the State of Delaware.

The Company has certain restrictions on the dividends it may pay. If the Company's leverage ratio is higher than 1.75, the Company may pay no more than $10 million per annum for restricted payments, including dividends.

Share Repurchases

The following table provides information about the Company's purchases of shares of the Company's common stock during the quarter ended December 31, 2008:

	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs [(a)]	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs [(a)]
October 1 – October 31, 2008	—	$ —	—	$ 80,897,847
November 1 – November 30, 2008	515,400	$ 14.82	515,400	$ 73,258,131
December 1 – December 31, 2008	—	$ —	—	$ 73,258,131
Total	515,400	$ 14.82	515,400	

(a) On February 7, 2007, the Company announced a share repurchase program authorizing the purchase of up to $75 million of its common stock over the next 24 months. In July 2008, our board of directors approved an increase of $75 million to the share repurchase authorization. In addition, our board of directors extended the share repurchase program to July 25, 2010. We have been authorized to purchase, in total, up to $150 million of our common stock. Share repurchases will be made on the open market and may be commenced or suspended at any time. The Company's management, based on its evaluation of market and economic conditions and other factors, will determine the timing and number of shares repurchased.

ITEM 6. SELECTED FINANCIAL DATA

The following table sets forth our summary historical financial information for the periods ended and as of the dates indicated. You should read the following historical financial information along with Item 7 contained in this Form 10-K and the consolidated financial statements and related notes thereto. The financial information included in the table below is derived from audited financial statements:

(in thousands, except per share data)	Year ended December 31, 2008	2007	2006	2005[a]	2004
Income statement information					
Total revenues	**$ 393,582**	$ 336,128	$ 291,247	$ 241,333	$ 189,100
Total operating expenses	**$ 232,150**	$ 184,036	$ 156,144	$ 134,716	$ 104,940
Financing interest expense	**$ 11,859**	$ 12,677	$ 14,447	$ 12,966	$ —
Net realized and unrealized gains (losses) on fuel price derivatives	**$ 55,206**	$ (53,610)	$ (4,180)	$ (65,778)	$ —
Net income	**$ 127,640**	$ 51,577	$ 74,609	$ 18,653	$ 51,219
Basic earnings per share[b]	**$ 3.28**	$ 1.29	$ 1.85	$ 0.46	$ 1.27
Weighted average basic shares of common stock outstanding[b]	**38,885**	40,042	40,373	40,194	40,185
Balance sheet information, at end of period					
Total assets	**$ 1,611,855**	$ 1,785,076	$ 1,551,015	$ 1,448,295	$ 950,503
Liabilities and stockholders' or member's equity:					
All liabilities except preferred stock	**$ 1,307,193**	$ 1,570,817	$ 1,357,888	$ 1,335,682	$ 528,439
Preferred stock	**10,000**	10,000	10,000	10,000	—
Total stockholders' or member's equity	**294,662**	204,259	183,127	102,613	422,064
Total liabilities and stockholders' or member's equity	**$ 1,611,855**	$ 1,785,076	$ 1,551,015	$ 1,448,295	$ 950,503

(a) 2005 includes several costs related to the IPO and the first year of being a publicly traded, stand-alone entity, which may impact the comparability to previous year's results.

(b) Results for 2004 may also not be indicative as to how the Company would perform on a stand-alone basis as it was a wholly-owned subsidiary of Avis Budget Group, Inc. (formally Cendant Corporation). Basic earnings per share and weighted average basic shares of common stock outstanding are determined on a pro-forma basis for the year ended December 31, 2004, as the Company was not a publicly-traded, stand-alone entity.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

2008 Highlights and Year in Review

During 2008, we focused on customer retention, growing our customer base and minimizing cost increases. In addition, we added product offerings which we could cross-sell to our existing customers. We also increased our portfolio by entering into strategic partnerships. Our results for the year ended December 31, 2008, were impacted by the following significant events, agreements, acquisitions and accomplishments:

- The United States economy was in a recession during 2008. Poor economic growth, low consumer sentiment and the adverse developments in the credit markets challenged the United States economy and credit markets. These challenges had a direct impact on our business as we experienced both a slower growth in volume than anticipated and an increase in credit losses.

- We acquired certain assets of Pacific Pride Services, Inc., a franchisor whose franchise network encompasses more than 340 independent fuel franchisees that issue their own Pacific Pride commercial fueling cards to fleet customers. These cards provide access to fuel at more than 2,300 Pacific Pride and strategic partner locations in the United States and Canada. The Pacific Pride network of franchisee fueling sites processes approximately 27 million fleet card transactions annually and generates approximately 70 percent of its revenue from transaction fees. In addition, the distributors in Pacific Pride's franchise network represent a cross-selling opportunity for our TelaPoint business, which we acquired in 2007. With products from both TelaPoint and Pacific Pride, we can provide fuel distributors with a comprehensive solution that spans everything from management of fuel inventory at their bulk and retail sites to payment processing and purchasing controls for their fleet customers.

- We acquired certain assets of Financial Automation Limited, a New Zealand-based provider of fuel card processing software solutions. Financial Automation Limited is an innovator in technology that meets the international fleet card needs of oil companies. We expect the acquisition of Financial Automation Limited to accelerate our time-to-market as a provider of fleet card solutions in new geographic markets worldwide.

- We amended our unsecured revolving credit facility during the second quarter of 2008. The amendment increased our credit line from $350 million to $450 million. We may, in the future, use amounts available under the credit agreement for working capital purposes, refinancing of indebtedness and other general corporate purposes. The credit facility also gives us the flexibility to make further acquisitions or allow us to continue to repurchase shares.

- During the fourth quarter, we began processing transactions for fleets in the Federal government's General Services Administration ("GSA"). We are a partner with Citi under its master contract for the GSA's SmartPay 2 program. As a result we added 278,000 federal fleet vehicles that have begun using our fuel purchase, vehicle maintenance and accident management services. We believe the real impact of this fleet will be demonstrated in the first quarter of 2009.

- Credit losses, when we combine both the Fleet and MasterCard segments more than doubled from 2007, totaling approximately $45 million for 2008. In the latter half of 2008, we experienced a very difficult collection environment. Some of our customers experienced liquidity issues and cash flow shortages. In addition, we saw an increase in the number of our customers filing for bankruptcy. These factors along with record fuel prices in the third quarter contributed to the sharp increase in credit losses in the later part of the year.

- Total MasterCard purchase volume grew to $2.4 billion for the year ended December 31, 2008, an increase of 30 percent over last year. Growth was primarily driven by purchase volume on our single use account service which helps companies manage operational spending.

- Fuel prices averaged $3.47 per gallon during 2008. Fuel prices averaged $2.84 per gallon during 2007. We experienced extreme volatility in our average fuel prices from an all time high of $4.34 per gallon in July to a low of $1.86 per gallon in December. As of December 31, 2008, the price of fuel was below the floor of all of our fuel price derivatives and resulted in an unrealized gain of $91 million for the year.

Outlook for the Future

Looking forward, we anticipate the following:

- We expect challenging economic conditions to continue during 2009. While we have over $700 million in accounts receivable at December 31, 2008, the credit we extend is not revolving. Most of our receivables are due in full within 30 days or less. Our business focus is primarily on the processing of payments which limits our exposure to the current credit environment as compared to businesses which have revolving credit arrangements. We are assuming a continued deterioration in the economy and further declines in fuel purchasing volume. Although we plan to continue to sign new customers and maintain low attrition rates, we expect both of these factors to be offset by a decline in transaction volume within our existing customer base of approximately 10 to 15 percent.

- Our provision for credit losses is one of the most volatile expenses in our business. We tightly manage credit lines and monitor customer payments. In 2008 the expense nearly doubled over the prior year, partially due to the increase in average fuel prices. We are forecasting credit loss in our fleet segment to be between 45 to 55 basis points of payment processing transaction expenditures for 2009. However, the following table illustrates the potential effect a 10 basis point deviation from our estimates would have on our expected provision for credit losses for 2009:

(in millions)	-10 Basis Points	+10 Basis Points
Provision for credit losses	$ (8.0)	$ 8.0

- We plan to actively market our products to owners of 10 to 20 gas stations as another means for growth. Our acquisition of Pacific Pride will help facilitate our penetration of the distributor channel by leveraging Pacific Pride's local market presence and brand recognition, as well as its products for commercial vehicle fleets.

- We expect to continue to diversify our sources of revenue. We anticipate actively marketing our telematics product offering and the products offered by TelaPoint. We will continue to actively seek out opportunities to partner with or acquire other businesses which will accelerate growth and increase stockholder value.

- We intend to market fuel card processing software solutions to give us a presence that we can leverage in select geographic markets around the world. We seek to develop long term relationships with large oil companies currently operating in the international arena, in order to increase the overall portfolio value through an outsourced payment processing and information management solution.

Results of Operations

YEAR ENDED DECEMBER 31, 2008, AS COMPARED TO THE YEAR ENDED DECEMBER 31, 2007

FLEET SEGMENT

The following table reflects comparative operating results and key operating statistics within our Fleet segment:

(in thousands)		2008		2007	Increase (decrease)
Service Revenues					
Payment processing revenue	$	**272,501**	$	236,629	15 %
Transaction processing revenue		**19,339**		14,452	34 %
Account servicing revenue		**30,573**		26,697	15 %
Finance fees		**30,716**		26,509	16 %
Other		**9,902**		9,053	9 %
Total service revenues		**363,031**		313,340	16 %
Product Revenues					
Hardware and equipment sales		**3,579**		278	1187 %
Total revenues		**366,610**		313,618	17 %
Total operating expenses		**211,550**		167,229	27 %
Operating income		**155,060**		146,389	6 %
Financing interest expense		**(11,859)**		(12,677)	(6)%
Loss on extinguishment of debt		**—**		(1,572)	(100)%
Net realized and unrealized gains (losses) on fuel price derivatives		**55,206**		(53,610)	(203)%
(Increase) decrease in amount due to Avis under tax receivable agreement		**(9,014)**		78,904	(111)%
Income before taxes		**189,393**		157,434	20 %
Income taxes		**65,908**		109,510	(40)%
Net income	$	**123,485**	$	47,924	158 %

(in thousands, except per transaction and per gallon data)		2008		2007	Increase (decrease)
Key operating statistics					
Payment processing revenue:					
Payment processing transactions		**216,193**		210,714	3 %
Average expenditure per payment processing transaction	$	**69.80**	$	57.94	20 %
Average price per gallon of fuel	$	**3.47**	$	2.84	22 %
Transaction processing revenue:					
Transaction processing transactions		**60,831**		38,804	57 %
Account servicing revenue:					
Average number of vehicles serviced		**4,492**		4,390	2 %

Payment processing revenue increased $35.9 million for 2008, as compared to 2007. This increase is primarily due to a 22 percent increase in the average price per gallon of fuel as well as a 3 percent increase in the number of payment processing transactions. Unprecedented changes in the price of fuel during the course of the year, specifically during the second and third quarters when average fuel prices were as high as more than four dollars per gallon, drove most of the increased payment processing revenue. These historically high fuel prices influenced the behavior of both our customers and our merchants. In some instances as the year progressed, we renegotiated agreements which offered higher rebates to certain customers. In other instances we renegotiated agreements with our merchants to change our pricing with them to include both a fixed fee component and a percentage fee component. The new pricing reduces the impact fuel price volatility has on our payment processing revenues.

During 2008, our transaction processing transactions increased by 22.0 million over the prior year. The increase in revenue, as well as the increase in transaction processing transactions, is due primarily to the acquisition of Pacific Pride during the first quarter of 2008.

The increase in account servicing revenue was primarily due to a full year of revenue from our TelaPoint subsidiary compared to five months in 2007 and a full year from our *WEXSmart*™ telematics program compared to seven months in 2007.

Finance fees increased $4.2 million for 2008. The increase in finance fees was primarily due to higher average daily account receivable balances subject to late fees. These higher balances can primarily be attributed to elevated fuel prices. Offsetting the impact of higher average account receivable balances subject to late fees were changes in our portfolio. We found that customers who were consistently late with their payments, and made up a core of our finance fee base, stopped paying altogether. We terminated our relationship with these customers and charged them off as a credit loss. As this customer base declined, our provision for credit loss increased and our finance fees decreased.

As a result of our Pacific Pride acquisition in the first quarter of 2008 and the growth of our *WEXSmart*™ telematics program, we have revenues from the sale of hardware and equipment. These sales have been reflected separately in the operating results.

The following table compares selected expense line items within our Fleet segment:

(in thousands)	2008	2007	Increase (decrease)
Expense			
Salary and other personnel	**$ 63,899**	$ 62,145	3 %
Service fees	**$ 10,669**	$ 6,807	57 %
Provision for credit loss	**$ 42,971**	$ 19,770	117 %
Depreciation and amortization	**$ 19,483**	$ 14,299	36 %
Operating interest expense	**$ 32,148**	$ 31,490	2 %

- Salary and other personnel expenses increased $1.8 million over last year. These expenses were approximately $3.6 million higher due to a full year of expense from our TelaPoint subsidiary compared to five months in 2007 and the addition of Pacific Pride and Wright Express International during 2008. Offsetting this increase was a reduction in our cash bonus of $2.5 million.

- Service fees increased $3.9 million for 2008. Professional service fees for legal and accounting work were approximately $3.0 million higher year over year as we incurred costs associated with an acquisition that did not materialize, investigated additional market opportunities and filed franchise disclosure documents on behalf of our Pacific Pride subsidiary.

- Provision for credit losses increased $23.2 million over last year. We measure our credit loss performance by calculating credit losses as a percentage of total expenditures on payment processing transactions ("Total Expenditures"). This metric for credit losses was 28.5 basis points of Total Expenditures for 2008 compared to 16.3 basis points of Total Expenditures for 2007. This increase was predominantly due to higher charge-offs as a result of the weakening United States economy. This translated to additional credit loss expense of approximately $16 million. The remaining change in our credit loss expense year over year is primarily related to higher accounts receivable balances associated with higher fuel prices.

- Depreciation and amortization expenses increased $5.2 million. The amortization associated with the intangible assets acquired with the August 2007 purchase of TelaPoint, the February 2008 purchase of Pacific Pride and the August 2008 purchase of Financial Automation Limited resulted in an increase of $3.8 million. The remaining increase is primarily due to higher depreciation expense as a result of additional expenditures for internally-developed software.

- Operating interest expense relates to our deposits and borrowed federal funds, as well as discounts we offer for electronic payments. This interest expense increased $0.7 million compared to 2007. We finance the receivables arising from our payment processing transactions with our operating debt (deposits and borrowed federal funds). The average balance of our receivables, and therefore, our operating debt, was higher than prior year due to the exceptionally high fuel prices during 2008. Our average debt balance for 2008 totaled $664.6 million as compared to our average debt balance of $544.7 million for 2007. This resulted in approximately $6.4 million of additional operating interest. This increase in our operating interest expense due to higher average debt balances was more than offset by a decrease in weighted average interest rates to 4.3 percent in 2008 from 5.3 percent in 2007. The decrease in interest rates reduced operating interest expense year over year by approximately $6.7 million. The remaining change in operating interest expense is a result of an additional $1.1 million of electronic payment discounts year over year. This increase in discounts is also related to the higher average customer receivable balances.

In the fourth quarter of 2008, we incurred a $1.5 million impairment charge related to partially completed internal-use software. This non-cash charge was related to product development for the construction vertical. The impairment charge has been included in occupancy and equipment expense.

Financing interest expense, which represents interest on our term loan and our revolving credit facility, is related primarily to the corporate credit facility and secondarily to the preferred stock, which under United States accounting principles is classified as debt that we issued as part of our initial public offering. Interest expense for 2008 decreased $0.6 million from 2007, primarily due to lower interest rates.

We own fuel price sensitive derivative instruments that we purchase on a periodic basis to manage the impact of volatility in fuel prices on our cash flows. Our derivative instruments do not qualify for hedge accounting under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*. Accordingly, gains and losses on our fuel price sensitive derivative instruments affect our net income. We recognized unrealized gains of $90.9 million in 2008 compared to unrealized losses of $37.1 million in 2007. We recognized realized losses of $35.7 million in 2008 and $16.5 million in 2007.

Our effective tax rate was 34.8 percent for 2008 and 69.6 percent for 2007. Our effective tax rate can fluctuate in the future due to changes in the mix of earnings between legal entities. Our tax rate also fluctuates due to the impacts that those rate mix changes have on the net deferred tax assets. The adjustments to those net deferred tax assets for rate changes can cause volatility in our effective tax rates. The 2008 provision for income taxes reflects a net benefit of approximately $8.9 million as a result of rate change impacts on the deferred tax asset balance. These rate changes also increased the associated liability to Avis, resulting in a $9.0 million charge to non-operating expense in the current year. Realized and unrealized gains and losses on our fuel price derivatives impact the amount of taxable income by state jurisdiction. As the price of fuel changes and impacts our fuel price derivatives, our effective tax rate fluctuates due to changes in the mix of earnings between our legal entities resulting in higher or lower effective tax rates.

The unusual 2007 rate was attributable to the State of Maine's enactment of a law which changed the State's rules for apportioning income related to the performance of services. The new law effectively reduced taxable income or loss allocable to the State of Maine which lowered our blended state income tax rate which then decreased our deferred tax assets. This resulted in a charge to the provision for income taxes in the second quarter of 2007 of approximately $80.9 million. The lower projected overall tax rate in 2007, in turn, did decrease the expected benefit we will realize from the increased tax basis generated by our separation from Avis. Accordingly, the related contractual liability to Avis recorded in connection with the tax receivable agreement decreased by approximately $78.9 million during the second quarter of 2007.

MASTERCARD SEGMENT

The following table reflects comparative operating results and key operating statistics within our MasterCard segment:

(in thousands)	2008	2007	Increase (decrease)
Service Revenues			
Payment processing revenue	**$ 24,940**	$ 20,864	20 %
Account servicing revenue	**58**	70	(17)%
Finance fees	**327**	376	(13)%
Other	**1,647**	1,200	37 %
Total revenues	**26,972**	22,510	20 %
Total operating expenses	**20,600**	16,807	23 %
Operating income	**6,372**	5,703	12 %
Income taxes	**2,217**	2,050	8 %
Net income	**$ 4,155**	$ 3,653	14 %

(in thousands)	2008	2007	Increase (decrease)
Key operating statistics			
Payment processing revenue:			
MasterCard purchase volume	**$ 2,404,646**	$ 1,844,506	30 %

Payment processing revenue increased approximately $4.1 million over 2007, primarily due to additional business driven by new customers on our single use account service which continues to drive growth in our MasterCard segment. Our MasterCard purchase volume grew by over $560 million in 2008 compared to 2007.

Operating expenses increased by $3.8 million during 2008 primarily due to the following:

- Service fees increased by $1.5 million as compared to 2007 due to higher purchase volumes.
- An increase in the credit loss reserve of $1.3 million. We measure our credit loss performance by calculating credit losses as a percentage of total card purchases. This metric for credit losses was 8.5 basis points of total MasterCard purchase volume for 2008 compared to 4.0 basis points for 2007.

YEAR ENDED DECEMBER 31, 2007, AS COMPARED TO THE YEAR ENDED DECEMBER 31, 2006

FLEET SEGMENT

The following table reflects comparative operating results and key operating statistics within our fleet segment:

(in thousands)	2007	2006	Increase (decrease)
Revenues			
Payment processing revenue	**$ 236,629**	$ 198,674	19 %
Transaction processing revenue	**14,452**	17,528	(18)%
Account servicing revenue	**26,697**	23,918	12 %
Finance fees	**26,509**	21,997	21 %
Other	**9,331**	9,784	(5)%
Total revenues	**313,618**	271,901	15 %
Total operating expenses	**167,229**	142,198	18 %
Operating income	**146,389**	129,703	13 %
Financing interest expense	**(12,677)**	(14,447)	(12)%
Loss on extinguishment of debt	**(1,572)**	—	—
Net realized and unrealized losses on fuel price derivatives	**(53,610)**	(4,180)	1,183 %
Decrease in amount due to Avis under tax receivable agreement	**78,904**	—	—
Income before taxes	**157,434**	111,076	42 %
Income taxes	**109,510**	39,923	174 %
Net income	**$ 47,924**	$ 71,153	(33)%

(in thousands, except per transaction and per gallon data)	2007	2006	Increase (decrease)
Key operating statistics			
Payment processing revenue:			
Payment processing transactions	**210,714**	181,332	16 %
Average expenditure per payment processing transaction	**$ 57.94**	$ 53.29	9 %
Average price per gallon of fuel	**$ 2.84**	$ 2.63	8 %
Transaction processing revenue:			
Transaction processing transactions	**38,804**	58,827	(34)%
Account servicing revenue:			
Average number of vehicles serviced	**4,390**	4,318	2 %

Payment processing revenue increased $38.0 million for 2007, as compared to 2006. This increase is primarily due to a 16 percent increase in the number of payment processing transactions as well as an 8 percent increase in the average price per gallon of fuel. Approximately 40 percent of the growth in our payment processing transactions is primarily attributed to the conversion of the ExxonMobil portfolio to a payment processing program in December 2006. ExxonMobil had previously been a transaction processing customer. The increase in the average expenditure per payment processing transaction is attributed to the increase in the price of fuel.

Our 2007 transaction processing transactions decreased by 20.0 million transactions from the prior year. This is primarily due to conversions of portfolios from transaction processing services to payment processing services.

Finance fees increased $4.5 million for 2007, primarily due to higher average daily account receivable balances subject to late fees. These higher balances can be attributed to both elevated fuel prices and an increase in the number of payment processing transactions.

The following table reflects comparative expense line items within our Fleet segment:

(in thousands)	2007	2006	Increase (decrease)
Expense			
Salary and other personnel	**$ 62,145**	$ 57,506	8 %
Service fees	**$ 6,807**	$ 8,000	(15)%
Provision for credit loss	**$ 19,770**	$ 14,848	33 %
Depreciation and amortization	**$ 14,299**	$ 10,796	32 %
Operating interest expense	**$ 31,490**	$ 21,667	45 %

- During 2007 we added approximately $4.2 million in expense primarily in the sales, finance and information technology areas to support growth in our existing business and to facilitate new product offerings. These additional expenses include medical and dental insurance as well as our sales related expenses such as travel. During 2007 we incurred an additional $1 million in stock-based compensation expense over the prior year. This is partially offset by lower employee incentive expense of $0.6 million. The acquisition of TelaPoint also contributed to the increase in salary and other personnel expense by approximately $0.5 million.

- Credit losses were $19.8 million in 2007 as compared to $14.8 million in 2006. Credit losses were 16.3 basis points of Total Expenditures for 2007 compared to 15.2 basis points of Total Expenditures for 2006. The change in our credit loss expense year over year is primarily related to higher fuel prices and the conversion of the ExxonMobil portfolio to a payment processing program. These increases resulted in approximately $2.2 million of additional expense as compared to 2006. The ExxonMobil portfolio consists primarily of small fleets, which have historically experienced higher loss rates than our other portfolios.

- Service fees decreased $1.2 million for 2007. These decreases were primarily lower board of director and professional service fees of $1.4 million as compared to last year. During 2006 we incurred higher expenses during our exploration of possible acquisition targets.

- Operating interest expense, which relates to interest on our deposits and borrowed federal funds, increased $9.8 million compared to 2006, as we incurred interest expense to finance our receivables arising from our payment processing transactions. The increase in our interest expense results, in part, from an increase in weighted average interest rates to 5.3 percent in 2007 from 4.9 percent in 2006. In addition, our increased interest expense can be attributable to an increase in our average debt balance. Our average debt balance for 2007 totaled $544.7 million as compared to our average debt balance of $381.7 million for 2006. The average debt balance increased due to (i) higher average fuel prices and (ii) an increase in the number of transactions processed.

Financing interest expense for 2007 decreased $1.8 million from 2006. The primary reason for this decline is the average interest rate decreased to 6.9 percent for 2007 as compared to 7.1 percent for 2006, due to lower interest rates on the new credit agreement. The average debt balance decreased to $180.2 million in 2007 compared to $201.6 million in 2006. The outstanding balance on our corporate credit facility at December 31, 2007 was $199.4 million as compared to a balance of $149.8 million on December 31, 2006. In August 2007 we borrowed approximately $40 million to acquire TelaPoint.

We recognized unrealized losses of $37.1 million in 2007 compared to unrealized gains of $32.2 million in 2006 on our fuel price sensitive derivative instruments. We recognized realized losses of $16.5 million in 2007 and $36.4 million in 2006.

Our effective tax rate was 69.6 percent for 2007 and 36.0 percent for 2006. On June 7, 2007, the State of Maine enacted a law effective for tax years beginning on or after January 1, 2007, which changed the State's rules for apportioning income related to the performance of services. The new law effectively reduced taxable income or loss allocable to the State of Maine. This caused a change to our apportionment factors and has resulted in a significant decrease in our blended state income tax rate. The lower state income tax rate was applied to the cumulative temporary differences existing between the carrying amounts for financial reporting purposes and the amounts used for income tax purposes. The effect of this lower state income tax rate on the temporary differences decreased our deferred tax assets which resulted in a charge to the provision for income taxes in the second quarter of 2007 of approximately $80.9 million.

The lower overall tax rate decreased the expected benefit we will realize from the increased tax basis generated by our separation from Avis. Accordingly, the related contractual liability to Avis recorded in connection with the tax receivable agreement has decreased. This decrease resulted in non-operating income of approximately $78.9 million during the second quarter of 2007.

MASTERCARD SEGMENT

The following table reflects comparative operating results and key operating statistics within our MasterCard segment:

(in thousands)	2007	2006	Increase (decrease)
Revenues			
Payment processing revenue	**$ 20,864**	$ 15,967	31 %
Account servicing revenue	**70**	81	(14)%
Finance fees	**376**	354	6 %
Other	**1,200**	2,944	(59)%
Total revenues	**22,510**	19,346	16 %
Total operating expenses	**16,807**	13,946	21 %
Operating income	**5,703**	5,400	6 %
Income taxes	**2,050**	1,944	5 %
Net income	**$ 3,653**	$ 3,456	6 %

(in thousands)	2007	2006	Increase (decrease)
Key operating statistics			
Payment processing revenue:			
MasterCard purchase volume	**$ 1,844,506**	$ 1,300,740	42 %

Payment processing revenue increased approximately $4.9 million over 2006, primarily due to additional business driven by new customers on our single use account service which continues to drive growth in our MasterCard segment. Our MasterCard purchase volume grew by nearly $544 million in 2007 compared to 2006.

Other revenue decreased $1.7 million from 2006 primarily due to the sale of our shares of MasterCard Class B stock during 2006 for a pre-tax gain of approximately $2.3 million. All of these proceeds were included in other revenues for 2006.

Operating expenses increased by $2.9 million during 2007 due to the following:

- An increase in service fees of $1.7 million as compared to 2006 due to higher purchase volumes.
- An increase in depreciation and amortization and technology leasing and support of $1.1 million due to additions to our infrastructure as we grow our customer base.
- An increase in operating interest of $0.8 million due to a 42 percent increase in MasterCard purchase volume.
- Offsetting these increases was a decrease in the credit loss reserve of $1.0 million. Credit losses were 4.0 basis points of total MasterCard purchase volume for 2007 compared to 13.8 basis points for 2006. Our 2006 reserve includes a specific amount for one customer.

Liquidity, Capital Resources and Cash Flows


2008 Cash Utilization Summary
Management operating cash $272.1
Other, net, $4.9
Capital expenditures $16.1
Share repurchases $39.0
Acquisition $41.6
Financing debt, net, $30.4
Source of Cash
Use of Cash
(in millions)

Our primary source of liquidity is management operating cash, which we define as cash from operations adjusted for changes in deposits, borrowed federal funds and purchased fleet card receivables. Management operating cash is not a measure in accordance with generally accepted accounting principles ("GAAP"). During 2008, we generated approximately $272.1 million in management operating cash as compared to approximately $53.2 million in 2007. The significant increase in management operating cash is largely due to an approximately $670 million drop in our accounts receivable balances in the fourth quarter of 2008. This large decrease was mainly due to rapidly declining fuel prices. As a result, we ended 2008 with a significant cash balance as maturing certificates of deposit did not keep pace with the declining accounts receivable balances brought on by the steep decrease in fuel prices. We expect our excess cash to diminish as approximately $230 million of certificates of deposit are scheduled to mature during the first quarter of 2009.

- During 2008, we borrowed approximately $41 million from our credit facility for the acquisition of Pacific Pride and Financial Automation Limited. During the fourth quarter of 2008, we used our excess cash to pay down approximately $30 million on our credit facility to a balance of$170.6 million at the end of the year.
- We used $39 million during 2008 to acquire our own common stock.
- During 2008, we had approximately $16 million of capital expenditures. A significant portion of our capital expenditures are for the development of internal-use computer software, primarily to enhance product features and functionality. We expect total capital expenditures for 2009 to be approximately $14 to $17 million. Our capital spending is financed primarily through internally generated funds.

Management Operating Cash

We focus on management operating cash as a key element in achieving maximum stockholder value, and it is the primary measure we use internally to monitor cash flow performance from our core operations. Since deposits and borrowed federal funds are used to finance our accounts receivable, we believe that they are a recurring and necessary use and source of cash. As such, we consider deposits and borrowed federal funds when evaluating our operating activities. For the same reason, we believe that management operating cash may also be useful to investors as one means of evaluating our performance. However, management operating cash is a non-GAAP measure and should not be considered a substitute for, or superior to, net cash provided by (used for) operating activities as presented on the consolidated statement of cash flows in accordance with GAAP. The table below reconciles net cash provided by (used for) operating activities to management operating cash:

	Year ended December 31,		
(in thousands)	**2008**	2007	2006
Net cash provided by (used for) operating activities	**$ 339,179**	$ (92,089)	$ 60,449
Purchases of fleet card receivables	—	(1,922)	(86,784)
Net (decrease) increase in deposits	**(58,943)**	204,390	56,448
Net (decrease) increase in borrowed federal funds	**(8,175)**	(57,221)	26,369
Management operating cash	**$ 272,061**	$ 53,158	$ 56,482

In order to reconcile from management operating cash to the classifications of cash flow activities presented on our consolidated statement of cash flows, we have adjusted our cash flows from investing activities for purchases of fleet card receivables, and our cash flows from financing activities for the changes in deposits and borrowed federal funds.

Our bank subsidiary, FSC, utilizes certificates of deposit to finance our accounts receivable. FSC issued certificates of deposit in various maturities ranging between three months and three years and with fixed interest rates ranging from 2.85 percent to 5.45 percent as of December 31, 2008. The interest rates on these certificates of deposit have lowered over the past few months. As of December 31, 2008, we had approximately $532.0 million of certificates of deposit outstanding at a weighted average rate of 3.85 percent. FSC may issue certificates of deposit without limitation on the balance outstanding. However, FSC must maintain minimum financial ratios, which include risk-based asset and capital requirements, as prescribed by the FDIC. As of December 31, 2008, certificates of deposit were in denominations of $250,000 or less, corresponding to the increase in the FDIC insurance limits to $250,000 as authorized by the Emergency Economic Stabilization Act of 2008. The certificates of deposit are only payable prior to maturity in the case of death or legally declared mental incompetence. We believe that our certificates of deposit are paying competitive yields and that there continues to be consumer demand for these instruments.


2007 Cash Utilization Summary
Other, net
$2.9
Financing
debt, net
$47.0
Management
operating
cash
$53.2
Capital
expenditures
$16.6
Share
repurchases
$37.7
Acquisition
$40.8
Source of Cash
Use of Cash
(in millions)

Non-interest bearing deposits are required for certain customers as collateral for their credit accounts. We had $8.1 million of these deposits on hand at December 31, 2008.

FSC also borrows from lines of credit on a federal funds rate basis to supplement the financing of our accounts receivable. Our outstanding federal funds lines of credit were decreased to zero during 2008 as we had no immediate need for cash. We do, however, have approximately $155 million in lines of credit on a federal funds rate basis as of December 31, 2008.


2006 Cash Utilization Summary
Other, net
$2.6
Investments
$15.0
Management
operating
cash
$56.5
Capital
expenditures
$12.5
Financing
debt, net
$71.5
Source of Cash
Use of Cash
(in millions)

Short-term Liquidity

Our short-term cash requirements consist primarily of payments to major oil companies for purchases made by our fleet customers, payments on maturing certificates of deposit, interest payments on our credit facility, cash payments for derivative instruments and other operating expenses. FSC is responsible for substantially all payments to major oil companies and payments on maturing certificates of deposit. FSC can fund our short-term cash requirements through the issuance of certificates of deposit and borrowed federal funds. Any remaining cash needs are primarily funded through operations. Under FDIC regulations, FSC may not pay any dividend if, following the payment of the dividend, FSC would be "undercapitalized," as defined under the Federal Deposit Insurance Act and applicable regulations. This restriction on dividends had no impact on our cash needs.

Our credit facility provides a $450 million revolving line-of-credit. Borrowings on the revolving line-of-credit bear interest equal to (a) the British Bankers Association LIBOR plus a margin of 0.45 percent to 1.125 percent based on our consolidated leverage ratio or (b) the higher of the Federal Funds Rate plus 0.50 percent or the prime rate announced by Bank of America, N.A., plus a margin of up to 0.125 percent based on our consolidated leverage ratio. The revolving line-of-credit facility expires in May 2012. Our revolving credit facility had an available balance of approximately $279 million at December 31, 2008.

Our credit agreement contains various financial covenants requiring us to maintain certain financial ratios. Specifically, our credit agreement requires us to maintain a maximum consolidated leverage ratio of 3.00 to 1.00 at the end of each fiscal quarter until the maturity date. The credit agreement also requires us to maintain a minimum consolidated interest coverage ratio of 3.00 to 1.00 at the end of each fiscal quarter until the maturity date.

In addition to the financial covenants, the credit agreement contains various customary restrictive covenants that limit our ability to pay dividends, sell or transfer all or substantially all of our property or assets, incur more indebtedness or make guarantees, grant or incur liens on our assets, make investments, loans, advances or acquisitions, engage in mergers, consolidations, liquidations or dissolutions, enter into sales or leasebacks and change our accounting policies or reporting practices. FSC is not subject to certain of these restrictions. We have been, and expect to continue to be, in compliance with all material covenants and restrictions at December 31, 2008.

Our fuel price derivatives are currently in a gain position due to the extraordinary decline in oil prices during the fourth quarter of 2008. As a result, we have an asset related to these derivatives of approximately $49 million. The bottom end of the collar that we have locked in for 2009 is $0.24 higher then the bottom end we locked in for 2008. Based on a forecasted average fuel price of $1.97 per gallon for 2009, we expect to receive significant cash gains from our fuel price derivative instruments in 2009.

We have entered into three interest rate swap arrangements that effectively convert $105 million of variable rate borrowing to fixed rate borrowing at a rate of approximately 5.1 percent. These arrangements expire in 2009.

Management believes that we can adequately fund our cash needs during the next 12 months.

Long-term Liquidity

Our long-term cash requirements consist primarily of amounts due to Avis as part of our tax receivable agreement. As a consequence of our separation from Avis, we increased the tax bases of our tangible and intangible assets to their fair market value (the "Tax Basis Increase"). This Tax Basis Increase allows us to reduce the amount of future tax payments to the extent that we generate sufficient taxable income. We are contractually obligated, pursuant to our tax receivable agreement with Avis, to remit to Avis 85 percent of any such cash savings, subject to repayment if it is determined that these savings should not have been available to us. We expect to fund these payments with the cash savings realized as a result of the Tax Basis Increase. Therefore, our current and expected operating cash flows attributable to the Tax Basis Increase are not expected to have a significant impact on us.

We currently have authorization from our Board to purchase up to $150 million of our common stock. Through December 31, 2008, we have used $76.7 million of the authorized amount to acquire shares of our common stock. The program will be funded either through our future cash flows or through borrowings on our credit facility. Share repurchases will be made on the open market and may be commenced or suspended at any time. The Company's management, based on its evaluation of market and economic conditions and other factors, will determine the timing and number of shares repurchased.

Off-balance Sheet Arrangements

We have the following off-balance sheet arrangements as of December 31, 2008:

- *Operating leases.* We lease office space, office equipment and computer equipment under long-term operating leases, which are recorded in occupancy and equipment or technology leasing and support.

- *Extension of credit to customers.* We have entered into commitments to extend credit in the ordinary course of business. We had approximately $3.9 billion of commitments to extend credit at December 31, 2008, as part of established lending product agreements. These amounts may increase during 2009 as we extend credit to customers, subject to our appropriate credit reviews, as part of our lending product agreements. Many of these commitments are not expected to be utilized; therefore, we do not believe total unused credit available to customers and customers of strategic relationships represents future cash requirements. We can increase or decrease our customers' credit lines at our discretion at any time. We believe that we can adequately fund actual cash requirements related to these credit commitments through the issuance of certificates of deposit and borrowed federal funds.

- *Letters of credit.* We are required to post collateral to secure our fuel price sensitive derivative instruments based on the unrealized loss, less any unsecured credit granted by our counter party. At December 31, 2008, we had no unsecured credit nor had we posted a letter of credit for collateral as these instruments were in an unrealized gain position. We have posted a $2.1 million letter of credit as collateral under the terms of our lease agreement for our corporate offices.

Contractual Obligations

The table below summarizes the estimated dollar amounts of payments under contractual obligations as of December 31, 2008, for the periods specified:

(in thousands)	2009	2010	2011	2012	2013 and Thereafter	Total
Operating leases:						
Facilities	$ 2,411	$ 1,805	$ 1,749	$ 1,751	$ 9,660	$ 17,376
Equipment, including vehicles	1,510	939	758	346	1	3,554
Capitalized software licensing agreement	2,903	—	—	—	—	2,903
Preferred stock [a]	337	337	337	337	10,723	12,071
Revolving line-of-credit [b]	—	—	—	170,600	—	170,600
Tax receivable agreement	22,507	21,194	21,631	22,596	221,438	309,366
Deposits	507,370	24,646	—	—	8,130	540,146
Interest rate swap arrangements [c]	2,742	—	—	—	—	2,742
Purchase obligations:						
Accounts payable	249,067	—	—	—	—	249,067
Technology services	1,432	1,434	550	—	—	3,416
Total	$ 790,279	$ 50,355	$ 25,025	$ 195,630	$ 249,952	$ 1,311,241

[a] Assumes December 31, 2008, rate of 3.37% and redemption on February 22, 2015. See Item 8 – Note 13, Preferred Stock.

[b] Our revolving line-of-credit is set to expire in May of 2012. Amounts in table exclude interest payments. See Item 8 – Note 11, Financing Debt.

[c] Payments on interest rate swap arrangements have been estimated using the December 31, 2008 LIBOR rates. Any change to this rate will impact future payments.

Application of Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. Preparation of these financial statements requires us to make estimates and judgments that affect reported amounts of assets and liabilities, revenue and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. We continually evaluate our judgments and estimates in determination of our financial condition and operating results. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Estimates are based on information available as of the date of the financial statements and, accordingly, actual results could differ from these estimates, sometimes materially. Critical accounting policies and estimates are defined as those that are both most important to the portrayal of our financial condition and operating results and require management's most subjective judgments. Our consolidated financial statements are based on the selection and application of critical accounting policies and estimates, the most significant of which are included in the tables below.

Reserve for Credit Losses

Description	Assumptions/Approach Used	Effect if Actual Results Differ from Assumptions
The reserve for losses relating to accounts receivable represents management's estimate of the losses inherent in the Company's outstanding portfolio of receivables. The reserve for credit losses reduces the Company's accounts receivable balances as reported in its financial statements to their net realizable value.	Reserves for these losses are primarily based on a model that analyzes specific portfolio statistics, including average charge-off rates for various stages of receivable aging (i.e. current, 30 days, 60 days, 90 days) over historical periods and average bankruptcy and recovery rates. Receivables are generally written off when they are 150 days past due or declaration of bankruptcy. Also, the reserve reflects management's judgment regarding overall reserve adequacy. Management considers whether to adjust the reserve that is calculated by the analytic model based on other factors, such as the actual charge-offs for the preceding reporting periods, expected charge-offs for the subsequent reporting periods, a review of accounts receivable balances which become past due, changes in customer payment patterns, known fraud activity in the portfolio, as well as leading economic and market indicators.	To the extent historical credit experience is not indicative of future performance, actual loss experience could differ significantly from management's judgments and expectations, resulting in either higher or lower future provisions for credit losses, as applicable. As of December 31, 2008, we have estimated a reserve for credit losses which is 2.6 percent of the total gross accounts receivable balance. An increase to this reserve by 0.5 percent to 3.1 percent would increase the provision for credit losses for the year by $3.6 million. Conversely, a decrease to this reserve by 0.5 percent to 2.1 percent would decrease the provision for credit losses for the year by $3.6 million.

Deferred Tax Asset Valuation

Description	Assumptions/Approach Used	Effect if Actual Results Differ from Assumptions
The Company recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. Future realization of the tax benefit of existing deductible temporary differences is contingent upon the ability of the Company to generate sufficient future taxable income within the carry back and carry forward periods available under tax law. We have established a valuation allowance of $158,000 against certain of our state net operating losses. A valuation allowance has been established for those state net operating losses that the Company believes it is more likely than not that they will not be utilized within the carry forward period. No other valuation allowances have been established at this time as management believes that it is more likely than not that the Company will realize the benefits of the other deferred tax assets.	The Company regularly reviews its deferred tax assets for recoverability. Management's determination of whether an allowance is required is based on historical taxable income or loss, projected future taxable income or loss, the expected timing of the reversals of existing temporary differences and the implementation of tax planning strategies.	If the Company is unable to generate sufficient future taxable income, or if there is a significant change in the time period within which the underlying temporary differences become taxable or deductible, the Company may be required to establish additional valuation allowances against its deferred tax assets. At December 31, 2008, the Company had approximately $372 million of gross deferred tax assets. These deferred tax assets consisted primarily of temporary differences related to tax deductible goodwill. The Company also had gross deferred tax liabilities of approximately $132 million primarily consisting of temporary non-tax deductible goodwill with an indefinite reversal period. A determination that no deferred tax assets would be realized at December 31, 2008, would require the establishment of additional valuation allowances determined without regard to existing deferred tax liabilities with indefinite reversal periods. This would increase the provision for income taxes by approximately $340 million. However, under the terms of the tax receivable agreement with Avis, to the extent that the Company was unable to utilize the tax benefits created as a consequence of the Company's separation from Avis, the Company would realize a gain of approximately $309 million. Therefore, a valuation allowance against 100% of our deferred tax assets coupled with a like judgment concerning the likelihood of the payment of amounts owing to Avis, would decrease net income by approximately $31 million.

Acquired Intangible Assets and Goodwill

Description	Assumptions/Approach Used	Effect if Actual Results Differ from Assumptions
Acquired intangible assets result from the allocation of the cost of an acquisition to the identifiable intangible assets and net tangible assets of the acquired company. The remainder of the purchase price is classified into goodwill. Management uses an estimate of the fair value of each asset acquired to allocate the purchase price. Certain of these intangible assets, such as software and customer relationships, are amortized to expense over time. The amortization period for these assets is based on management's estimate of the useful life of the acquired intangible asset.	The fair value of the identifiable intangible assets acquired is determined using accepted valuation methodologies such as the market approach, the cost approach and the income approach. These methodologies require estimates by management of future cash flows expected to be generated by the acquired assets and the appropriate discount rate for these cash flows. These factors also determine, to a large extent, the estimated useful life of the asset. In addition, management uses its judgment in selecting the levels of several other key indicators such as royalty rates for the use of trademarks and software, projected revenues from the existing customer base, customer attrition rates, as well as expected revenue growth and profit margins.	In the event that actual performance is significantly different than the assumptions used for valuation purposes, write-downs of intangible assets and/or goodwill could occur. As of December 31, 2008, the Company had an aggregate of approximately $80 million on its balance sheet related to goodwill and intangible assets of acquired entities. Within this total, approximately $2 million of non-goodwill assets were classified as indefinite-lived, comprised principally of trademarks and trade names. While we currently believe that the fair value of all of our intangibles exceeds carrying value and that those intangibles so classified will contribute indefinitely to the cash flows of the Company, materially different assumptions regarding future performance of our reporting units or the weighted-average cost of capital used in the valuations could result in significant impairment losses and/or amortization expense.

Valuation of Derivatives

Description	Assumptions/Approach Used	Effect if Actual Results Differ from Assumptions
The Company has entered into several financial arrangements that are considered to be derivative transactions. Where the Company has entered into interest rate swaps, the derivatives have been designated as cash flow hedges. Accordingly, the interest rate swaps are recorded at their fair value on the consolidated balance sheet. The changes in fair value of the interest rate swaps are recorded as a component of other comprehensive income rather than in earnings. Where the Company has entered into fuel price derivatives, no hedging relationship has been designated. Accordingly, when the derivatives are marked to their market value, the related gains or losses are recognized currently in earnings.	None of the derivatives that exist have readily determinable fair market values. Management relies, to some extent, on quotes received from the counterparty to the transaction in order to determine the fair value of the instruments. On a periodic basis, management reviews the statements provided by the counterparty to ensure the fair market values are reasonable when compared to the market value of the underlying commodity.	As of December 31, 2008, the Company had established that the net fair value of the derivatives was an asset of approximately $47 million. Changes in fuel prices, interest rates and other variables have a significant impact on the value of the derivatives. Should either (i) the variables underlying pricing methodologies; (ii) the creditworthiness of the counterparty or (iii) the methodologies themselves substantially change, our results of operations could significantly change.

Changes to Accounting Policies

We adopted Statement of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements*, as of January 1, 2008. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This Statement requires, among other things, the Company's valuation techniques used to measure fair value to maximize the use of observable inputs and minimize the use of unobservable inputs. This change resulted in no impact to January 1, 2008, retained earnings.

In conjunction with the adoption of SFAS No. 157, we adopted SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*, as of January 1, 2008. SFAS No. 159 provides an option for most financial assets and liabilities to be reported at fair value on an instrument-by-instrument basis with changes in fair value reported in earnings. After initial adoption, the election is made at the acquisition of a financial asset, financial liability or a firm commitment and it may not be revoked. We have not elected the fair value option for any financial instruments or other items at fair value as permitted by SFAS No. 159. The adoption of this Statement therefore had no impact to January 1, 2008, retained earnings.

Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations*. SFAS No. 141(R) requires an acquirer to recognize the assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. It requires acquisition-related costs and restructuring costs that the acquirer expects but is not obligated to incur to be recognized separately from the acquisition. SFAS No. 141(R) modifies the criteria for the recognition of contingencies as of the acquisition date. It also provides guidance on subsequent accounting for acquired contingencies. SFAS No. 141(R) is effective for business acquisitions for which the acquisition date is on or after January 1, 2009, the first day of our annual reporting period beginning after December 15, 2008.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133*. SFAS No. 161 requires enhanced disclosures about an entity's derivative and hedging activities. Under this Statement, entities are required to disclose how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities,* and its related interpretations and how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Our derivative disclosures already incorporate many of the provisions outlined in SFAS No. 161. Accordingly, we do not expect that the adoption of this pronouncement in 2009 will have a significant impact on our financial position, results of operations and cash flows.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

At December 31, 2008, we had borrowings of $170.6 million on our credit facility that bore interest at a floating rate equal to the one-month LIBOR plus 57.5 basis points. During 2007 we entered into two interest rate swap contracts that end in July 2009, and one interest rate swap contract that ends in August 2009 that fix the interest rate on $105 million of the variable rate revolving credit facility.

The following table presents the impact of changes in LIBOR on projected financing interest expense for 2009 on the unhedged portion of the principal outstanding under the credit facility (see the discussion of our interest rate swaps in Item 7 in the "Liquidity, Capital Resources and Cash Flows" section):

(in thousands)		Impact[a]
Projected financing interest expense on variable rate portion of debt (one-month LIBOR equal to 1.04625%)	$	523
Increases to LIBOR of:		
2.00%	$	1,000
5.00%	$	2,500
10.00%	$	5,000

[a] Changes to financing interest expense presented in this table are based on interest payments on the revolving credit facility that bear interest based on one-month LIBOR, no repayment terms and the rate presented.

Commodity Price Risk

As discussed in the "Fuel Price Derivatives" section of Item 1, we use derivative instruments to manage the impact of volatility in fuel prices. We enter into put and call option contracts ("Options") based on the wholesale price of unleaded gasoline and retail price of diesel fuel, which settle on a monthly basis through the third quarter of 2010. The Options are intended to lock in a range of prices during any given quarter on a portion of our forecasted earnings subject to fuel price variations. Our fuel price risk management program is designed to purchase derivative instruments to manage our fuel price-related earnings exposure.

The following table presents information about the Options:

			December 31, 2008		2007	
	Put Option Strike Price of Underlying (per gallon) [(a)]	Call Option Strike Price of Underlying (per gallon) [(a)]	Aggregate Notional (gallons) [(b)]	Fair Value	Aggregate Notional (gallons)	Fair Value
Fuel price derivative instruments – unleaded fuel						
Options settling January 2010 – September 2010	$ 2.860	$ 2.920	5,219	$ 7,000	—	$ —
Options settling October 2009 – June 2010	$ 2.430	$ 2.490	7,860	7,938	—	—
Options settling July 2009 – March 2010	$ 2.443	$ 2.503	7,688	8,463	—	—
Options settling April 2009 – December 2009	$ 2.040	$ 2.100	7,822	5,687	7,822	(2,050)
Options settling January 2009 – September 2009	$ 1.970	$ 2.030	7,674	5,512	7,674	(2,904)
Options settling October 2008 – June 2009	$ 1.850	$ 1.910	4,831	3,097	6,695	(3,226)
Options settling July 2008 – March 2009	$ 1.733	$ 1.793	2,581	1,637	9,670	(5,966)
Options settling April 2008 – December 2008	$ 1.754	$ 1.814	—	—	6,386	(4,250)
Options settling January 2008 – September 2008	$ 1.980	$ 2.040	—	—	7,738	(3,968)
Options settling January 2008 – June 2008	$ 1.950	$ 2.010	—	—	5,341	(2,988)
Options settling January 2008 – March 2008	$ 1.705	$ 1.777	—	—	3,100	(2,239)
Total fuel price derivative instruments – unleaded fuel			43,675	39,334	54,426	(27,591)
Fuel price derivative instruments – diesel						
Options settling January 2010 – September 2010	$ 4.040	$ 4.100	2,345	2,561	—	—
Options settling October 2009 – June 2010	$ 3.515	$ 3.575	3,531	2,311	—	—
Options settling July 2009 – March 2010	$ 3.500	$ 3.560	3,454	2,391	—	—
Options settling April 2009 – December 2009	$ 2.975	$ 3.035	3,514	987	3,514	(1,090)
Options settling January 2009 – September 2009	$ 2.870	$ 2.930	3,448	863	3,448	(1,507)
Options settling October 2008 – June 2009	$ 2.865	$ 2.925	2,170	611	3,008	(1,495)
Options settling July 2008 – March 2009	$ 2.753	$ 2.813	1,160	236	4,345	(2,747)
Options settling April 2008 – December 2008	$ 2.690	$ 2.750	—	—	2,869	(2,031)
Options settling January 2008 – September 2008	$ 2.800	$ 2.860	—	—	3,477	(2,100)
Options settling January 2008 – June 2008	$ 2.730	$ 2.790	—	—	2,399	(1,687)
Options settling January 2008 – March 2008	$ 2.490	$ 2.550	—	—	1,393	(1,350)
Total fuel price derivative instruments – diesel			19,622	9,960	24,453	(14,007)
Total fuel price derivative instruments			63,297	$ 49,294	78,879	$ (41,598)

(a) The settlement of the Options is based upon the New York Mercantile Exchange's New York Harbor Reformulated Gasoline Blendstock for Oxygen Blending and the U.S. Department of Energy's weekly retail on-highway diesel fuel price for the month.
(b) The Options settle on a monthly basis.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Wright Express Corporation
South Portland, Maine

We have audited the accompanying consolidated balance sheets of Wright Express Corporation and subsidiaries (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2008. We also have audited the Company's internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in "Management's Annual Report on Internal Control Over Financial Reporting" appearing at Item 9A. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts

February 26, 2009

WRIGHT EXPRESS CORPORATION
CONSOLIDATED BALANCE SHEETS

(in thousands, except per share data)

	December 31,	
	2008	2007
Assets		
Cash and cash equivalents	**$ 183,117**	$ 43,019
Accounts receivable (less reserve for credit losses of $18,435 in 2008 and $9,466 in 2007)	**702,225**	1,070,273
Income taxes receivable	**7,903**	3,320
Available-for-sale securities	**12,533**	9,494
Fuel price derivatives, at fair value	**49,294**	—
Property, equipment and capitalized software, net	**44,864**	45,537
Deferred income taxes, net	**239,957**	283,092
Goodwill	**315,230**	294,365
Other intangible assets, net	**39,922**	20,932
Other assets	**16,810**	15,044
Total assets	**$ 1,611,855**	$ 1,785,076
Liabilities and Stockholders' Equity		
Accounts payable	**$ 249,067**	$ 363,189
Accrued expenses	**34,931**	35,310
Deposits	**540,146**	599,089
Borrowed federal funds	**—**	8,175
Revolving line-of-credit facilities	**170,600**	199,400
Fuel price derivatives, at fair value	**—**	41,598
Other liabilities	**3,083**	4,544
Amounts due to Avis under tax receivable agreement	**309,366**	319,512
Preferred stock; 10,000 shares authorized:		
Series A non-voting convertible, redeemable preferred stock; 0.1 shares issued and outstanding	**10,000**	10,000
Total liabilities	**1,317,193**	1,580,817
Commitments and contingencies (Note 18)		
Stockholders' Equity		
Common stock $0.01 par value; 175,000 shares authorized, 40,966 in 2008 and 40,798 in 2007 shares issued; 38,244 in 2008 and 39,625 in 2007 shares outstanding	**410**	408
Additional paid-in capital	**100,359**	98,174
Retained earnings	**272,479**	144,839
Other comprehensive (loss) income, net of tax:		
Net unrealized loss on available-for-sale securities	**(53)**	(49)
Net unrealized loss on interest rate swaps	**(1,736)**	(1,417)
Net foreign currency translation adjustment	**(55)**	15
Accumulated other comprehensive loss	**(1,844)**	(1,451)
Less treasury stock at cost, 2,722 shares in 2008 and 1,173 shares in 2007	**(76,742)**	(37,711)
Total stockholders' equity	**294,662**	204,259
Total liabilities and stockholders' equity	**$ 1,611,855**	$ 1,785,076

See notes to consolidated financial statements.

WRIGHT EXPRESS CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data)

	Year ended December 31,		
	2008	2007	2006
Service Revenues			
Payment processing revenue	**$ 297,441**	$ 257,493	$ 214,641
Transaction processing revenue	**19,339**	14,452	17,528
Account servicing revenue	**30,631**	26,767	23,999
Finance fees	**31,043**	26,885	22,351
Other	**11,549**	10,253	12,728
Total service revenues	**390,003**	335,850	291,247
Product Revenues			
Hardware and equipment sales	**3,579**	278	—
Total revenues	**393,582**	336,128	291,247
Expenses			
Salary and other personnel	**66,969**	65,014	60,016
Service fees	**20,361**	14,987	14,525
Provision for credit losses	**45,021**	20,569	16,695
Technology leasing and support	**8,510**	8,738	7,823
Occupancy and equipment	**9,159**	6,091	6,157
Advertising	**5,283**	4,711	3,018
Marketing	**3,215**	1,879	1,204
Postage and shipping	**3,248**	3,433	3,496
Communications	**2,527**	2,163	1,998
Depreciation and amortization	**20,123**	15,018	10,988
Operating interest expense	**34,993**	34,086	23,415
Cost of hardware and equipment sold	**3,155**	224	—
Other	**9,586**	7,123	6,809
Total operating expenses	**232,150**	184,036	156,144
Operating income	**161,432**	152,092	135,103
Financing interest expense	**(11,859)**	(12,677)	(14,447)
Loss on extinguishment of debt	**—**	(1,572)	—
Net realized and unrealized gains (losses) on fuel price derivatives	**55,206**	(53,610)	(4,180)
(Increase) decrease in amount due to Avis under tax receivable agreement	**(9,014)**	78,904	—
Income before income taxes	**195,765**	163,137	116,476
Income taxes	**68,125**	111,560	41,867
Net income	**$ 127,640**	$ 51,577	$ 74,609
Earnings per share:			
Basic	**$ 3.28**	$ 1.29	$ 1.85
Diluted	**$ 3.22**	$ 1.27	$ 1.81
Weighted average common shares outstanding:			
Basic	**38,885**	40,042	40,373
Diluted	**39,787**	40,751	41,553

See notes to consolidated financial statements.

WRIGHT EXPRESS CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands)

	Year ended December 31,		
	2008	2007	2006
Number of common shares issued			
Balance, beginning of period	**40,798**	40,430	40,210
Stock issued to employees exercising stock options	**30**	250	163
Stock issued to employees for vesting of restricted stock units	**138**	118	57
Balance, end of period	**40,966**	40,798	40,430
Common stock			
Balance, beginning of period	**$ 408**	$ 404	$ 402
Stock issued to employees exercising stock options	**—**	3	1
Stock issued to employees for vesting of restricted stock units	**2**	1	1
Balance, end of period	**410**	408	404
Additional paid-in capital			
Balance, beginning of period	**98,174**	89,325	82,894
Net adjustment resulting from tax impact of the initial public offering	**(1,379)**	—	(381)
Stock issued to employees exercising stock options	**415**	3,456	2,228
Tax benefit from employees' stock option and restricted stock plans	**113**	3,023	1,047
Stock-based compensation	**3,036**	2,370	3,537
Balance, end of period	**100,359**	98,174	89,325
Retained earnings			
Balance, beginning of period	**144,839**	93,262	18,653
Net income	**127,640**	51,577	74,609
Balance, end of period	**272,479**	144,839	93,262
Accumulated other comprehensive (loss) income			
Balance, beginning of period	**(1,451)**	136	664
Changes in available-for-sale securities, net of tax effect of $(3) in 2008, $27 in 2007 and $(12) in 2006	**(4)**	49	(14)
Changes in interest rate swaps, net of tax effect of $(208) in 2008, $(960) in 2007 and $(208) in 2006	**(319)**	(1,651)	(514)
Foreign currency translation	**(70)**	15	—
Net other comprehensive (loss) income adjustments	**(393)**	(1,587)	(528)
Balance, end of period	**(1,844)**	(1,451)	136
Treasury stock			
Balance, beginning of period	**(37,711)**	—	—
Purchase of shares of treasury stock; 1,549 shares in 2008 and 1,173 shares in 2007	**(39,031)**	(37,711)	—
Balance, end of period	**(76,742)**	(37,711)	—
Total stockholders' equity	**$ 294,662**	$ 204,259	$ 183,127
Comprehensive income			
Net income	**$ 127,640**	$ 51,577	$ 74,609
Net other comprehensive (loss) income adjustments	**(393)**	(1,587)	(528)
Total comprehensive income	**$ 127,247**	$ 49,990	$ 74,081

See notes to consolidated financial statements.

WRIGHT EXPRESS CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year ended December 31,		
	2008	2007	2006
Cash flows from operating activities			
Net income	**$ 127,640**	$ 51,577	$ 74,609
Adjustments to reconcile net income to net cash provided by (used for) operating activities:			
Net unrealized (gain) loss on derivative instruments	**(90,892)**	37,074	(32,186)
Stock-based compensation	**5,216**	4,508	4,272
Depreciation and amortization	**20,588**	15,719	12,081
Loss on extinguishment of debt	—	1,572	—
Gain on sale of investment	—	—	(2,188)
Deferred taxes	**41,967**	95,117	34,409
Provision for credit losses	**45,021**	20,569	16,695
Loss on disposal and impairment of property and equipment	**108**	—	59
Loss on impairment of internal-use software under development	**1,538**	—	—
Changes in operating assets and liabilities, net of effects of acquisitions:			
Accounts receivable	**362,444**	(286,236)	(79,944)
Other assets	**(328)**	(2,163)	(4,214)
Accounts payable	**(156,463)**	66,048	42,721
Accrued expenses	**(1,105)**	6,756	3,868
Income taxes	**(4,934)**	(4,147)	4,113
Other liabilities	**(1,475)**	364	839
Amounts due to Avis under tax receivable agreement	**(10,146)**	(98,847)	(14,685)
Net cash provided by (used for) operating activities	**339,179**	(92,089)	60,449
Cash flows from investing activities			
Purchases of property and equipment	**(16,111)**	(16,624)	(12,474)
Proceeds from sale of investment	—	—	2,188
Purchases of available-for-sale securities	**(4,301)**	(2,518)	(2,154)
Maturities of available-for-sale securities	**1,255**	1,123	14,982
Purchases of fleet card receivables	—	(1,922)	(86,784)
Purchase of trade name	**(44)**	—	—
Acquisitions, net of cash acquired	**(41,613)**	(40,806)	—
Net cash used for investing activities	**(60,814)**	(60,747)	(84,242)
Cash flows from financing activities			
Excess tax benefits from equity instrument share-based payment arrangements	**113**	3,023	1,047
Payments in lieu of issuing shares of common stock	**(2,225)**	(2,188)	(734)
Proceeds from stock option exercises	**415**	3,459	2,229
Net (decrease) increase in deposits	**(58,943)**	204,390	56,448
Net (decrease) increase in borrowed federal funds	**(8,175)**	(57,221)	26,369
Net (repayments) borrowings on 2007 revolving line-of-credit facility	**(28,800)**	199,400	—
Loan origination fees paid for 2007 revolving line-of-credit facility	**(1,556)**	(998)	—
Net repayments on 2005 revolving line-of-credit facility	—	(20,000)	(33,000)
Repayments on term loan	—	(131,000)	(38,500)
Repayments of acquired debt	—	(374)	—
Purchase of shares of treasury stock	**(39,031)**	(37,711)	—
Net cash (used for) provided by financing activities	**(138,202)**	160,780	13,859
Effect of exchange rates on cash and cash equivalents	**(65)**	15	—
Net change in cash and cash equivalents	**140,098**	7,959	(9,934)
Cash and cash equivalents, beginning of period	**43,019**	35,060	44,994
Cash and cash equivalents, end of period	**$ 183,117**	$ 43,019	$ 35,060

See notes to consolidated financial statements.

1. Summary of Significant Accounting Policies

Business Description

Wright Express is a leading provider of payment processing and information management services to the United States commercial and government vehicle fleet industry. The Company provides these services to customers throughout the United States and Canada.

Basis of Presentation

The accompanying consolidated financial statements of Wright Express for the years ended December 31, 2008, 2007 and 2006 include the accounts of Wright Express and its majority owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

For the year ended December 31, 2008, hardware and equipment sales, marketing expense and cost of hardware and equipment sold exceeded the Company's threshold for individual disclosure and were shown separately on the consolidated statements of income. In prior periods, hardware and equipment sales had been included in other revenues, and marketing expense and cost of hardware and equipment sold had been included in other expenses. Prior period statements have been conformed to the 2008 presentation.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates and those differences may be material.

Cash and Cash Equivalents

Highly liquid investments with remaining maturities at the time of purchase of three months or less (that are readily convertible to cash) are considered to be cash equivalents and are stated at cost, which approximates market value. Cash equivalents include federal funds sold, which are unsecured short-term investments entered into with financial institutions.

Accounts Receivable and Reserve for Credit Losses

Accounts receivable balances are stated at net realizable value. The balance includes a reserve for credit losses which reflects management's estimate of uncollectible balances resulting from credit and fraud losses. The reserve for credit losses is established based on the determination of the amount of probable credit losses inherent in the accounts receivable as of the reporting date. Management reviews delinquency reports, historical collection rates, economic trends, and other information in order to make the necessary judgments as to probable credit losses. Management also uses historical charge off experience to determine the amount of losses inherent in accounts receivable at the reporting date. Assumptions regarding probable credit losses are reviewed periodically and may be impacted by actual performance of accounts receivable and changes in any of the factors discussed above.

Available-for-sale Securities

The Company records certain of its investments as available-for-sale securities. Available-for-sale securities are carried at fair value, with unrealized gains and losses, net of tax, reported on the consolidated balance sheet in accumulated other comprehensive income. Realized gains and losses and declines in fair value judged to be other-than-temporary on available-for-sale securities are included in other revenues. The cost basis of securities is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in other revenues.

(in thousands, except per share data)

Derivatives

The Company uses derivative instruments as part of its overall strategy to manage its exposure to fluctuations in fuel prices and to reduce the impact of interest rate volatility. As a matter of policy, the Company does not use derivatives for trading or speculative purposes. All derivatives are recorded at fair value on the consolidated balance sheet in accordance with Statement of Financial Accounting Standards ("SFAS") No. 133, *Accounting for Derivative Instruments and Hedging Activities*.

The Company's fuel price derivative instruments do not qualify for hedge accounting treatment under SFAS No. 133. Gains or losses related to fuel price derivative instruments, both realized and unrealized, are recognized currently in earnings. These instruments are presented on the consolidated balance sheet as fuel price derivatives, at fair value.

The Company's interest rate derivatives are designated as cash flow hedges in accordance with SFAS No. 133 and, accordingly, the change in fair value associated with the effective portion of these derivative instruments that qualify for hedge accounting treatment under SFAS No. 133 is recorded as a component of other comprehensive income and the ineffective portion, if any, is reported currently in earnings. Amounts included in other comprehensive income are reclassified into earnings in the same period during which the hedged item affects earnings. These instruments are presented as either other assets or accrued expenses on the consolidated balance sheet.

The Company assesses the hedge effectiveness of the interest rate swaps in accordance with the requirements outlined in SFAS No. 133. For these hedges, management documents, both at inception and over the life of the hedge, at least quarterly, its analysis of actual and expected hedge effectiveness. For those hedging relationships in which the critical terms of the entire debt instrument and the derivative are identical, and the creditworthiness of the counterparty to the hedging instrument remains sound, there is no hedge ineffectiveness so long as those conditions continue to be met.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Replacements, renewals and improvements are capitalized and costs for repair and maintenance are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives shown below. Leasehold improvements are depreciated using the straight-line method over the lesser of the useful life of the asset or remaining lease term.

	Estimated Useful Lives
Furniture, fixtures and equipment	5 to 7 years
Computer software	18 months to 7 years
Leasehold improvements	5 to 15 years

Capitalized Software

The Company develops software that is used in providing processing and information management services to customers. A significant portion of the Company's capital expenditures are for the development of internal-use computer software. Software development costs are capitalized once technological feasibility of the software has been established. Costs incurred prior to establishing technological feasibility are expensed as incurred. Technological feasibility is established when the Company has completed all planning, designing, coding and testing activities that are necessary to determine that the software can be produced to meet its design specifications, including functions, features and technical performance requirements. Capitalization of costs ceases when the software is ready for its intended use. Software development costs are amortized using the straight-line method over the estimated useful life of the software. Capitalized costs include interest costs incurred while developing internal-use computer software. Amounts capitalized for software were $14,962 in 2008, $16,737 in 2007 and $11,460 in 2006. Amortization for software totaled $13,650 in 2008, $11,452 in 2007 and $8,036 in 2006.

(in thousands, except per share data)

Goodwill and Other Intangible Assets

In accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*, the Company classifies intangible assets into three categories: (1) intangible assets with definite lives subject to amortization, (2) intangible assets with indefinite lives not subject to amortization and (3) goodwill. The Company tests intangible assets with definite lives for impairment if conditions exist that indicate the carrying value may not be recoverable. Such conditions may include an economic downturn or a change in the assessment of future operations. The Company records an impairment charge when the carrying value of the definite-lived intangible asset is not recoverable by the cash flows generated from the use of the asset.

Intangible assets with indefinite lives and goodwill are not amortized. The Company tests these intangible assets and goodwill for impairment at least annually or more frequently if events or circumstances indicate that such intangible assets or goodwill might be impaired. All goodwill is assigned to reporting units, which are one level below the Company's operating segments. Goodwill is assigned to the reporting unit which benefits from the synergies arising from each business combination. The Company performs its impairment tests of goodwill at its reporting unit level. Such impairment tests for goodwill include comparing the fair value of the respective reporting unit with its carrying value, including goodwill. The Company uses a variety of methodologies in conducting these impairment tests, including discounted cash flow analyses. Certain assumptions are used in determining the fair value, including assumptions about future cash flows and terminal values. When appropriate, the Company considers the assumptions that it believes hypothetical marketplace participants would use in estimating future cash flows. In addition, where applicable, an appropriate discount rate is used, based on the Company's cost of capital rate or reporting unit-specific economic factors. When the fair value is less than the carrying value of the intangible assets or the reporting unit, the Company records an impairment charge to reduce the carrying value of the assets to fair value. Impairment charges are recorded in depreciation and amortization expense on the consolidated statement of income. The Company's annual goodwill impairment test, performed as of October 1, did not identify any impairment in any of the years presented.

The Company determines the useful lives of our identifiable intangible assets after considering the specific facts and circumstances related to each intangible asset. Factors management considers when determining useful lives include the contractual term of any agreement, the history of the asset, the Company's long-term strategy for the use of the asset, any laws or other local regulations which could impact the useful life of the asset and other economic factors, including competition and specific market conditions. Intangible assets that are deemed to have definite lives are amortized over their useful lives, which is the period of time that the asset is expected to contribute directly or indirectly to future cash flows. An evaluation of the remaining useful lives of the definite-lived intangible assets is performed periodically to determine if any change is warranted.

Impairment of Long-lived Assets

Long-lived assets are tested for impairment whenever events or changes in circumstances, such as a reduction in operating cash flow or a dramatic change in the manner the asset is intended to be used, indicate the carrying amount of the asset may not be recoverable. If indicators exist, the Company compares the estimated undiscounted future cash flows associated with these assets or operations to their carrying value to determine if a write-down to fair value (normally measured by the expected present value technique) is required. The Company recognized $1,646 of impairment expense on its long-lived assets during the year ended December 31, 2008. No impairment expense was recognized during the year ended December 31, 2007, and $59 was recognized during the year ended December 31, 2006. These amounts were recorded in occupancy and equipment in the consolidated statements of income.

Other Assets

The Company has an investment in the stock of the Federal Home Loan Bank totaling $1,562 for all years presented, which is carried at cost and not considered a readily marketable security. This investment is included in other assets on the consolidated balance sheet.

Fair Value of Financial Instruments

The carrying values of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, deposits, borrowed federal funds and other liabilities approximate their respective fair values due to the short-term nature of such instruments. The carrying values of the revolving line-of-credit facilities and preferred stock approximate their respective fair values as the interest rates on these financial instruments are variable. The rates are tied to the London Interbank Offered Rate ("LIBOR") and adjust at least quarterly. All other financial instruments are reflected at fair value on the consolidated balance sheet.

Revenue Recognition

The majority of the Company's revenues are comprised of transaction-based fees, which typically are calculated based on measures such as percentage of dollar volume processed, number of transactions processed, or some combination thereof. The Company has entered into agreements with major oil companies, fuel retailers and vehicle maintenance providers, which specify that a transaction is deemed to be captured when the Company has validated that the transaction has no errors and has accepted and posted the data to the Company's records. The Company recognizes revenues when persuasive evidence of an arrangement exists, the services have been provided to the client, the sales price is fixed or determinable and collectibility is reasonably assured.

A description of the major components of revenue is as follows:

Payment Processing Revenue. Revenue consists of transaction fees assessed to major oil companies, fuel retailers and vehicle maintenance providers. The fee charged is generally based upon a percentage of the total transaction amount; however, it may also be based on a fixed amount charged per transaction or, on a combination of both measures. The fee is deducted from the Company's payment to the major oil company, fuel retailer or vehicle maintenance provider and recorded as revenue at the time the transaction is captured.

Interchange income is earned by the Company's MasterCard products and included in payment processing revenue. Interchange income is a fee paid by a merchant bank to the card-issuing bank through the interchange network. Interchange fees are set by MasterCard International Inc. and are based on cardholder purchase volumes. The Company recognizes interchange income as earned.

Transaction Processing Revenue. The Company earns transaction fees, which are principally based on the number of transactions processed; however, the fees may be a percentage of the total transaction amount. These fees are recognized at the time the transaction is captured.

Account Servicing Revenue. Revenue is primarily comprised of monthly fees based on fleet accounts on file, both active and inactive. These fees are primarily in return for providing monthly vehicle data reports. Account servicing revenue is recognized monthly, as the Company fulfills its contractual service obligations.

Finance Fees. The Company earns revenue by assessing monthly finance fees on accounts with overdue balances. These fees are recognized as revenue, net of a provision to estimate uncollectible amounts, at the time the fees are assessed. The reserve for uncollectible finance fee income totaled $1,117 at December 31, 2008, and $987 at December 31, 2007. This reserve is in addition to our reserve for credit losses.

Other. The Company assesses fees for providing ancillary services, such as information services, professional services and marketing services. Other revenues also include fees for overnight shipping, certain customized electronic reporting and customer contact services provided on behalf of certain of the Company's customers. The Company also assesses fees for holding receivables related to certain transaction processing transactions. Service-related revenues are recognized in the period that the work is performed.

Interest and dividends earned on investments in available-for-sale securities also are included in other revenues, as well as realized gains and losses on the investments in available-for-sale securities. Investment-related income is recognized in the period that it is earned.

Hardware and Equipment Sales. The Company sells telematics devices as part of its *WEXSmart*™ telematics program. In addition, the Company sells assorted equipment to its Pacific Pride franchisees. The Company recognizes revenue from these sales when the customer has accepted delivery of the product and collectibility of the sales amount is reasonably assured.

(in thousands, except per share data)

From time to time the Company provides rebates and/or incentives to certain customers and selected strategic relationships in order to induce them to use the Company's payment processing or transaction processing services. The Company follows the guidance prescribed in Emerging Issues Task Force ("EITF") 01-9, *Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)*, which requires that cash consideration given by a vendor to a customer should be characterized as a reduction of revenue. Accordingly, the revenues described above are net of rebates and incentives provided to customers. Rebates are recorded in the period in which they are earned. Incentives are recognized on a pro rata basis over the term of the contract and derecognized only when a determination is made that the targeted objective will not be achieved.

Stock-Based Compensation

The Company sponsors restricted stock award plans and stock option plans. The Company accounts for these plans as prescribed by SFAS No. 123(R), *Share Based Payment*. The Company recognizes compensation expense related to employee stock awards over their vesting periods based upon the fair value of the award on the date of grant.

Advertising Costs

Advertising and marketing costs are expensed in the period the advertising occurs.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes*. Under SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. The realizability of deferred tax assets must also be assessed. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the associated temporary differences became deductible. A valuation allowance must be established for deferred tax assets which are not believed to more likely than not be realized in the future. Deferred taxes are not provided for the undistributed earnings of the Company's foreign subsidiaries that are considered to be indefinitely reinvested outside of the United States in accordance with Accounting Principles Board Opinion No. 23, *Accounting for Income Taxes – Special Areas*.

On January 1, 2007, the Company adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. ("FIN") 48, *Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109*. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with SFAS No. 109, and prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Under FIN 48, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50 percent likelihood of being sustained. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company did not recognize a material liability for unrecognized tax benefits in conjunction with its FIN 48 implementation. However, as the Company accrues for such liabilities when they arise, the Company will recognize interest and penalties associated with uncertain tax positions as part of its income tax provision.

(in thousands, except per share data)

Earnings per Common Share

Diluted earnings per common share is calculated using weighted-average shares outstanding and contingently issuable shares, less weighted-average shares reacquired during the period. The net outstanding shares are adjusted for the dilutive effect of shares issuable upon the assumed conversion of the Company's convertible, redeemable preferred stock and common stock equivalents, which consist of outstanding stock options and unvested restricted stock units. The dividends expensed on convertible, redeemable preferred stock are added back to net income when the related common stock equivalents are included in the computation of diluted earnings per common share.

Income available for common stockholders used to calculate earnings per share is as follows:

	Year ended December 31,		
	2008	2007	2006
Income available for common stockholders – Basic	**$ 127,640**	$ 51,577	$ 74,609
Convertible, redeemable preferred stock	**474**	—	674
Income available for common stockholders – Diluted	**$ 128,114**	$ 51,577	$ 75,283

Weighted average common shares outstanding used to calculate earnings per share is as follows:

	Year ended December 31,		
	2008	2007	2006
Weighted average common shares outstanding – Basic	**38,885**	40,042	40,373
Unvested restricted stock units	**419**	605	549
Stock options	**39**	104	187
Convertible, redeemable preferred stock	**444**	—	444
Weighted average common shares outstanding – Diluted	**39,787**	40,751	41,553
The following were not included in *Weighted average common shares outstanding - Diluted* because they are anti-dilutive:			
Convertible, redeemable preferred stock	—	444	—

Foreign Currency Translation

The financial statements of the Company's foreign subsidiaries, whose functional currencies are other than the U.S. dollar, are translated to U.S. dollars as prescribed by SFAS No. 52, *Foreign Currency Translation.* Assets and liabilities are translated at the year end spot exchange rate, revenue and expenses at average exchange rates and equity transactions at historical exchange rates. Exchange differences arising on translation are recorded as a component of accumulated other comprehensive income. Realized and unrealized gains and losses on foreign currency transactions are recorded directly to the statement of income.

Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) includes unrealized losses on available-for-sale securities, the changes in fair values of derivative instruments designated as hedges of future cash flows related to interest rate variability and foreign currency translation adjustments pertaining to the net investment in foreign operations. Amounts are recognized net of tax to the extent applicable.

(in thousands, except per share data)

Recently Adopted Accounting Standards

The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements*, as of January 1, 2008. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This Statement requires, among other things, the Company's valuation techniques used to measure fair value to maximize the use of observable inputs and minimize the use of unobservable inputs. This change resulted in no impact to January 1, 2008, retained earnings.

In conjunction with the adoption of SFAS No. 157, the Company adopted SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*, as of January 1, 2008. SFAS No. 159 provides an option for most financial assets and liabilities to be reported at fair value on an instrument-by-instrument basis with changes in fair value reported in earnings. After initial adoption, the election is made at the acquisition of a financial asset, financial liability or a firm commitment and it may not be revoked. The Company has not elected the fair value option for any financial instruments or other items at fair value as permitted by SFAS No. 159. The adoption of this Statement therefore had no impact to January 1, 2008, retained earnings.

New Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations*. SFAS No. 141(R) requires an acquirer to recognize the assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. It requires acquisition-related costs and restructuring costs that the acquirer expects but is not obligated to incur to be recognized separately from the acquisition. SFAS No. 141(R) modifies the criteria for the recognition of contingencies as of the acquisition date. It also provides guidance on subsequent accounting for acquired contingencies. SFAS No. 141(R) is effective for business acquisitions for which the acquisition date is on or after January 1, 2009, the first day of the Company's annual reporting period beginning after December 15, 2008.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133*. SFAS No. 161 requires enhanced disclosures about an entity's derivative and hedging activities. Under this Statement, entities are required to disclose how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities,* and its related interpretations and how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company's derivative disclosures already incorporate many of the provisions outlined in SFAS No. 161. Accordingly, the Company does not expect that the adoption of this pronouncement in 2009 will have a significant impact on its financial position, results of operations and cash flows.

2. Supplemental Cash Flow Information

	Year ended December 31,		
	2008	2007	2006
Interest paid	**$ 47,120**	$ 43,947	$ 35,049
Income taxes paid	**$ 31,000**	$ 17,642	$ 3,033

Significant Non-cash Transactions

There were no significant non-cash transactions during 2008.

During 2007, the Company entered into a software licensing agreement that has been capitalized. The agreement requires monthly payments over three years in return for the right to use certain software applications in perpetuity. The net present value of the monthly payments was $2,872 at the time the agreement was entered into.

(in thousands, except per share data)

During 2006, the Company received updated tax information relative to the change in tax bases of the Company's assets and liabilities precipitated by the Company's initial public offering from Avis. This resulted in the Company adjusting both amounts due to Avis, by approximately $8,767, and the Company's deferred tax asset, by approximately $10,314; such adjustments were offset in additional paid-in-capital. Additionally, the Company adjusted for changes in expected tax rates on its deferred tax liability related to the change in tax bases of the Company's assets and liabilities precipitated by the Company's initial public offering. This adjustment of $1,928 was recorded as a reduction of additional paid-in-capital.

3. Business Acquisitions

Acquisition of TelaPoint, Inc. In August 2007, the Company acquired the stock of TelaPoint, Inc. ("TelaPoint") for approximately $40,000 cash. The Company purchased TelaPoint in order to take advantage of its browser-based supply chain software solutions for bulk petroleum distributors and retailers.

The following is a reconciliation of the cost of TelaPoint with the net assets acquired and the ultimate allocation to goodwill:

Consideration paid (including acquisition costs and net of cash acquired)	$	40,806
Less:		
Net liabilities assumed		(649)
Software		9,000
Customer relationships		10,000
Trademarks		600
Recorded goodwill	$	21,855

Acquisition of Pacific Pride Services, Inc. In February 2008, the Company acquired certain assets and assumed certain liabilities of Pacific Pride Services, Inc. and established Pacific Pride Services, LLC ("Pacific Pride") for approximately $32,000 cash. Pacific Pride's franchise network encompasses more than three-hundred forty independent fuel franchisees who issue their own Pacific Pride commercial fueling cards to fleet customers. These cards provide access to fuel at more than two thousand Pacific Pride and strategic partner locations in the United States and Canada. The Company has allocated the purchase price of the acquisition based upon the preliminary fair values of the assets acquired and liabilities assumed. In connection with the fair valuing of the assets acquired and liabilities assumed, management performed assessments of intangible assets using customary valuation procedures and techniques. The purchase price and related allocations for the Pacific Pride acquisition have not been finalized.

The following is a reconciliation of the cost of the net assets acquired from Pacific Pride Services, Inc. and the ultimate allocation to goodwill:

Consideration paid (including acquisition costs and net of cash acquired)	$	31,540
Less:		
Accounts receivable		39,396
Accounts payable		(42,341)
Other tangible assets, net		148
Software [a]		300
Non-compete agreement [b]		100
Customer relationships [c]		13,400
Trademarks and trade names [d]		1,400
Recorded goodwill	$	19,137

[a] Weighted average life – 2.0 years.
[b] Weighted average life – 1.0 year.
[c] Weighted average life – 4.9 years.
[d] Indefinite-lived intangible asset.

(in thousands, except per share data)

The weighted average life of the combined definite-lived intangible assets is 4.8 years.

Acquisition of Financial Automation Limited. In August 2008, the Company acquired certain assets of Financial Automation Limited for approximately $9,250 cash and established Wright Express New Zealand ("Wright Express New Zealand") to operate the business of Financial Automation Limited.

Financial Automation Limited provides fuel card processing software solutions to oil companies in geographic markets outside the United States. The Company has allocated the purchase price of the acquisition based upon the fair values of the assets acquired. In connection with the fair valuing of the assets acquired, management performed assessments of intangible assets using customary valuation procedures and techniques. The purchase price and related allocations for this acquisition have not been finalized.

The following is a reconciliation of the cost of the assets acquired from Financial Automation Limited and the ultimate allocation to goodwill:

Consideration paid (including acquisition costs and net of cash acquired)	$	**10,073**
Less:		
Tangible assets, net		**96**
Software [a]		**7,000**
Customer relationship [b]		**1,500**
Trade name [c]		**100**
Recorded goodwill	$	**1,377**

(a) Weighted average life – 4.4 years.
(b) Weighted average life – 4.5 years.
(c) Weighted average life – 1.6 years.

The weighted average life of the combined definite-lived intangible assets is 4.4 years.

The operations for each of these acquisitions are reported within the results of the Company's fleet segment from the acquisition date.

Significant goodwill amounts are present in both the TelaPoint and Pacific Pride acquisitions based on the Company's belief that the business models and practices followed by these entities were sufficiently distinct to warrant the payment of a purchase price premium.

No pro forma information has been included in these financial statements as the results of operations of TelaPoint, Pacific Pride and Financial Automation Limited for the years ended December 31, 2008 and 2007, are immaterial to the Company's revenues, net income or earnings per share.

4. Reserves for Credit Losses

The following table presents changes in reserves for credit losses related to accounts receivable:

	Year ended December 31,		
	2008	2007	2006
Balance, beginning of period	**$ 9,466**	$ 9,749	$ 4,627
Provision for credit losses	**45,021**	20,569	16,695
Acquired loss reserve	**—**	—	608
Charge-offs	**(42,625)**	(25,282)	(15,630)
Recoveries of amounts previously charged-off	**6,573**	4,430	3,449
Balance, end of period	**$ 18,435**	$ 9,466	$ 9,749

(in thousands, except per share data)

5. Investments

Available-for-sale Securities

The Company's available-for-sale securities as of December 31 are presented below:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
2008				
Mortgage-backed securities	**$ 4,232**	**$ 38**	**$ 33**	**$ 4,237**
Asset-backed securities	**3,956**	**—**	**82**	**3,874**
Municipal bonds	**390**	**2**	**—**	**392**
Equity securities [(a)]	**4,038**	**3**	**11**	**4,030**
Total available-for-sale securities	**$ 12,616**	**$ 43**	**$ 126**	**$ 12,533**
2007				
Mortgage-backed securities	$ 5,298	$ 7	$ 84	$ 5,221
Municipal bonds	400	3	—	403
Equity securities [(a)]	3,872	5	7	3,870
Total available-for-sale securities	$ 9,570	$ 15	$ 91	$ 9,494

(a) These securities exclude $1,401 in equity securities designated as trading as of December 31, 2008, and $2,019 as of December 31, 2007, included in other assets on the consolidated balance sheets. See Note 16 for additional information about the securities designated as trading.

The Company's management has determined that the gross unrealized losses on its investment securities at December 31, 2008, are temporary in nature. The Company reviews its investments to identify and evaluate investments that have indications of possible impairment. Factors considered in determining whether a loss is temporary include the length of time and extent to which fair value has been less than the cost basis, the financial condition and near-term prospects of the investee, and the Company's intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value. Substantially all of the Company's fixed income securities are rated investment grade or better.

The Company had maturities of $1,255 of available-for-sale securities for the year ended December 31, 2008, $1,123 of available-for-sale securities for the year ended December 31, 2007, and $14,982 of available-for-sale securities for the year ended December 31, 2006.

The maturity dates of the Company's available-for-sale securities are as follows:

	December 31,			
	2008		2007	
	Cost	**Fair Value**	Cost	Fair Value
Due within 1 year	**$ —**	**$ —**	$ —	$ —
Due after 1 year through year 5	**—**	**—**	—	—
Due after 5 years through year 10	**2,878**	**2,834**	400	403
Due after 10 years	**1,468**	**1,432**	—	—
Mortgage backed securities with original maturities of 30 years	**4,232**	**4,237**	5,298	5,221
Equity securities with no maturity dates	**4,038**	**4,030**	3,872	3,870
Total	**$ 12,616**	**$ 12,533**	$ 9,570	$ 9,494

(in thousands, except per share data)

Sale of Investment

As a member bank of MasterCard International Inc., the Company's wholly owned bank subsidiary received $500 in cash and 27.6 shares of Class B stock from MasterCard International Inc. as part of their initial public offering in 2006. The Company later sold its shares of MasterCard International Inc. Class B stock during the fourth quarter of 2006 for a pre-tax gain of approximately $1,700. All of these proceeds were included in other revenues on the consolidated statement of income and are reflected on the consolidated statement of cash flows as proceeds from sale of investment.

6. Property, Equipment and Capitalized Software, Net

Property, equipment and capitalized software, net consist of the following:

	December 31, 2008	December 31, 2007
Furniture, fixtures and equipment	**$ 13,131**	$ 11,909
Computer software	**81,666**	68,481
Software under development	**6,467**	7,225
Leasehold improvements	**1,414**	1,306
Total	**102,678**	88,921
Less accumulated depreciation and amortization	**(57,814)**	(43,384)
Total property, equipment and capitalized software, net	**$ 44,864**	$ 45,537

In the fourth quarter of 2008, the Company incurred a $1,538 impairment charge related to partially completed internal-use software. The impaired asset has been excluded from software under development, and the related impairment charge has been included in occupancy and equipment expense on the consolidated statements of income.

7. Goodwill and Other Intangible Assets

The changes in goodwill during the period January 1 to December 31, 2008 were as follows:

	Fleet Segment	MasterCard Segment	**Total**
Goodwill, beginning of period	$ 284,652	$ 9,713	**$ 294,365**
Adjustment to allocation of purchase price for TelaPoint acquisition	351	—	**351**
Acquisition of Pacific Pride	19,137	—	**19,137**
Acquisition of FAL	1,377	—	**1,377**
Goodwill, end of period	$ 305,517	$ 9,713	**$ 315,230**

During the period January 1 to December 31, 2008, no goodwill was written off due to impairment.

(in thousands, except per share data)

The changes in intangible assets during the period January 1 to December 31, 2008, were as follows:

	Net Carrying Amount, Beginning of Period	Acquisitions	Amortization	**Net Carrying Amount, End of Period**
Definite-lived intangible assets				
Software	$ 8,755	$ 7,300	$ (970)	**$ 15,085**
Non-compete agreement	—	100	(83)	**17**
Customer relationships	9,156	14,900	(3,789)	**20,267**
Trade name	—	100	(12)	**88**
Indefinite-lived intangible assets				
Trademarks and trade names	3,021	1,444	—	**4,465**
Total	$ 20,932	$ 23,844	$ (4,854)	**$ 39,922**

The Company expects amortization expense related to the definite-lived intangible assets above as follows: $5,070 for 2009; $5,431 for 2010; $4,710 for 2011; $4,075 for 2012; and $3,459 for 2013.

Other intangible assets consist of the following:

	December 31, 2008			December 31, 2007		
	Gross Carrying Amount	**Accumulated Amortization**	**Net Carrying Amount**	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Definite-lived intangible assets						
Software	**$ 16,300**	**$ (1,215)**	**$ 15,085**	$ 9,000	$ (245)	$ 8,755
Non-compete agreement	**100**	**(83)**	**17**	—	—	—
Customer relationships	**24,900**	**(4,633)**	**20,267**	10,000	(844)	9,156
Trade name	**100**	**(12)**	**88**	—	—	—
	$ 41,400	**$ (5,943)**	**35,457**	$ 19,000	$ (1,089)	17,911
Indefinite-lived intangible assets						
Trademarks and trade names			**4,465**			3,021
Total			**$ 39,922**			$ 20,932

8. Accounts Payable

Accounts payable consist of:

	December 31,	
	2008	2007
Merchants payable	**$ 239,899**	$ 349,444
Other payables	**9,168**	13,745
Total accounts payable	**$ 249,067**	$ 363,189

(in thousands, except per share data)

9. Deposits and Borrowed Federal Funds

The following table presents information about deposits:

	December 31,	
	2008	2007
Certificates of deposit with maturities within 1 year	**$ 507,370**	$ 496,652
Certificates of deposit with maturities greater than 1 year and less than 5 years	**24,646**	97,152
Non-interest bearing deposits	**8,130**	5,285
Total deposits	**$ 540,146**	$ 599,089
Weighted average cost of funds on certificates of deposit outstanding	**3.85 %**	5.16 %

Wright Express Financial Services Corporation ("FSC") issues certificates of deposit in various maturities ranging between three months and three years and with fixed interest rates ranging from 2.85 percent to 5.45 percent as of December 31, 2008. FSC may issue certificates of deposit without limitation on the balance outstanding. However, FSC must maintain minimum financial ratios, which include risk-based asset and capital requirements, as prescribed by the FDIC. As of December 31, 2008, certificates of deposit were in denominations of $250 or less, corresponding to the increase in the FDIC insurance limits to $250 as authorized by the Emergency Economic Stabilization Act of 2008. The certificates of deposit are only payable prior to maturity in the case of death or legally declared mental incompetence of the holder.

Non-interest bearing deposits are required for certain customers as collateral for their credit accounts.

The Company had federal funds lines-of-credit totaling $155,000 at December 31, 2008, and $160,000 at December 31, 2007. There were no outstanding borrowings against these lines-of-credit at December 31, 2008, and approximately $8,175 at December 31, 2007. The average rate on the outstanding borrowings under lines-of-credit was 4.38 percent at December 31, 2007.

The following table presents the average interest rates for deposits and borrowed federal funds:

	Year ended December 31,		
	2008	2007	2006
Average interest rate:			
Deposits	**4.42 %**	5.27 %	4.85 %
Borrowed federal funds	**2.44 %**	5.29 %	5.14 %
Average debt balance	**$ 664,646**	$ 544,674	$ 381,673

(in thousands, except per share data)

10. Derivative Instruments

Fuel Price Derivatives

The Company uses derivative instruments to manage the impact of volatility in fuel prices. The Company enters into put and call option contracts ("Options") based on the wholesale price of unleaded gasoline and retail price of diesel fuel, which settle on a monthly basis through the third quarter of 2010. The Options are intended to lock in a range of prices during any given quarter on a portion of the Company's forecasted earnings subject to fuel price variations. The Company's fuel price risk management program is designed to purchase derivative instruments to manage its fuel price-related earnings exposure. The fair value of these instruments is recorded in fuel price derivative instruments, at fair value on the consolidated balance sheets.

The following table presents information about the Options:

			December 31, 2008		December 31, 2007	
	Put Option Strike Price of Underlying (per gallon) [a]	Call Option Strike Price of Underlying (per gallon) [a]	Aggregate Notional (gallons) [b]	Fair Value	Aggregate Notional (gallons)	Fair Value
Fuel price derivative instruments – unleaded fuel						
Options settling January 2010 – September 2010	$ 2.860	$ 2.920	5,219	$ 7,000	—	$ —
Options settling October 2009 – June 2010	$ 2.430	$ 2.490	7,860	7,938	—	—
Options settling July 2009 – March 2010	$ 2.443	$ 2.503	7,688	8,463	—	—
Options settling April 2009 – December 2009	$ 2.040	$ 2.100	7,822	5,687	7,822	(2,050)
Options settling January 2009 – September 2009	$ 1.970	$ 2.030	7,674	5,512	7,674	(2,904)
Options settling October 2008 – June 2009	$ 1.850	$ 1.910	4,831	3,097	6,695	(3,226)
Options settling July 2008 – March 2009	$ 1.733	$ 1.793	2,581	1,637	9,670	(5,966)
Options settling April 2008 – December 2008	$ 1.754	$ 1.814	—	—	6,386	(4,250)
Options settling January 2008 – September 2008	$ 1.980	$ 2.040	—	—	7,738	(3,968)
Options settling January 2008 – June 2008	$ 1.950	$ 2.010	—	—	5,341	(2,988)
Options settling January 2008 – March 2008	$ 1.705	$ 1.777	—	—	3,100	(2,239)
Total fuel price derivative instruments – unleaded fuel			43,675	39,334	54,426	(27,591)
Fuel price derivative instruments – diesel						
Options settling January 2010 – September 2010	$ 4.040	$ 4.100	2,345	2,561	—	—
Options settling October 2009 – June 2010	$ 3.515	$ 3.575	3,531	2,311	—	—
Options settling July 2009 – March 2010	$ 3.500	$ 3.560	3,454	2,391	—	—
Options settling April 2009 – December 2009	$ 2.975	$ 3.035	3,514	987	3,514	(1,090)
Options settling January 2009 – September 2009	$ 2.870	$ 2.930	3,448	863	3,448	(1,507)
Options settling October 2008 – June 2009	$ 2.865	$ 2.925	2,170	611	3,008	(1,495)
Options settling July 2008 – March 2009	$ 2.753	$ 2.813	1,160	236	4,345	(2,747)
Options settling April 2008 – December 2008	$ 2.690	$ 2.750	—	—	2,869	(2,031)
Options settling January 2008 – September 2008	$ 2.800	$ 2.860	—	—	3,477	(2,100)
Options settling January 2008 – June 2008	$ 2.730	$ 2.790	—	—	2,399	(1,687)
Options settling January 2008 – March 2008	$ 2.490	$ 2.550	—	—	1,393	(1,350)
Total fuel price derivative instruments – diesel			19,622	9,960	24,453	(14,007)
Total fuel price derivative instruments			63,297	$ 49,294	78,879	$ (41,598)

[a] The settlement of the Options is based upon the New York Mercantile Exchange's New York Harbor Reformulated Gasoline Blendstock for Oxygen Blending and the U.S. Department of Energy's weekly retail on-highway diesel fuel price for the month.
[b] The Options settle on a monthly basis.

(in thousands, except per share data)

The following table summarizes the changes in fair value of the Options which have been recorded in net realized and unrealized losses on derivative instruments on the consolidated statements of income:

	Year ended December 31,		
	2008	2007	2006
Realized losses	**$ (35,686)**	$ (16,536)	$ (36,366)
Unrealized gains (losses)	**90,892**	(37,074)	32,186
Net realized and unrealized gains (losses) on derivative instruments	**$ 55,206**	$ (53,610)	$ (4,180)

Interest Rate Swaps

In July 2007, the Company entered into interest rate swap arrangements (the "July 2007 Swaps") with two counterparties, effective from July 23, 2007 through July 22, 2009. In addition, in August 2007, the Company entered into an interest rate swap arrangement (the "August 2007 Swap") with a third counterparty. The August 2007 Swap is effective from August 22, 2007 through August 24, 2009. Both the July 2007 Swaps and the August 2007 Swap were designated as cash flow hedges intended to reduce a portion of the variability of the future interest payments on the Company's variable rate credit agreement. The fair value of these instruments is recorded in other assets or accrued expenses, as appropriate.

The following table presents information about the Company's interest rate swap arrangements:

	December 31,					
	2008			2007		
	Weighted-Average Base Rate	**Aggregate Notional**	**Fair Value**	Weighted-Average Base Rate	Aggregate Notional	Fair Value
July 2007 Swaps	**5.20%**	**$ 80,000**	**$ (2,048)**	5.20%	$ 80,000	$ (1,786)
August 2007 Swap	**4.73%**	**25,000**	**(694)**	4.73%	25,000	(429)
Total		**$ 105,000**	**$ (2,742)**		$ 105,000	$ (2,215)

In April 2005, the Company entered into interest rate swap arrangements (the "2005 Swaps") with two counterparties. The 2005 Swaps were designated as cash flow hedges intended to reduce a portion of the variability of the future interest payments on the Company's variable rate debt instruments discussed in Note 11. The fair value of the 2005 Swaps was recorded in other assets. The 2005 Swaps expired on April 23, 2007.

The following table summarizes the changes in the fair value of the Company's interest rate swap arrangements:

	Year ended December 31,		
	2008	2007	2006
Realized (losses) gains [(a)]	**$ (2,240)**	$ 414	$ 1,175
Unrealized losses, net of tax impact of $(208) in 2008, $(960) in 2007 and $(208) in 2006 [(b)]	**$ (319)**	$ (1,651)	$ (514)

(a) Realized gains and losses on the Company's interest rate swap arrangements have been recorded in financing interest expense on the consolidated statement of income.

(b) Unrealized gains and losses on the Company's interest rate swap arrangements, net of the tax impact, have been recorded in accumulated other comprehensive income on the consolidated balance sheet. No ineffectiveness was reclassified into earnings during the years shown in the table.

(in thousands, except per share data)

11. Financing Debt

Revolving Credit Facility

On May 22, 2007, the Company entered into a revolving credit facility (the "2007 Revolver") with a lending syndicate. The 2007 Revolver initially provided for a five-year $350 million unsecured revolving line-of-credit. In connection with the 2007 Revolver, the Company paid loan origination fees of $998. These fees have been recorded as other assets on the consolidated balance sheet and are being amortized on a straight-line basis over the term of the 2007 Revolver. On May 29, 2008, the Company entered into an incremental amendment agreement (the "Incremental Amendment Agreement") of the 2007 Revolver to increase the aggregate unsecured revolving line-of-credit from $350,000 to $450,000. The Company incurred $1,556 in loan origination fees in conjunction with entering into the Incremental Amendment Agreement. These fees have been recorded as other assets on the consolidated balance sheet and are being amortized on a straight-line basis over the remaining term of the 2007 Revolver. All other provisions of the 2007 Revolver remain unchanged.

Amounts outstanding under the 2007 Revolver bear interest at a rate equal to (a) the British Bankers Association LIBOR plus a margin of 0.45 percent to 1.125 percent based on the Company's consolidated leverage ratio or (b) the higher of the Federal Funds Rate plus 0.50 percent or the prime rate announced by Bank of America, N.A., plus a margin of up to 0.125 percent based on the Company's consolidated leverage ratio. In addition, the Company has agreed to pay a quarterly commitment fee at a rate per annum ranging from 0.10 percent to 0.20 percent of the daily unused portion of the 2007 Revolver. The Company also has a letter of credit associated with the 2007 Revolver. The letter of credit reduces the amount available for borrowings and may collateralize certain of the Company's derivative instruments. The Company is assessed a fee on the liquidation value of the letter of credit. This fee was 0.575 percent at December 31, 2008, and 0.7 percent at December 31, 2007. The balance under the letter of credit was $1 at December 31, 2008. The balance of the letter of credit was $12,000 at December 31, 2007. Any outstanding loans under the 2007 Revolver mature on May 22, 2012, unless extended pursuant to the terms of the 2007 Revolver. As of December 31, 2008, the Company had approximately $279,000 available under this facility.

Proceeds from the 2007 Revolver were used to refinance the Company's indebtedness under an existing credit facility which consisted of a revolving line-of-credit facility (the "2005 Revolver") and a term loan (the "Term Loan"). All balances owed by the Company, which included $20,000 on the 2005 Revolver and $131,000 on the Term Loan have been paid and the Company's obligations have been satisfied. In 2007, the Company expensed $1,572 of unamortized loan origination fees in conjunction with the termination of the 2005 Revolver and the Term Loan. This charge has been recorded on the consolidated statement of income as loss on extinguishment of debt.

The following table presents information about the 2007 Revolver:

	December 31,	
	2008	2007
Outstanding balance on revolving line-of-credit with interest based on LIBOR	**$ 155,000**	$ 194,000
Outstanding balance on revolving line-of-credit with interest based on the prime rate	**15,600**	5,400
Total outstanding balance on revolving line-of-credit facility	**$ 170,600**	$ 199,400
Weighted average rate based on one-month LIBOR (including impact of interest rate swaps)	**3.78 %**	5.39 %
Rate based on the prime rate	**3.25 %**	7.25 %

On February 22, 2005, the Company entered into the 2005 Revolver which provided a total available line-of-credit of $130,000. Borrowings under the 2005 Revolver carried variable interest rates based on LIBOR and the prime rate. As discussed above, the 2005 Revolver was terminated on May 22, 2007.

(in thousands, except per share data)

Term Loan

Also on February 22, 2005, the Company entered into the Term Loan in which it borrowed $220,000, net of loan origination fees of $2,884. Loan origination fees related to the term loan were amortized using the effective interest rate method. The term loan bore a variable interest rate that was based on LIBOR. The rate in effect was 6.75 percent at December 31, 2006. As discussed above, on May 22, 2007, the Company extinguished the Term Loan with the proceeds of the 2007 Revolver.

Financing Interest

The following table presents the components of financing interest expense:

	Year ended December 31,		
	2008	2007	2006
2007 Revolver:			
Interest expense based on LIBOR	**$ 7,793**	$ 6,584	$ —
Interest expense based on the prime rate	**261**	340	—
Fees	**508**	162	—
Amortization of loan origination fees	**465**	144	—
	9,027	7,230	—
2005 Revolver:			
Interest expense based on LIBOR	—	746	2,607
Interest expense based on the prime rate	—	199	448
Fees	—	145	435
Amortization of loan origination fees	—	134	341
	—	1,224	3,831
Term Loan:			
Interest expense based on LIBOR	—	3,379	10,365
Amortization of loan origination fees	—	423	752
	—	3,802	11,117
Realized losses (gains) on interest rate swaps (Note 10)	**2,240**	(414)	(1,175)
Dividends on preferred stock (Note 13)	**474**	700	674
Other	**118**	135	—
Total financing interest expense	**$ 11,859**	$ 12,677	$ 14,447
Average interest rate (including impact of interest rate swaps):			
Based on LIBOR	**4.54%**	6.07%	6.01%
Based on prime	**5.01%**	8.09%	8.45%
Average debt balance at LIBOR	**$ 221,044**	$ 169,671	$ 196,319
Average debt balance at prime	**$ 5,210**	$ 6,660	$ 5,300

Debt Covenants

The 2007 Revolver contains various financial covenants requiring the Company to maintain certain financial ratios. In addition, the 2007 Revolver contains various customary restrictive covenants that limit the Company's ability to pay dividends, sell or transfer all or substantially all of its property or assets, incur more indebtedness or make guarantees, grant or incur liens on its assets, make investments, loans, advances or acquisitions, engage in mergers, consolidations, liquidations or dissolutions, enter into sales or leasebacks or change its accounting policies or reporting practices. FSC is not subject to certain of these restrictions.

(in thousands, except per share data)

12. Related Parties

During 2008, 2007 and 2006, the Company utilized legal services in the normal course of business from a law firm where the spouse of one of the Company's officers is a principal. Amounts paid to this law firm in connection with services provided were approximately $108 during 2008, $74 during 2007 and $48 during 2006.

13. Preferred Stock

There were 0.1 shares of Series A non-voting convertible, redeemable preferred stock issued and outstanding at December 31, 2008 and 2007, with a par value of $0.01 per share and a purchase price per share and liquidation value per share of $100,000. The discussion below highlights the features of the preferred stock. Given these features, the Company has treated the preferred stock as a liability under SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.* Accordingly, dividends are recorded as interest expense on the consolidated statements of income.

Voting rights. Except in the limited circumstances described below and to the extent required by the Delaware General Corporation Law, the Series A non-voting convertible, redeemable preferred stock has no voting power with respect to the election of directors or any other stockholder matters. Consent of the holders of at least 50 percent of the outstanding Series A non-voting convertible, redeemable preferred stock, voting as a separate class, is required to (i) increase the authorized number of shares of Series A non-voting convertible, redeemable preferred stock, or (ii) amend or repeal the Company's certificate of incorporation in a manner that adversely affects the rights, preferences or privileges granted to the Series A non-voting convertible, redeemable preferred stock.

Dividends. The holder of each share of Series A non-voting convertible, redeemable preferred stock is entitled to receive, out of funds legally available, cumulative cash dividends at a floating rate equal to the three-month LIBOR, plus 150 basis points, multiplied by $100,000 per share of the Series A non-voting convertible, redeemable preferred stock, per annum, payable on a quarterly basis commencing on June 15, 2005, in preference to any dividends paid on the Company's common stock. If the Company fails to pay these dividends for two quarterly periods, the dividend rate will increase by 50 basis points until all dividends in arrears have been paid. Dividends on the Series A non-voting convertible, redeemable preferred stock accrue whether or not the Company has earnings, whether or not the Company has funds legally available for the payment of such dividends and whether or not the Company declares such dividends. At December 31, 2008, the cash dividend rate was 3.37 percent, at December 31, 2007, this rate was 6.44 percent and at December 31, 2006, this rate was 6.87 percent. The Company recorded interest expense of $474 related to these dividends for the year ended December 31, 2008, $700 for the year ended December 31, 2007, and $674 for the year ended December 31, 2006. These dividends have been recorded as financing interest expense on the consolidated statements of income.

Liquidation preference. In the event of the Company's liquidation, dissolution or winding up, the holders of the Series A non-voting convertible, redeemable preferred stock are entitled to receive a liquidation preference of an amount per share of Series A non-voting convertible, redeemable preferred stock equal to the sum of (i) $100,000 per share of the Company's Series A non-voting convertible, redeemable preferred stock, plus (ii) accrued but unpaid dividends. The liquidation preference will be adjusted for combinations, consolidations, subdivisions or splits of the Company's Series A non-voting convertible, redeemable preferred stock. A merger, acquisition or sale of all or substantially all of the Company's and its subsidiaries' assets, in each case, in which the holders of the Company's common stock immediately prior to such transaction hold less than 50 percent of the voting power of the surviving or purchasing entity is treated as a liquidation of the Company for these purposes. After payment in full to creditors, if the Company's assets are insufficient to pay the liquidation preference to the holders of the Series A non-voting convertible, redeemable preferred stock, all of the Company's assets will be distributed ratably among the holders of Series A non-voting convertible, redeemable preferred stock, based upon the total liquidation preference due each holder. After payment of the liquidation preference to the holders of the Series A non-voting convertible, redeemable preferred stock, the Company's remaining assets will be distributed to the holders of the Company's common stock.

(in thousands, except per share data)

Conversion. Each share of Series A non-voting convertible, redeemable preferred stock may, in certain limited circumstances, at the option of the holder, be converted into a number of shares of common stock equal to the liquidation preference divided by the then applicable conversion price. In addition, in the event of certain mergers, acquisitions or sales of assets, each holder will have the right to receive a make-whole premium. The initial per share conversion price is $22.50 per share and is subject to anti-dilution adjustments. Conversion rights may only be exercised (i) after five years from the date of issuance of the Series A non-voting convertible, redeemable preferred stock and only if the Company indicates its intention to redeem or (ii) immediately prior to a merger, acquisition or sale of all or substantially all of the Company and its subsidiaries' assets.

Redemption rights. At any time after five years from the date of issuance of the Series A non-voting convertible, redeemable preferred stock, the Company may redeem, in whole or in part, the outstanding shares of Series A non-voting convertible, redeemable preferred stock for $100,000 per share in cash or shares of common stock equal to 101 percent of the liquidation preference on the redemption date. On the five and one-half year anniversary of the date of issuance of the Series A non-voting convertible, redeemable preferred stock and on each anniversary thereafter, each holder may require the Company to redeem their shares of Series A non-voting convertible, redeemable preferred stock for $100,000 per share in cash equal to the liquidation preference on the redemption date. At the Company's option, shares of the Company's common stock having the fair market value of the redemption price – see "*Liquidation preference*" above may be used to satisfy the redemption request. After 10 years from the date of issuance of the Series A non-voting convertible, redeemable preferred stock, all of the outstanding shares of Series A non-voting convertible, redeemable preferred stock must be redeemed for a price per share in cash equal to the liquidation preference on the redemption date.

14. Income Taxes

Income before income taxes consisted of the following:

	Year ended December 31,		
	2008	2007	2006
United States	**$ 196,329**	$ 163,133	$ 116,476
Foreign	**(564)**	4	—
	$ 195,765	$ 163,137	$ 116,476

Income tax expense (benefit) from continuing operations consisted of the following for the years ended December 31:

	United States	**State and Local**	**Foreign**	**Total**
2008				
Current	**$ 22,896**	**$ 3,245**	**$ 11**	**$ 26,152**
Deferred	**$ 47,302**	**$ (5,231)**	**$ (98)**	**$ 41,973**
2007				
Current	$ 15,076	$ 1,485	$ 1	$ 16,562
Deferred	$ 13,470	$ 81,528	$ —	$ 94,998
2006				
Current	$ 8,949	$ (2,213)	$ —	$ 6,736
Deferred	$ 31,738	$ 3,393	$ —	$ 35,131

(in thousands, except per share data)

The reconciliation between the income tax computed by applying the U.S. federal statutory rate and the reported effective tax rate on income from continuing operations is as follows:

	Year ended December 31,		
	2008	2007	2006
Federal statutory rate	**35.0 %**	35.0 %	35.0 %
State income taxes, net of federal income tax benefit	**1.9**	1.4	0.7
Revaluation of deferred tax assets, net	**(2.7)**	32.0	—
Dividend exclusion	**0.1**	0.1	0.2
Other	**0.5**	(0.1)	0.1
Effective tax rate	**34.8 %**	68.4 %	36.0 %

In 2008 and 2007, the Company reassessed the blended tax rates that are projected into the future. In 2008, the net future benefits increased which resulted in an increase to deferred tax assets and a decrease in the provision for income taxes in the amount of $8,881. In the fourth quarter of 2008, the Company established a valuation allowance of $158 against certain of its state net operating losses.

On June 7, 2007, the State of Maine enacted a law effective for tax years beginning on or after January 1, 2007, which changed the State's rules for apportioning income related to the performance of services. The new law effectively reduced taxable income or loss allocable to the State of Maine. This caused a reduction in the Company's blended state income tax rate. The effect of this lower state income tax rate on the temporary differences decreased the Company's deferred tax assets which resulted in a charge to the provision for income taxes for the twelve months ended December 31, 2007, of $80,879.

The tax effects of temporary differences in the recognition of income and expense for tax and financial reporting purposes that give rise to significant portions of the deferred tax assets and the deferred tax liabilities are presented below:

	December 31,	
	2008	2007
Deferred assets related to:		
Reserve for credit losses	**$ 6,927**	$ 3,513
Stock-based compensation, net	**2,880**	2,579
State net operating loss carry forwards, net of valuation allowance of $158 in 2008 and none in 2007	**883**	631
Derivatives	**—**	11,018
Unrealized losses on interest rate swaps and available-for-sale securities, net	**1,035**	824
Tax deductible intangibles, primarily goodwill, net	**260,367**	275,300
	272,092	293,865
Deferred tax liabilities related to:		
Other assets	**1,454**	112
Property, equipment and capitalized software	**8,564**	10,661
Derivatives	**22,117**	—
	32,135	10,773
Deferred income taxes, net	**$ 239,957**	$ 283,092

The deferred tax assets and deferred tax liabilities are included in deferred income taxes, net on the consolidated balance sheet.

(in thousands, except per share data)

The Company had approximately $289,920 of state and $385 of foreign net operating loss carry forwards at December 31, 2008, and $224,388 of state net operating loss carry forwards at December 31, 2007. There were no foreign net operating loss carry forwards at December 31, 2007. These expire at various times through 2028. Valuation allowances have been established for those state net operating losses that the Company believes it is more likely than not that they will not be utilized within the carry forward period.

Deferred income taxes have not been provided for the undistributed (deficit) earnings of the Company's foreign subsidiaries, which aggregated to approximately $(477) at December 31, 2008, and $3 at December 31, 2007. The Company plans to reinvest any earnings for future expansion in the respective foreign jurisdictions. A portion of the undistributed earnings will be subject to U.S. taxation upon repatriation as dividends to the U.S. parent. The amount of taxes attributable to these undistributed earnings is not practicably determinable.

The Company has recorded a reduction of $1,379 to deferred income taxes and a comparable decrease in additional paid-in capital in the 2008 financial statements to correct an improperly recorded basis difference at the time of the initial public offering. The Company determined that, due to the immateriality of the correction, revisions to the prior year financial statements are not necessary.

15. Tax Receivable Agreement

As a consequence of the Company's separation from Avis, the tax bases of the Company's tangible and intangible assets increased (the "Tax Basis Increase"). This Tax Basis Increase is expected to reduce the amount of tax that the Company may pay in the future to the extent the Company generates taxable income in sufficient amounts in the future. The Company is contractually obligated, pursuant to its tax receivable agreement with Avis, to remit to Avis 85 percent of any such cash savings, subject to repayment if it is determined that these savings should not have been available to the Company.

In both 2008 and 2007 there has been reassessment of the blended tax rates that are projected into the future. In 2008, the net future benefits increased, which increased the associated liability to Avis, resulting in a $9,014 charge to non-operating expense for the year ended December 31, 2008.

In 2007, the tax rate changes in Maine caused projections of future rates to decrease. Accordingly, the related contractual liability to Avis recorded in connection with the tax receivable agreement also decreased. This decrease resulted in non-operating income of $78,904 for the year ended December 31, 2007.

16. Employee Benefit Plans

The Company sponsors a 401(k) retirement and savings plan. The Company's employees who are at least 18 years of age, have worked at least 1,000 hours in the past year, and have completed one year of service are eligible to participate in this plan. The Company matches 100 percent of each employee's contributions up to a maximum of 6 percent of each employee's eligible compensation. All contributions vest immediately. Wright Express has the right to discontinue this plan at any time. Contributions to the plan are voluntary. The Company contributed $1,860 for the year ended December 31, 2008, $1,652 for the year ended December 31, 2007, and $1,476 for the year ended December 31, 2006.

The Company also sponsors a defined contribution plan for certain employees designated by the Company. Participants may elect to defer receipt of designated percentages or amounts of their compensation. The Company maintains a grantor's trust to hold the assets under the Company's defined contribution plan. The obligation related to the defined contribution plan totaled $1,401 at December 31, 2008, and $2,019 at December 31, 2007. These amounts are included in other liabilities on the consolidated balance sheet. The assets held in trust are designated as trading securities under SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, which required securities to be recorded at fair value with any changes recorded currently to earnings. The aggregate market value of the securities with the trust was $1,401 at December 31, 2008, and $2,019 at December 31, 2007. Such amounts are included in other assets on the consolidated balance sheet.

17. Fair Value

Effective January 1, 2008, the Company adopted SFAS No. 157. This standard establishes a consistent framework for measuring fair value and expands disclosure requirements about fair value measurements. SFAS No. 157, among other things, requires the Company to maximize the use of observable inputs when measuring fair value. The Company recorded no change to January 1, 2008, retained earnings as a result of adopting SFAS No. 157.

The Company holds mortgage-backed and other asset-backed securities, fixed income and equity securities, derivatives and certain other financial instruments which are carried at fair value. The Company determines fair value based upon quoted prices when available or through the use of alternative approaches, such as model pricing, when market quotes are not readily accessible or available. The Company carries certain of its liabilities at fair value, including its derivative liabilities. In determining the fair value of the Company's obligations, various factors are considered including: closing exchange or over-the-counter market price quotations; time value and volatility factors underlying options and derivatives; price activity for equivalent instruments; the Company's own-credit standing; and counterparty credit risk.

These valuation techniques may be based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. These two types of inputs create the following fair value hierarchy:

- Level 1 – Quoted prices for identical instruments in active markets.
- Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.
- Level 3 – Instruments whose significant value drivers are unobservable.

(in thousands, except per share data)

The following table presents the Company's assets and liabilities that are measured at fair value and the related hierarchy levels:

		Fair Value Measurements at Reporting Date Using		
	December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Mortgage-backed securities	**$ 4,237**	$ —	$ 4,237	$ —
Asset-backed securities	**3,874**	—	3,874	—
Municipal bonds	**392**	—	392	—
Equity securities	**4,030**	4,030	—	—
Total available-for-sale securities	**$ 12,533**	$ 4,030	$ 8,503	$ —
Executive deferred compensation plan trust [a]	**$ 1,401**	$ 1,401	$ —	$ —
Fuel price derivatives – diesel	**$ 9,960**	$ —	$ —	$ 9,960
Fuel price derivatives – unleaded fuel	**39,334**	—	39,334	—
Total fuel price derivatives	**$ 49,294**	$ —	$ 39,334	$ 9,960
Liabilities:				
July 2007 interest rate swap arrangements with a base rate of 5.20% and an aggregate notional amount of $80,000	**$ 2,048**	$ —	$ 2,048	$ —
August 2007 interest rate swap arrangement with a base rate of 4.73% and a notional amount of $25,000	**694**	—	694	—
Total interest rate swap arrangements [b]	**$ 2,742**	$ —	$ 2,742	$ —

(a) The fair value of these instruments is recorded in other assets.
(b) The fair value of these instruments is recorded in accrued expenses.

The following table presents a reconciliation of the beginning and ending balances for assets (liabilities) measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2008:

	Fuel Price Derivatives – Diesel
Beginning balance	**$ (14,037)**
Total gains or (losses) – realized/unrealized	
Included in earnings [a]	**23,997**
Included in other comprehensive income	**—**
Purchases, issuances and settlements	**—**
Transfers in/(out) of Level 3	**—**
Ending balance	**$ 9,960**

(a) Gains and losses (realized and unrealized) included in earnings for the year ended December 31, 2008, are reported in net realized and unrealized losses on fuel price derivatives on the consolidated statements of income.

(in thousands, except per share data)

Available-for-sale securities and executive deferred compensation plan trust

When available, the Company uses quoted market prices to determine the fair value of available-for-sale securities; such items are classified in Level 1 of the fair-value hierarchy. These securities primarily consist of exchange-traded equity securities.

For mortgage-backed and asset-backed debt securities and bonds, the Company generally uses quoted prices for recent trading activity of assets with similar characteristics to the debt security or bond being valued. The securities and bonds priced using such methods are generally classified as Level 2.

Fuel price derivatives and interest rate swap arrangements

The majority of derivatives entered into by the Company are executed over the counter and so are valued using internal valuation techniques as no quoted market prices exist for such instruments. The valuation technique and inputs depend on the type of derivative and the nature of the underlying instrument. The principal technique used to value these instruments is a comparison of the spot price of the underlying instrument to its related futures curve adjusted for the Company's assumptions of volatility and present value, where appropriate. The fair values of derivative contracts reflect the expected cash the Company will pay or receive upon settlement of the respective contracts.

The key inputs depend upon the type of derivative and the nature of the underlying instrument and include interest rate yield curves, the spot price of the underlying instrument, volatility, and correlation. The item is placed in either Level 2 or Level 3 depending on the observability of the significant inputs to the model. Correlation and items with longer tenures are generally less observable.

18. Commitments and Contingencies

Litigation

In addition, the Company is involved in pending litigation in the usual course of business. In the opinion of management, such litigation will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

Extension of Credit to Customers

The Company had commitments aggregating approximately $3,915,000 at December 31, 2008, and $2,924,000 at December 31, 2007, related to payment processing services, primarily related to commitments to extend credit to customers and customers of strategic relationships as part of established lending product agreements. Many of these are not expected to be used; therefore, total unused credit available to customers and customers of strategic relationships does not represent future cash requirements. The Company can increase or decrease its customers' credit lines at our discretion at any time. These amounts are not recorded on the consolidated balance sheet.

Operating Leases

The Company leases office space, equipment, and vehicles under non-cancelable operating leases that expire at various dates through 2019. Two of the Company's office space lease agreements were renewed during 2006 and another agreement was renewed in 2007. In addition, the Company rents office equipment under agreements that may be canceled at any time. Rental expense related to office space, equipment, and vehicle leases amounted to $3,569 for the year ended December 31, 2008, $3,231 for the year ended December 31, 2007, and $3,178 for the year ended December 31, 2006. These amounts were included in occupancy and equipment on the consolidated statements of income. The Company also leases information technology hardware and software under non-cancelable leases that expire at various dates through 2009. Along with these non-cancelable agreements, the Company leases information technology hardware and software under agreements that may be terminated by the Company at any time. Lease expense related to information technology hardware and software leases totaled $2,625 for the year ended December 31, 2008, $2,475 for the year ended December 31, 2007, and $2,422 for the year ended December 31, 2006. These amounts were included in technology leasing and support on the consolidated statements of income.

(in thousands, except per share data)

Future minimum lease payments under non-cancelable operating leases are as follows:

	Payment
2009	$ 3,921
2010	2,744
2011	2,507
2012	2,097
2013	1,751
Total	$ 13,020

19. Cash and Dividend Restrictions

Cash

Federal Reserve Board regulations may require reserve balances on certain deposits to be maintained with the Federal Reserve Bank. No such reserves were required at December 31, 2008 or 2007.

Dividends

FSC is chartered under the laws of the State of Utah and the FDIC insures its deposits. Under Utah law, FSC may only pay a dividend out of undivided profits after it has (i) provided for all expenses, losses, interest and taxes accrued or due from FSC and (ii) transferred to a surplus fund 10 percent of its net profits before dividends for the period covered by the dividend, until the surplus reaches 100 percent of its capital stock. For purposes of these Utah dividend limitations, the FSC's capital stock is $5,250 and its capital surplus exceeds 100 percent of capital stock.

Under FDIC regulations, FSC may not pay any dividend if, following the payment of the dividend, FSC would be "undercapitalized," as defined under the Federal Deposit Insurance Act and applicable regulations.

FSC complied with the aforementioned dividend restrictions for the years ended December 31, 2008, 2007, and 2006.

20. Stock-Based Compensation

The Company's 2005 Equity and Incentive Plan (the "Plan"), which is stockholder-approved, permits the grant of share options, stock appreciation rights, restricted stock, restricted stock units and other stock- or cash-based awards to non-employee directors, officers, employees, advisors or consultants for up to 3,200 shares of common stock. The Company believes that such awards increase efforts on behalf of the Company and promote the success of the Company's business. On December 31, 2008, the Company had four share-based compensation programs, which are described below. The compensation cost that has been charged against income for these programs totals $5,216 for 2008, $4,508 for 2007, and $4,389 for 2006. The total income tax benefit recognized in the income statement for share-based compensation arrangements was $1,815 for 2008, $3,081 for 2007, and $1,577 for 2006.

Restricted Stock Units

The Company awards restricted stock units ("RSUs") to non-employee directors and certain employees periodically under the Plan. An RSU is a right granted to receive stock at the end of a specified period. RSU awards generally vest evenly over a period of three or four years. The awards provide for accelerated vesting if there is a change of control (as defined in the Plan). The fair value of each RSU award is based on the closing market price of the Company's stock one business day prior to the grant date as reported by the New York Stock Exchange ("NYSE").

(in thousands, except per share data)

A summary of the status of the Company's RSUs as of December 31, 2008, and changes during the year then ended is presented below:

	Units	Weighted-Average Grant-Date Fair Value
Restricted Stock Units		
Balance at January 1, 2008	505	$ 24.86
Granted	66	$ 32.38
Vested – shares issued	(108)	$ 23.65
Vested – shares deferred [(a)]	(23)	$ 22.29
Forfeited	(22)	$ 28.09
Withheld for taxes [(b)]	(60)	$ 23.09
Balance at December 31, 2008	358	$ 26.87

(a) The Company issued fully vested and non-forfeitable restricted stock units to certain non-employee directors and certain employees that are payable in shares of the Company's common stock at a later date as specified by the award (deferred stock units or "DSUs").
(b) The Company has elected to pay cash equal to the minimum amount required to be withheld for income tax purposes instead of issuing the shares of common stock. The cash is remitted to the appropriate taxing authority and the shares are never issued.

As of December 31, 2008, there was $6,138 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted as RSUs. That cost is expected to be recognized over a weighted-average period of 1.2 years. The total fair value of shares vested was $5,117 during 2008, $7,931 during 2007, and $2,132 during 2006.

Deferred Stock Units

Under the Plan, the Company also grants DSUs to non-employee directors and certain employees. A DSU is a fully vested right to receive stock at a certain point in time in the future. DSUs do not require any future service or performance obligations to be met. DSUs may be granted immediately or may initially be granted as RSUs which become DSUs once a previously determined service obligation has been met. The fair value of each granted DSU award is based on the closing market price of the Company's stock on the grant date as reported by the NYSE.

A summary of the status of the Company's DSUs as of December 31, 2008, and changes during the year ended December 31, 2008, is presented below:

	Units	Weighted-Average Grant-Date Fair Value
Deferred Stock Units		
Balance at January 1, 2008	100	$ 22.15
Granted as DSUs	6	$ 23.36
Converted from RSUs	23	$ 22.29
Converted to common shares	(30)	$ 21.77
Withheld for taxes [(a)]	(19)	$ 21.66
Balance at December 31, 2008	80	$ 22.55

(a) The Company has elected to pay cash equal to the minimum amount required to be withheld for income tax purposes instead of issuing the shares of common stock. The cash is remitted to the appropriate taxing authority and the shares are never issued.

There is no unrecognized compensation cost related to awards granted as, or converted to, DSUs. The Company has determined that the award was earned when granted and is expensed at that time. The total fair value of shares vested was $242 during 2008, $195 during 2007, and $361 during 2006.

(in thousands, except per share data)

Performance Based Restricted Stock Units

The Company also awards performance based restricted stock units ("PBRSUs") to employees periodically under the Plan. A PBRSU is a right granted to receive stock at the end of a specified period. In a PBRSU, the number of shares earned varies based upon meeting certain company-wide performance goals, including revenue and earnings in excess of targets. PBRSU awards generally have performance goals tracking a one to four year period, depending on the nature of the performance goal. The fair value of each PBRSU award is based on the closing market price of the Company's stock one business day prior to the grant date as reported by the NYSE.

A summary of the status of certain of the Company's PBRSUs at threshold and target performance as of December 31, 2008, and changes during the year then ended is presented below:

	Units at Threshold	Units at Target	Weighted-Average Grant-Date Fair Value
Performance Based Restricted Stock Units			
Balance at January 1, 2008	51	103	
Granted	—	—	
Vested	—	—	
Forfeited	(6)	(12)	
Balance at December 31, 2008	45	91	$ 35.45

Management has determined that the performance conditions of this award are not probable of being met as of December 31, 2008. Accordingly, the Company has not recognized any compensation cost related to the PBRSU award above. The range of unrecognized compensation cost related to the award is from $1,825 at threshold, 50 percent below targeted performance, to $3,650 at target, 100 percent of targeted performance, as of December 31, 2008, depending whether certain performance conditions are met. No portion of this award had vested as of December 31, 2008.

In addition to the PBRSUs discussed above, the Company issued approximately 11 units through two separate awards with a value at targeted performance levels of $228 during 2008. The Company recognized $117 as compensation cost related to these awards in 2008. The range of unrecognized compensation cost related to these awards is from $0 at threshold, 50 percent below targeted performance, to $225 at maximum, 150 percent above targeted performance, as of December 31, 2008, depending whether certain performance conditions are met. No portion of these awards had vested as of December 31, 2008.

Stock Options

On February 22, 2005, the Company granted options to purchase the Company's common stock to certain employees as part of its IPO. Employee stock options granted by the Company had terms ranging from one to seven years, were fully vested, with exercise prices ranging from $5.72 to $14.98.

(in thousands, except per share data)

The activity of the stock option plan related to the Company's employees consisted of:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Stock Options				
Outstanding at January 1, 2008	117	$ 13.49		
Granted	—	$ —		
Exercised	(30)	$ 13.71		
Forfeited or expired	—	$ —		
Outstanding and exercisable at December 31, 2008	87	$ 13.42	2.9	$ (72)

No stock options were awarded by the Company during the years 2008, 2007 and 2006. The total intrinsic value of options exercised during the years ended December 31, 2008, 2007, and 2006 was $495, $4,974, and $2,435, respectively.

21. Segment Information

Operating segments are defined by SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information*, as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company's chief operating decision maker is its Chief Executive Officer. The operating segments are reviewed separately because each operating segment represents a strategic business unit that generally offers different products and serves different markets.

The Company's chief decision maker evaluates the operating results of the Company's reportable segments based upon revenues and "adjusted net income," which is defined by the Company as net income adjusted for fair value changes of derivative instruments, the amortization of acquired intangible assets and a non-cash asset impairment charge taken in the fourth quarter of 2008 for internal-use software under development. These adjustments are reflected net of the tax impact.

The Company operates in two reportable segments, Fleet and MasterCard. The Fleet segment provides customers with payment and transaction processing services specifically designed for the needs of vehicle fleet customers. This segment also provides information management services to these fleet customers. The MasterCard segment provides customers with a payment processing solution for their corporate purchasing and transaction monitoring needs. Revenue in this segment is derived from two product lines – corporate charge cards and single use accounts. The MasterCard products are used by businesses to facilitate purchases of products and utilize the Company's information management capabilities.

The accounting policies of the reportable segments are generally the same as those described in the summary of significant accounting policies.

Financing interest expense and net realized and unrealized losses on derivative instruments are not allocated to the MasterCard segment in the computation of segment results for internal evaluation purposes. Total assets are not allocated to the segments.

(in thousands, except per share data)

The following table presents the Company's reportable segment results for the years ended December 31, 2008, 2007 and 2006:

	Total Revenues	Operating Interest Expense	Depreciation and Amortization	Provision for Income Taxes	Adjusted Net Income
Year ended December 31, 2008					
Fleet	**$ 366,610**	**$ 32,148**	**$ 19,483**	**$ 34,900**	**$ 69,993**
MasterCard	**26,972**	**2,845**	**640**	**2,217**	**4,155**
Total	**$ 393,582**	**$ 34,993**	**$ 20,123**	**$ 37,117**	**$ 74,148**
Year ended December 31, 2007					
Fleet	$ 313,618	$ 31,490	$ 14,299	$ 123,240	$ 72,357
MasterCard	22,510	2,596	719	2,050	3,653
Total	$ 336,128	$ 34,086	$ 15,018	$ 125,290	$ 76,010
Year ended December 31, 2006					
Fleet	$ 271,901	$ 21,667	$ 10,796	$ 26,558	$ 52,332
MasterCard	19,346	1,748	192	1,944	3,456
Total	$ 291,247	$ 23,415	$ 10,988	$ 28,502	$ 55,788

The following table reconciles adjusted net income to net income:

	Year ended December 31,		
	2008	2007	2006
Adjusted net income	**$ 74,148**	$ 76,010	$ 55,788
Unrealized gains (losses) on derivative instruments	**90,892**	(37,074)	32,186
Amortization of acquired intangible assets	**(4,854)**	(1,089)	—
Asset impairment charge	**(1,538)**	—	—
Tax impact	**(31,008)**	13,730	(13,365)
Net income	**$ 127,640**	$ 51,577	$ 74,609

Geographic Data

	Year ended December 31,		
	2008	2007	2006
Total revenues:			
United States	**$ 393,137**	$ 336,123	$ 291,247
International	**445**	5	—
Total revenues	**$ 393,582**	$ 336,128	$ 291,247

(in thousands, except per share data)

22. Quarterly Financial Results (Unaudited)

Summarized quarterly results for the two years ended December 31, 2008 and 2007, are as follows:

	Three months ended			
	March 31	June 30	September 30	December 31
2008				
Total revenues	**$ 92,946**	**$ 111,238**	**$ 108,531**	**$ 80,867**
Operating income	**$ 37,068**	**$ 50,948**	**$ 54,402**	**$ 19,014**
Net income (loss)	**$ 14,528**	**$ (24,383)**	**$ 72,344**	**$ 65,151**
Earnings (loss) per share:				
Basic	**$ 0.37**	**$ (0.63)**	**$ 1.86**	**$ 1.69**
Diluted	**$ 0.36**	**$ (0.63)**	**$ 1.82**	**$ 1.66**
2007				
Total revenues	$ 71,822	$ 85,973	$ 87,652	$ 90,681
Operating income	$ 26,903	$ 42,647	$ 43,002	$ 39,540
Net income	$ 8,337	$ 16,354	$ 22,263	$ 4,623
Earnings per share:				
Basic	$ 0.21	$ 0.41	$ 0.56	$ 0.12
Diluted	$ 0.20	$ 0.40	$ 0.55	$ 0.11

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The principal executive officer and principal financial officer of Wright Express Corporation evaluated the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this report. "Disclosure controls and procedures" are controls and other procedures of a company that are designed to ensure that information required to be disclosed by the company in the reports that it files or submits under the Securities Exchange Act of 1934, within the time periods specified in the SEC's rules and forms, is recorded, processed, summarized and reported, and is accumulated and communicated to the company's management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure. Based on their evaluation, the principal executive officer and principal financial officer of Wright Express Corporation concluded that the Company's disclosure controls and procedures were effective as of December 31, 2008.

Management's Annual Report on Internal Control Over Financial Reporting

Wright Express' management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Under the supervision and with the participation of management, including the principal executive officer and principal financial officer, an evaluation was conducted of the effectiveness of the internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by The Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control – Integrated Framework, management concluded that Wright Express' internal control over financial reporting was effective as of December 31, 2008.

The effectiveness of our internal control over financial reporting as of December 31, 2008, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the fiscal quarter ended December 31, 2008, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

See the information in the Company's proxy statement for the 2009 Annual Meeting of Stockholders captioned "Members of the Board of Directors," "Non-Director Members of the Executive Management Team," "Section 16(a) Beneficial Ownership Reporting Compliance," "Director Nominations," "Communications with the Board of Directors," "Board and Committee Meetings" and "Corporate Governance Information," which information is incorporated herein by reference.

Website Availability of Corporate Governance and Other Documents

The following documents are available on the Corporate Governance page of the investor relations section of the Company's website, www.wrightexpress.com: (1) the Code of Business Conduct and Ethics for Directors, (2) the Code of Ethics for Chief Executive and Senior Financial Officers, (3) the Company's Corporate Governance Guidelines and (4) key Board Committee charters, including charters for the Audit, Corporate Governance and Compensation Committees. Stockholders also may obtain printed copies of these documents by submitting a written request to Investor Relations, Wright Express, 97 Darling Avenue, South Portland, Maine 04106. The Company intends to post on its website, www.wrightexpress.com, all disclosures that are required by law or New York Stock Exchange listing standards concerning any amendments to, or waivers from, the provisions of the documents referenced in (1) and (2) above.

ITEM 11. EXECUTIVE COMPENSATION

See the information in the Company's proxy statement for the 2009 Annual Meeting of Stockholders captioned "Executive Compensation" and the related subsections, "Director Compensation" and "Compensation Committee Interlocks and Insider Participation," which information is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

See the information in the Company's proxy statement for the 2009 Annual Meeting of Stockholders captioned "Securities Authorized for Issuance Under Equity Compensation Plans" and "Principal Stockholders" and the related subsections, which information is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

See the information in the Company's proxy statement for the 2009 Annual Meeting of Stockholders captioned "Director Independence" and "Certain Relationships and Related Transactions," which information is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

See the section of the Company's proxy statement for the 2009 Annual Meeting of Stockholders captioned "Auditor Selection and Fees," which information is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The following documents are filed as part of this report:

1. Financial Statements (see Index to Financial Statements on page 35).

	Exhibit No.	Description
	3.1	Certificate of Incorporation (incorporated by reference to Exhibit No. 3.1 to our Current Report on Form 8-K filed with the SEC on March 1, 2005, File No. 001-32426).
	3.2	Amended and Restated By-Laws (incorporated by reference to Exhibit No. 3.1 to our Current Report on Form 8-K filed with the SEC on November 20, 2008, File No. 001-32426).
	4.1	Rights Agreement, dated as of February 16, 2005, by and between Wright Express Corporation and Wachovia Bank, National Association (incorporated by reference to Exhibit No. 4.1 to our Current Report on Form 8-K filed with the SEC on March 1, 2005, File No. 001-32426).
	10.1	Tax Receivable Agreement, dated as of February 22, 2005, by and between Cendant Corporation and Wright Express Corporation (incorporated by reference to Exhibit No. 10.3 to our Current Report on Form 8-K filed with the SEC on March 1, 2005, File No. 001-32426).
	10.2	Credit Agreement, dated as of May 22, 2007, by and among Wright Express Corporation, Bank of America, N.A., as administrative agent, swing line lender and L/C issuer, Banc of America Securities LLC and SunTrust Robinson Humphrey, a division of SunTrust Capital Markets, Inc., as joint lead arrangers and joint book managers, SunTrust Bank, Inc., as syndication agent, BMO Capital Markets, KeyBank National Association, and TD Banknorth, N.A., as co-documentation agents, and the other lenders party thereto (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K filed with the SEC on May 29, 2007, File No. 001-32426).
	10.3	Guaranty, dated as of May 22, 2007, by and among Wright Express Corporation, the subsidiary guarantors party thereto, and Bank of America, N.A., as administrative agent for the lenders party to the Credit Agreement (incorporated by reference to Exhibit No. 10.2 to our Current Report on Form 8-K filed with the SEC on May 29, 2007, File No. 001-32426).
	10.4	Incremental Amendment Agreement among Wright Express Corporation; Bank of America, N.A., as administrative agent, swing line lender and letter of credit issuer; Banc of America Securities LLC; SunTrust Robinson Humphrey, a division of SunTrust Capital Markets, Inc., as joint lead arrangers and joint book managers; SunTrust Bank, Inc., as syndication agent; and with other lenders (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K filed with the SEC on May 29, 2008, File No. 001-32426).
†	10.5	Amended and Restated Wright Express Corporation 2005 Equity and Incentive Plan (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K filed with the SEC on January 7, 2009, File No. 001-32426).
†	10.6	Wright Express Corporation Employee Stock Purchase Plan (incorporated by reference to Exhibit No. 10.7 to our Registration Statement on Form S-1 filed with the SEC on February 10, 2005, File No. 333-120679).
†	10.7	Wright Express Corporation Amended and Restated Non-Employee Directors Deferred Compensation Plan (incorporated by reference to Exhibit No. 10.2 to our Current Report on Form 8-K filed with the SEC on January 7, 2009, File No. 001-32426).
†	10.8	Amended and Restated Wright Express Corporation Executive Deferred Compensation Plan (incorporated by reference to Exhibit No. 10.3 to our Current Report on Form 8-K filed with the SEC on January 7, 2009, File No. 001-32426).
†	10.9	Wright Express Corporation Amended and Restated Short Term Incentive Program (incorporated by reference to Exhibit No. 10.4 to our Quarterly Report on Form 10-Q filed with the SEC on May 8, 2008, File No. 001-324426).**
†	10.10	Wright Express Corporation Long Term Incentive Program (incorporated by reference to Exhibit No. 10.5 to our Quarterly Report on Form 10-Q filed with the SEC on May 8, 2008, File No. 001-32426).**
†	10.11	Amended and Restated Wright Express Corporation Severance Pay Plan for Officers (incorporated by reference to Exhibit No. 10.4 to our Current Report on Form 8-K filed with the SEC on January 7, 2009, File No. 001-32426).
†	10.12	Employment Agreement with Michael E. Dubyak (incorporated by reference to Exhibit No. 10.5 to our Current Report on Form 8-K filed with the SEC on January 7, 2009, File No. 001-32426).

†	10.13	Form of Employment Agreement for David Maxsimic and Melissa Smith (incorporated by reference to Exhibit No. 10.6 to our Current Report on Form 8-K filed with the SEC on January 7, 2009, File No. 001-32426).
†	10.14	Form of Employment Agreement for Robert Cornett, Hilary Rapkin and Jamie Morin (incorporated by reference to Exhibit No. 10.7 to our Current Report on Form 8-K filed with the SEC on January 7, 2009, File No. 001-32426).
†	10.15	Form of Long Term Incentive Program Award Agreement (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K filed with the SEC on April 6, 2006, File No. 001-32426).
†	10.16	Form of Non-Employee Director Long Term Incentive Program Award Agreement (for grants received prior to December 31, 2006) (incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q filed with the SEC on August 5, 2008, File No. 001-32426).
†	10.17	Form of Non-Employee Director Long Term Incentive Program Award Agreement (for grants received subsequent to December 31, 2006) (incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q filed with the SEC on August 5, 2008, File No. 001-32426).
	10.18	ISDA Master Agreement and Schedule between CITIBANK, National Association and Wright Express Corporation, dated as of April 20, 2005 (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K filed with the SEC on April 27, 2005, File No. 001-32426).
	10.19	Confirmation of transaction between CITIBANK, National Association and Wright Express Corporation, dated April 21, 2005 (incorporated by reference to Exhibit No. 10.2 to our Current Report on Form 8-K filed with the SEC on April 27, 2005, File No. 001-32426).
	10.20	ISDA Master Agreement between Fleet National Bank and Wright Express Corporation, dated as of April 20, 2005 (incorporated by reference to Exhibit No. 10.3 to our Current Report on Form 8-K filed with the SEC on April 27, 2005, File No. 001-32426).
	10.21	ISDA Schedule to the Master Agreement between Fleet National Bank and Wright Express Corporation, dated as of April 20, 2005 (incorporated by reference to Exhibit No. 10.4 to our Current Report on Form 8-K filed with the SEC on April 27, 2005, File No. 001-32426).
	10.22	Confirmation of transaction between Fleet National Bank and Wright Express Corporation, dated April 21, 2005 (incorporated by reference to Exhibit No. 10.5 to our Current Report on Form 8-K filed with the SEC on April 27, 2005, File No. 001-32426).
	10.23	Form of confirmation evidencing purchases of Nymex Unleaded Regular Gasoline put options and call options by Wright Express Corporation from J. Aron & Company (incorporated by reference to Exhibit 10.18 to our Quarterly Report on Form 10-Q filed with the SEC on October 28, 2005, File No. 001-32426).
	10.24	Form of confirmation evidencing purchases of Nymex Diesel put options and call options by Wright Express Corporation from J. Aron & Company (incorporated by reference to Exhibit 10.18 to our Quarterly Report on Form 10-Q filed with the SEC on October 28, 2005, File No. 001-32426).
	10.25	ISDA Credit Support Annex to the Schedule Master Agreement between Bank of America, N.A. (successor to Fleet National Bank) and Wright Express Corporation, dated as of August 28, 2006 (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q filed with the SEC on November 20, 2006, File No. 001-32426).
	10.26	Amendment to the ISDA Master Agreement between Bank of America, N.A. (successor to Fleet National Bank) and Wright Express Corporation, dated as of August 28, 2006 (incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q filed with the SEC on November 20, 2006, File No. 001-32426).
	10.27	Form of confirmation evidencing purchases and sales of Diesel put options and call options by Wright Express Corporation from Bank of America, N.A. (incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q filed with the SEC on August 7, 2007, File No. 001-32426).
	10.28	Form of confirmation evidencing purchases and sales of Nymex Unleaded Regular Gasoline put options and call options by Wright Express Corporation from Bank of America, N.A. (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q filed with the SEC on August 7, 2007, File No. 001-32426).
	10.29	ISDA Master Agreement and Schedule between Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch and Wright Express Corporation, dated as of June 14, 2007 (incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q filed with the SEC on November 7, 2007, File No. 001-32426).

	10.30	Confirmation of transaction between Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch and Wright Express Corporation, dated as of July 18, 2007 (incorporated by reference to Exhibit 10.4 to our Quarterly Report on Form 10-Q filed with the SEC on November 7, 2007, File No. 001-32426).
	10.31	ISDA Master Agreement and Schedule between SunTrust Bank and Wright Express Corporation, dated as of April 5, 2005 (incorporated by reference to Exhibit 10.5 to our Quarterly Report on Form 10-Q filed with the SEC on November 7, 2007, File No. 001-32426).
	10.32	Confirmation of transaction between SunTrust Bank and Wright Express Corporation, dated as of July 18, 2007 (incorporated by reference to Exhibit 10.6 to our Quarterly Report on Form 10-Q filed with the SEC on November 7, 2007, File No. 001-32426).
	10.33	ISDA Master Agreement and Schedule between KeyBank National Association and Wright Express Corporation, dated as of June 15, 2007 (incorporated by reference to Exhibit 10.7 to our Quarterly Report on Form 10-Q filed with the SEC on November 7, 2007, File No. 001-32426).
	10.34	Confirmation of transaction between KeyBank National Association and Wright Express Corporation, dated as of August 22, 2007 (incorporated by reference to Exhibit 10.8 to our Quarterly Report on Form 10-Q filed with the SEC on November 7, 2007, File No. 001-32426).
	10.35	ISDA Master Agreement and Schedule between Wachovia Bank, National Association and Wright Express Corporation, dated as of July 18, 2007 (incorporated by reference to Exhibit No. 10.1 to our Quarterly Report on Form 10-Q filed with the SEC on May 8, 2008, File No. 001-32426).
	10.36	Form of confirmation evidencing purchases of Nymex Unleaded Regular Gasoline put options and call options by Wright Express Corporation from Wachovia Bank, National Association (incorporated by reference to Exhibit No. 10.2 to our Quarterly Report on Form 10-Q filed with the SEC on May 8, 2008, File No. 001-32426).
*	21.1	Subsidiaries of the registrant.
*	23.1	Consent of Independent Registered Accounting Firm – Deloitte & Touche LLP.
*	31.1	Certification of Chief Executive Officer of Wright Express Corporation pursuant to Rule 13a-14(a) promulgated under the Securities Exchange Act of 1934, as amended.
*	31.2	Certification of Chief Financial Officer of Wright Express Corporation pursuant to Rule 13a-14(a) promulgated under the Securities Exchange Act of 1934, as amended.
*	32.1	Certification of Chief Executive Officer of Wright Express Corporation pursuant to Rule 13a-14(b) promulgated under the Securities Exchange Act of 1934, as amended, and Section 1350 of Chapter 63 of Title 18 of the United States Code.
*	32.2	Certification of Chief Financial Officer of Wright Express Corporation pursuant to Rule 13a-14(b) promulgated under the Securities Exchange Act of 1934, as amended, and Section 1350 of Chapter 63 of Title 18 of the United States Code.

* Filed with this report.

** Portions of exhibit have been omitted pursuant to a request for confidential treatment, which has been granted.

† Denotes a management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 15(b) of this Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WRIGHT EXPRESS CORPORATION

February 26, 2009

By: /s/ Melissa D. Smith

Melissa D. Smith

CFO and Executive Vice President, Finance and Operations

(principal financial and accounting officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

February 26, 2009	/s/ Michael E. Dubyak Michael E. Dubyak *President, Chief Executive Officer and Chairman of the Board of Directors (principal executive officer)*
February 26, 2009	/s/ Rowland T. Moriarty Rowland T. Moriarty *Lead Director*
February 26, 2009	/s/ Shikhar Ghosh Shikhar Ghosh *Director*
February 26, 2009	/s/ Ronald T. Maheu Ronald T. Maheu *Director*
February 26, 2009	/s/ George L. McTavish George L. McTavish *Director*
February 26, 2009	/s/ Kirk Pond Kirk Pond *Director*
February 26, 2009	/s/ Regina O. Sommer Regina O. Sommer *Director*
February 26, 2009	/s/ Jack A. VanWoerkom Jack A. VanWoerkom *Director*

EXHIBIT INDEX

	Exhibit No.	Description
	3.1	Certificate of Incorporation (incorporated by reference to Exhibit No. 3.1 to our Current Report on Form 8-K filed with the SEC on March 1, 2005, File No. 001-32426).
	3.2	Amended and Restated By-Laws (incorporated by reference to Exhibit No. 3.1 to our Current Report on Form 8-K filed with the SEC on November 20, 2008, File No. 001-32426).
	4.1	Rights Agreement, dated as of February 16, 2005, by and between Wright Express Corporation and Wachovia Bank, National Association (incorporated by reference to Exhibit No. 4.1 to our Current Report on Form 8-K filed with the SEC on March 1, 2005, File No. 001-32426).
	10.1	Tax Receivable Agreement, dated as of February 22, 2005, by and between Cendant Corporation and Wright Express Corporation (incorporated by reference to Exhibit No. 10.3 to our Current Report on Form 8-K filed with the SEC on March 1, 2005, File No. 001-32426).
	10.2	Credit Agreement, dated as of May 22, 2007, by and among Wright Express Corporation, Bank of America, N.A., as administrative agent, swing line lender and L/C issuer, Banc of America Securities LLC and SunTrust Robinson Humphrey, a division of SunTrust Capital Markets, Inc., as joint lead arrangers and joint book managers, SunTrust Bank, Inc., as syndication agent, BMO Capital Markets, KeyBank National Association, and TD Banknorth, N.A., as co-documentation agents, and the other lenders party thereto (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K filed with the SEC on May 29, 2007, File No. 001-32426).
	10.3	Guaranty, dated as of May 22, 2007, by and among Wright Express Corporation, the subsidiary guarantors party thereto, and Bank of America, N.A., as administrative agent for the lenders party to the Credit Agreement (incorporated by reference to Exhibit No. 10.2 to our Current Report on Form 8-K filed with the SEC on May 29, 2007, File No. 001-32426).
	10.4	Incremental Amendment Agreement among Wright Express Corporation; Bank of America, N.A., as administrative agent, swing line lender and letter of credit issuer; Banc of America Securities LLC; SunTrust Robinson Humphrey, a division of SunTrust Capital Markets, Inc., as joint lead arrangers and joint book managers; SunTrust Bank, Inc., as syndication agent; and with other lenders (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K filed with the SEC on May 29, 2008, File No. 001-32426).
†	10.5	Amended and Restated Wright Express Corporation 2005 Equity and Incentive Plan (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K filed with the SEC on January 7, 2009, File No. 001-32426).
†	10.6	Wright Express Corporation Employee Stock Purchase Plan (incorporated by reference to Exhibit No. 10.7 to our Registration Statement on Form S-1 filed with the SEC on February 10, 2005, File No. 333-120679).
†	10.7	Wright Express Corporation Amended and Restated Non-Employee Directors Deferred Compensation Plan (incorporated by reference to Exhibit No. 10.2 to our Current Report on Form 8-K filed with the SEC on January 7, 2009, File No. 001-32426).
†	10.8	Amended and Restated Wright Express Corporation Executive Deferred Compensation Plan (incorporated by reference to Exhibit No. 10.3 to our Current Report on Form 8-K filed with the SEC on January 7, 2009, File No. 001-32426).
†	10.9	Wright Express Corporation Amended and Restated Short Term Incentive Program (incorporated by reference to Exhibit No. 10.4 to our Quarterly Report on Form 10-Q filed with the SEC on May 8, 2008, File No. 001-324426).**
†	10.10	Wright Express Corporation Long Term Incentive Program (incorporated by reference to Exhibit No. 10.5 to our Quarterly Report on Form 10-Q filed with the SEC on May 8, 2008, File No. 001-32426).**
†	10.11	Amended and Restated Wright Express Corporation Severance Pay Plan for Officers (incorporated by reference to Exhibit No. 10.4 to our Current Report on Form 8-K filed with the SEC on January 7, 2009, File No. 001-32426).
†	10.12	Employment Agreement with Michael E. Dubyak (incorporated by reference to Exhibit No. 10.5 to our Current Report on Form 8-K filed with the SEC on January 7, 2009, File No. 001-32426).

†	10.13	Form of Employment Agreement for David Maxsimic and Melissa Smith (incorporated by reference to Exhibit No. 10.6 to our Current Report on Form 8-K filed with the SEC on January 7, 2009, File No. 001-32426).
†	10.14	Form of Employment Agreement for Robert Cornett, Hilary Rapkin and Jamie Morin (incorporated by reference to Exhibit No. 10.7 to our Current Report on Form 8-K filed with the SEC on January 7, 2009, File No. 001-32426).
†	10.15	Form of Long Term Incentive Program Award Agreement (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K filed with the SEC on April 6, 2006, File No. 001-32426).
†	10.16	Form of Non-Employee Director Long Term Incentive Program Award Agreement (for grants received prior to December 31, 2006) (incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q filed with the SEC on August 5, 2008, File No. 001-32426).
†	10.17	Form of Non-Employee Director Long Term Incentive Program Award Agreement (for grants received subsequent to December 31, 2006) (incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q filed with the SEC on August 5, 2008, File No. 001-32426).
	10.18	ISDA Master Agreement and Schedule between CITIBANK, National Association and Wright Express Corporation, dated as of April 20, 2005 (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K filed with the SEC on April 27, 2005, File No. 001-32426).
	10.19	Confirmation of transaction between CITIBANK, National Association and Wright Express Corporation, dated April 21, 2005 (incorporated by reference to Exhibit No. 10.2 to our Current Report on Form 8-K filed with the SEC on April 27, 2005, File No. 001-32426).
	10.20	ISDA Master Agreement between Fleet National Bank and Wright Express Corporation, dated as of April 20, 2005 (incorporated by reference to Exhibit No. 10.3 to our Current Report on Form 8-K filed with the SEC on April 27, 2005, File No. 001-32426).
	10.21	ISDA Schedule to the Master Agreement between Fleet National Bank and Wright Express Corporation, dated as of April 20, 2005 (incorporated by reference to Exhibit No. 10.4 to our Current Report on Form 8-K filed with the SEC on April 27, 2005, File No. 001-32426).
	10.22	Confirmation of transaction between Fleet National Bank and Wright Express Corporation, dated April 21, 2005 (incorporated by reference to Exhibit No. 10.5 to our Current Report on Form 8-K filed with the SEC on April 27, 2005, File No. 001-32426).
	10.23	Form of confirmation evidencing purchases of Nymex Unleaded Regular Gasoline put options and call options by Wright Express Corporation from J. Aron & Company (incorporated by reference to Exhibit 10.18 to our Quarterly Report on Form 10-Q filed with the SEC on October 28, 2005, File No. 001-32426).
	10.24	Form of confirmation evidencing purchases of Nymex Diesel put options and call options by Wright Express Corporation from J. Aron & Company (incorporated by reference to Exhibit 10.18 to our Quarterly Report on Form 10-Q filed with the SEC on October 28, 2005, File No. 001-32426).
	10.25	ISDA Credit Support Annex to the Schedule Master Agreement between Bank of America, N.A. (successor to Fleet National Bank) and Wright Express Corporation, dated as of August 28, 2006 (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q filed with the SEC on November 20, 2006, File No. 001-32426).
	10.26	Amendment to the ISDA Master Agreement between Bank of America, N.A. (successor to Fleet National Bank) and Wright Express Corporation, dated as of August 28, 2006 (incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q filed with the SEC on November 20, 2006, File No. 001-32426).
	10.27	Form of confirmation evidencing purchases and sales of Diesel put options and call options by Wright Express Corporation from Bank of America, N.A. (incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q filed with the SEC on August 7, 2007, File No. 001-32426).
	10.28	Form of confirmation evidencing purchases and sales of Nymex Unleaded Regular Gasoline put options and call options by Wright Express Corporation from Bank of America, N.A. (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q filed with the SEC on August 7, 2007, File No. 001-32426).
	10.29	ISDA Master Agreement and Schedule between Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch and Wright Express Corporation, dated as of June 14, 2007 (incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q filed with the SEC on November 7, 2007, File No. 001-32426).

	10.30	Confirmation of transaction between Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch and Wright Express Corporation, dated as of July 18, 2007 (incorporated by reference to Exhibit 10.4 to our Quarterly Report on Form 10-Q filed with the SEC on November 7, 2007, File No. 001-32426).
	10.31	ISDA Master Agreement and Schedule between SunTrust Bank and Wright Express Corporation, dated as of April 5, 2005 (incorporated by reference to Exhibit 10.5 to our Quarterly Report on Form 10-Q filed with the SEC on November 7, 2007, File No. 001-32426).
	10.32	Confirmation of transaction between SunTrust Bank and Wright Express Corporation, dated as of July 18, 2007 (incorporated by reference to Exhibit 10.6 to our Quarterly Report on Form 10-Q filed with the SEC on November 7, 2007, File No. 001-32426).
	10.33	ISDA Master Agreement and Schedule between KeyBank National Association and Wright Express Corporation, dated as of June 15, 2007 (incorporated by reference to Exhibit 10.7 to our Quarterly Report on Form 10-Q filed with the SEC on November 7, 2007, File No. 001-32426).
	10.34	Confirmation of transaction between KeyBank National Association and Wright Express Corporation, dated as of August 22, 2007 (incorporated by reference to Exhibit 10.8 to our Quarterly Report on Form 10-Q filed with the SEC on November 7, 2007, File No. 001-32426).
	10.35	ISDA Master Agreement and Schedule between Wachovia Bank, National Association and Wright Express Corporation, dated as of July 18, 2007 (incorporated by reference to Exhibit No. 10.1 to our Quarterly Report on Form 10-Q filed with the SEC on May 8, 2008, File No. 001-32426).
	10.36	Form of confirmation evidencing purchases of Nymex Unleaded Regular Gasoline put options and call options by Wright Express Corporation from Wachovia Bank, National Association (incorporated by reference to Exhibit No. 10.2 to our Quarterly Report on Form 10-Q filed with the SEC on May 8, 2008, File No. 001-32426).
*	21.1	Subsidiaries of the registrant.
*	23.1	Consent of Independent Registered Accounting Firm – Deloitte & Touche LLP.
*	31.1	Certification of Chief Executive Officer of Wright Express Corporation pursuant to Rule 13a-14(a) promulgated under the Securities Exchange Act of 1934, as amended.
*	31.2	Certification of Chief Financial Officer of Wright Express Corporation pursuant to Rule 13a-14(a) promulgated under the Securities Exchange Act of 1934, as amended.
*	32.1	Certification of Chief Executive Officer of Wright Express Corporation pursuant to Rule 13a-14(b) promulgated under the Securities Exchange Act of 1934, as amended, and Section 1350 of Chapter 63 of Title 18 of the United States Code.
*	32.2	Certification of Chief Financial Officer of Wright Express Corporation pursuant to Rule 13a-14(b) promulgated under the Securities Exchange Act of 1934, as amended, and Section 1350 of Chapter 63 of Title 18 of the United States Code.

* Filed with this report.

** Portions of exhibit have been omitted pursuant to a request for confidential treatment, which has been granted.

† Denotes a management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 15(b) of this Form 10-K.

Corporate Headquarters
Wright Express Corporation
97 Darling Avenue
South Portland, ME 04106
Phone: 207-773-8171
Toll Free: 800-761-7181
Email: newsroom@wrightexpress.com
URL: www.wrightexpress.com

Directors
Michael E. Dubyak
Chairman, President and Chief Executive Officer
of Wright Express Corporation

Rowland T. Moriarty
President and Chief Executive Officer
of Cubex Corporation

Shikhar Ghosh
The Harvard Business School

Ronald T. Maheu
Financial and Business Consultant

Larry McTavish
Chief Executive Officer and Chairman
of Source Medical Corporation

Kirk Pond
Former Chairman, President and CEO
of Fairchild Semiconductor International, Inc.

Regina O. Sommer
Financial and Business Consultant

Jack A. VanWoerkom
Executive Vice President, General Counsel
and Corporate Secretary of The Home Depot, Inc.

Executive Officers
Michael E. Dubyak
Chairman, President and Chief Executive Officer

Melissa D. Smith
Chief Financial Officer and Executive Vice President,
Finance and Operations

David D. Maxsimic
Executive Vice President, Sales and Marketing

Jamie Morin
Senior Vice President, Client Services Organization

George Hogan
Senior Vice President and Chief Information Officer

Robert C. Cornett
Senior Vice President, Human Resources

Hilary A. Rapkin
Senior Vice President, General Counsel
and Corporate Secretary

Richard K. Stecklair
Senior Vice President, Corporate Payment Solutions

Transfer Agent
American Stock Transfer & Trust Company
59 Maiden Lane, Plaza Level
New York, NY 10038
866-668-6550

Independent Registered Public Accounting Firm
Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
617-437-2000

Attorneys
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, MA 02109
617-526-6000

Stockholders' Meeting
Date: May 15, 2009
Time: 8:00 a.m.
Location: Wright Express Long Creek Campus
225 Gorham Road
South Portland, Maine 04106
Phone: 207-773-8171
Toll Free: 800-761-7181

Ticker Symbol:
NYSE WXS

Investor Relations
Steve Elder
Vice President, Corporate Finance
866-230-1633
Email: steve_elder@wrightexpress.com

Form 10-K
A copy of the Company's Form 10-K, filed with the Securities and Exchange Commission, is available without charge upon written request to: Wright Express Corporation, Investor Relations, 97 Darling Avenue, South Portland, ME 04106; by calling 866-230-1633; or by emailing investors@wrightexpress.com. The most recent certifications by our principal executive and financial officers pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K.


WRIGHT
EXPRESS

WRIGHT EXPRESS CORPORATION
97 DARLING AVENUE
SOUTH PORTLAND, ME 04106
PHONE: 207.773.8171
TOLL FREE: 800.761.7181
EMAIL: NEWSROOM@WRIGHTEXPRESS.COM
URL: WWW.WRIGHTEXPRESS.COM